Financial highlights

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net income (CHF million)

Net income attributable to shareholders	768	1,139	1,593	(33)	(52)	1,907	3,648	(48)

of which from continuing operations	768	1,139	1,593	(33)	(52)	1,907	3,667	(48)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.48	0.91	1.15	(47)	(58)	1.43	2.84	(50)

Basic earnings per share	0.48	0.91	1.15	(47)	(58)	1.43	2.82	(49)

Diluted earnings per share from continuing operations	0.48	0.90	1.15	(47)	(58)	1.42	2.83	(50)

Diluted earnings per share	0.48	0.90	1.15	(47)	(58)	1.42	2.81	(49)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	9.7	13.4	17.8	–	–	11.6	20.1	–

Core Results (CHF million) [1]

Net revenues	6,326	7,813	8,420	(19)	(25)	14,139	17,381	(19)

Provision for credit losses	13	(7)	20	–	(35)	6	(30)	–

Total operating expenses	5,227	6,195	6,594	(16)	(21)	11,422	12,671	(10)

Income from continuing operations before taxes	1,086	1,625	1,806	(33)	(40)	2,711	4,740	(43)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	82.6	79.3	78.3	–	–	80.8	72.9	–

Pre-tax income margin	17.2	20.8	21.4	–	–	19.2	27.3	–

Effective tax rate	25.0	28.6	10.4	–	–	27.1	21.6	–

Net income margin [2]	12.1	14.6	18.9	–	–	13.5	21.0	–

Assets under management and net new assets (CHF billion)

Assets under management	1,233.3	1,282.4	1,242.6	(3.8)	(0.7)	1,233.3	1,242.6	(0.7)

Net new assets	14.3	19.1	14.5	(25.1)	(1.4)	33.4	40.5	(17.5)

Balance sheet statistics (CHF million)

Total assets	976,923	1,016,468	1,137,948	(4)	(14)	976,923	1,137,948	(14)

Net loans	220,030	222,510	227,205	(1)	(3)	220,030	227,205	(3)

Total shareholders' equity	31,216	34,057	35,633	(8)	(12)	31,216	35,633	(12)

Tangible shareholders' equity [3]	23,027	25,330	25,674	(9)	(10)	23,027	25,674	(10)

Book value per share outstanding (CHF)

Total book value per share	26.03	28.36	30.04	(8)	(13)	26.03	30.04	(13)

Shares outstanding (million)

Common shares issued	1,202.2	1,201.0	1,186.1	0	1	1,202.2	1,186.1	1

Treasury shares	(3.1)	0.0	0.0	–	–	(3.1)	0.0	–

Shares outstanding	1,199.1	1,201.0	1,186.1	0	1	1,199.1	1,186.1	1

Market capitalization

Market capitalization (CHF million)	39,312	46,876	48,535	(16)	(19)	39,312	48,535	(19)

Market capitalization (USD million)	46,910	51,139	44,395	(8)	6	46,910	44,395	6

BIS statistics

Risk-weighted assets (CHF million)	203,741	212,196	232,964	(4)	(13)	203,741	232,964	(13)

Tier 1 ratio (%)	18.2	18.2	16.3	–	–	18.2	16.3	–

Total capital ratio (%)	23.6	23.7	21.8	–	–	23.6	21.8	–

Number of employees (full-time equivalents)

Number of employees	50,700	50,100	49,200	1	3	50,700	49,200	3

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure and Core Results. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders
The strength of our business model is underscored by an underlying* return on equity of 15% for the first half of 2011, despite a disappointing performance in the second quarter. In a difficult quarter, we achieved underlying* income before taxes of CHF 1.2 billion and underlying* return on equity of 10% in 2Q11. Asset Management reported a strong performance in the quarter and Private Banking recorded solid results despite significant market headwinds and maintained its strength in gathering net new assets. Our performance in Investment Banking, however, was below expectations.

We achieved pre-tax income of CHF 1.1 billion, including business realignment costs of CHF 142 million and fair value gains of CHF 41 million on own debt and stand-alone derivatives relating to own funding liabilities. Net income attributable to shareholders was CHF 768 million and core net revenues were CHF 6.3 billion. The strength of the Swiss franc negatively impacted our pre-tax income by CHF 348 million compared to 2Q10. We achieved a return on equity attributable to shareholders of 9.7% and diluted earnings per share of CHF 0.48. Our Basel II tier 1 ratio was 18.2% at the end of 2Q11.

Performance of our businesses
Private Banking delivered pre-tax income of CHF 843 million and attracted net new assets of CHF 11.5 billion in 2Q11. Excluding the foreign exchange translation impact of CHF 205 million, pre-tax income in Private Banking increased CHF 174 million or 20%, compared to 2Q10. Wealth Management has seen continued strong growth in net new assets with broad-based inflows from both our Swiss and international businesses. In Switzerland, our Corporate & Institutional Clients business, which is an important provider of financing and services to the Swiss economy, maintained a high level of profitability and recorded low provisions for credit losses as the quality of our loan portfolio remained strong.

Investment Banking reported pre-tax income of CHF 231 million, which includes the negative foreign exchange translation impact of CHF 151 million, and net revenues of CHF 2.8 billion. Equity sales and trading revenues were solid given the weak market environment while fixed income sales and trading results were impacted by challenging trading conditions and moderately lower client flows. Our performance in underwriting and advisory remained solid.

Asset Management reported pre-tax income of CHF 202 million including a negative foreign exchange translation impact of CHF 27 million. Net new assets totaled CHF 4.0 billion in the second quarter. We are pleased with the steady performance of our Asset Management business.

Adjusting our cost base
In order to ensure attractive returns in the face of an uncertain and challenging economic and market environment, we continue to be proactive about seeking cost efficiencies across the firm, while at the same time investing in client-focused businesses. As a result, we are implementing a number of cost efficiency initiatives to achieve CHF 1 billion in cost savings and resulting reductions in the annualized first half 2011 expense run-rate during 2012. The program includes reductions of approximately 4% of total headcount across the Group. The initiatives will involve implementation costs in 2011 of CHF 400 million to CHF 450 million, of which CHF 142 million were recognized in 2Q11. The ability to take concerted actions to achieve efficiencies, while at the same time continuing to grow our assets under management and win market share, is a confirmation of the trust clients place in the strength of our franchise and our capital position. Our reduced cost base will put us in a better position to deliver consistent, industry-leading returns and to capitalize on improvements in the market environment.

Evolving regulatory environment
We are at the forefront in addressing many of the regulatory challenges currently facing the banking industry, including capital, liquidity and compensation. We have already been operating under Basel II.5 standards since the beginning of the year and continue to maintain a leading capital position with a Basel II tier 1 ratio of 18.2%. Today, we have significantly more clarity about the global capital framework. We believe a more level playing field is emerging, in which capital efficiency and low-risk business models will prevail. We are confident that our early transition on many of these issues will serve us well in the long term and places us in a favorable position compared to our peers.

Outlook
At this point in time, we have to recognize the likelihood that the current headwinds in the economic and market environment may be more persistent than we would have hoped. We expect interest rates to remain low for an extended period of time and the strong Swiss franc to continue to have an impact on our results. We may also continue to see lower levels of client activity and a volatile trading environment. However, we continue to focus on operating a business that generates solid income and resilient returns regardless of the market environment and other external factors and we remain confident in the strength of our platform, which we expect to provide us with substantial upside potential when economic and market conditions improve.

Yours sincerely

Urs Rohner Brady W. Dougan
July 2011
* Excluding business realignment costs of CHF 142 million (CHF 94 million after tax) and fair value gains of CHF 41 million (CHF 27 million after tax) on own debt and stand-alone derivatives relating to own funding liabilities.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged or assigned
Note 28 Subsidiary guarantee information
Note 29 Litigation
Investor information
Investor information
List of abbreviations
Financial calendar and information sources

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 50,700 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators

Operating environment
The operating environment remained challenging in 2Q11. Uncertainty surrounding a possible default on Greek debt led to wider concerns of sovereign debt default in Europe. The global economy slowed in 2Q11, also negatively impacted by the natural disaster in Japan as well as high commodity prices at the beginning of the quarter. Overall, inflation continued to rise globally, and the European Central Bank began raising interest rates in April. Equity markets ended slightly lower, with trading volumes down. The Swiss franc further strengthened against most major currencies in 2Q11.

Economic environment
Gross domestic product (GDP) data presented a mixed picture in the quarter. While some European economies (Germany and France) saw solid growth , growth in the US and Switzerland was moderate and was negative in Japan, with its industrial production falling sharply. Supply chain disruptions also appeared to affect Japan's trading partners, with US motor vehicle and parts production significantly lower. Growth in China was slower due to the tightening of its monetary policy. In Brazil, the slowdown was more substantial due to lower household consumption. In general, the global economy was clearly cooling after a relatively robust post-crisis rebound. High commodity prices in the beginning of the quarter accounted for a portion of the recent slowdown as well as increased inflationary pressures. In many developed and emerging countries, inflation reached the highest level since the summer of 2008. At the same time, with oil prices starting to fall during the quarter, there were signs that inflation might be peaking.

Central banks reacted differently to the combination of slower global growth and higher inflation. The European Central Bank (ECB) started to raise interest rates in April, the first major central bank to do so since rates were cut to record lows during the financial crisis, and signaled at its June meeting that it could continue to raise rates in July. In contrast, the US Federal Reserve (Fed) and the Bank of England maintained interest rates at exceptionally low levels. The Fed completed its initiative to purchase USD 600 billion of US treasuries.

European sovereign debt concerns continued to make headlines and affected markets worldwide. In May, Portugal was the third country to accept an EU/International Monetary Fund rescue package, endorsed by the newly elected Portuguese government. In Greece, payment of the next tranche of previously approved rescue funds was delayed. After political conflict within his party concerning additional austerity measures required to receive those funds, the Greek prime minister requested and won a vote of confidence from the Greek parliament relating to the measures. The parliament passed the austerity measures at the end of June, paving the way for disbursal of a further EUR 12 billion in rescue funds.

Swiss GDP growth figures published in 2Q11 showed a slight weakening of the recent growth momentum. Growth was primarily attributable to housing, healthcare and financial services, while consumption of food and clothing goods declined. There was little sign of inflation in Switzerland, as the rise in the value of the Swiss franc lessened the impact of increasing world commodity prices. The ongoing upward trend of the Swiss franc bears risk for the Swiss export sector and may lead to a slowdown of the economy.

2Q11 equity markets ended slightly lower, with trading volumes down, impacted by weaker economic indicators and continued risk aversion. Market volatility, as indicated by the Chicago Board of Options Exchange Market Volatility Index (VIX), increased sharply prior to the vote of confidence in Greece in June (refer to the charts “Equity markets”), but returned to levels seen at the beginning of the quarter. Swiss equities were down 2% for the quarter.

In fixed income markets, long-dated bonds outperformed with benchmark yields decreasing on the back of weaker macroeconomic data and fears of an escalation of the sovereign debt concerns in the eurozone. Bonds from European sovereigns considered fiscally weaker and of issuers associated with them particularly suffered in this environment. In contrast, US treasuries and Swiss government bonds benefited from strong safe-haven flows, posting positive total returns for the quarter. With widespread risk aversion, high yield bonds saw weaker performance in 2Q11, and record outflows from high yield bond funds were reported in June.

The Swiss franc was the strongest major currency in 2Q11. It appreciated to record highs against the euro and the US dollar. The strength of the Swiss franc was driven by its safe-haven status as the sovereign debt concerns in the eurozone continued. Further, the Swiss franc rose as economic data, especially in the US, showed a cyclical slowdown. Other currencies like the British pound and euro ended the quarter at around the same level against the US dollar as at the end of 1Q11. Low interest rates in the US and its external deficit prevented the US dollar from appreciating .

Commodity prices had a volatile quarter and finished overall down for the quarter. After a strong start to the quarter, prices turned sharply lower in May due to growing concerns about the slowdown of the global economy. After reaching a high above USD 114 per barrel, oil prices dropped below USD 100 per barrel in May before stabilizing around that price level during the second half of the quarter. Gold prices were relatively stable and continued to gradually increase during the quarter, supported by the low interest rate environment.

Sector environment
Banks significantly underperformed the broader market in 2Q11 (refer to the charts “Equity markets). Markets were declining during the quarter, but ended only slightly lower as markets rebounded at the end of the quarter when the Greek restructuring measures were backed by the government. Sector performance also reflected uncertainties regarding the effect of the changing regulations on sector participants. For information regarding regulatory proposals and developments, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Regulatory capital developments and proposals and I – Information on the company – Regulation and supervision in the Credit Suisse Annual Report 2010.

Overall funding availability for European banks was solid at the beginning of the quarter, but worsened for some given rising sovereign debt concerns during 2Q11. Dependency of the Portuguese, Irish and Greek banks on ECB lending support increased further.

The wealth management sector was affected by the European sovereign debt concerns and the turmoil in the Middle East. Cautious client behavior was reflected in trading volumes. The strength of the Swiss franc continued to have an adverse foreign exchange impact on results and assets under management at Swiss institutions, despite the strong rise in global wealth over the last two years when measured in US dollars. The mortgage market in Switzerland was characterized by ongoing strong growth and competition. The Swiss National Bank (SNB) voiced concerns over a potential overheating of the Swiss real estate market in some local areas.

In the investment banking sector, global completed mergers and acquisitions (M&A) volumes increased relative to 1Q11, while the pipeline of global announced M&A volumes was slightly lower. Equity underwriting volumes increased, particularly in Europe, driven by higher initial public offering (IPO) activity, while debt underwriting volumes declined from a robust 1Q11, despite continued low interest rates in developed markets. Global exchange volumes were weaker than in 1Q11 for equity and fixed income markets. Cash equity volumes declined in both the US and Europe, reflecting lower risk appetite. During the quarter, subprime ABX and CMBX real estate indices reached new lows, down 10% and 18% on average from 1Q11, respectively. Cost pressures in the sector remained high, with many institutions implementing further cost cutting initiatives.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index was down 1% in 2Q11. The hedge fund industry saw its largest declines in managed futures funds with offsetting gains in equity market neutral funds. New allocations to the hedge fund industry totaled nearly USD 30 billion in 2Q11. In private equity, aggregate capital raised increased over 1Q11. Private equity-backed deals increased over 1Q11. In US mutual funds, there were inflows into bond funds and outflows from equity funds.

Market volumes (growth in %)

	Global			Europe

end of 2Q11	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	(7)	(19)		(7)	(16)

Announced mergers and acquisitions [2]	(2)	29		17	51

Completed mergers and acquisitions [2]	11	28		23	49

Equity underwriting [2]	6	32		134	105

Debt underwriting [2]	(16)	29		(26)	32

Syndicated lending - investment grade [2]	25	51	[3]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic 3 6M11 vs 6M10

Credit Suisse
In 2Q11, we recorded net income attributable to shareholders of CHF 768 million. Diluted earnings per share were CHF 0.48. Return on equity attributable to shareholders was 9.7%. Our capital position remained strong with a BIS tier 1 ratio of 18.2%.

Results

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net revenues	6,892	8,156	8,539	(15)	(19)	15,048	17,552	(14)

Provision for credit losses	13	(7)	20	–	(35)	6	(30)	–

Compensation and benefits	3,096	4,029	3,980	(23)	(22)	7,125	7,873	(10)

General and administrative expenses	1,652	1,632	2,061	1	(20)	3,284	3,736	(12)

Commission expenses	491	536	569	(8)	(14)	1,027	1,089	(6)

Total other operating expenses	2,143	2,168	2,630	(1)	(19)	4,311	4,825	(11)

Total operating expenses	5,239	6,197	6,610	(15)	(21)	11,436	12,698	(10)

Income from continuing operations before taxes	1,640	1,966	1,909	(17)	(14)	3,606	4,884	(26)

Income tax expense	271	465	187	(42)	45	736	1,026	(28)

Income from continuing operations	1,369	1,501	1,722	(9)	(20)	2,870	3,858	(26)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income	1,369	1,501	1,722	(9)	(20)	2,870	3,839	(25)

Net income attributable to noncontrolling interests	601	362	129	66	366	963	191	404

Net income attributable to shareholders	768	1,139	1,593	(33)	(52)	1,907	3,648	(48)

of which from continuing operations	768	1,139	1,593	(33)	(52)	1,907	3,667	(48)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.48	0.91	1.15	(47)	(58)	1.43	2.84	(50)

Basic earnings per share	0.48	0.91	1.15	(47)	(58)	1.43	2.82	(49)

Diluted earnings per share from continuing operations	0.48	0.90	1.15	(47)	(58)	1.42	2.83	(50)

Diluted earnings per share	0.48	0.90	1.15	(47)	(58)	1.42	2.81	(49)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	9.7	13.4	17.8	–	–	11.6	20.1	–

Return on tangible equity attributable to shareholders (annualized) [1]	13.1	18.1	24.8	–	–	15.7	27.7	–

Number of employees (full-time equivalents)

Number of employees	50,700	50,100	49,200	1	3	50,700	49,200	3

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2Q11	1Q11	2Q10	2Q11	1Q11	2Q10	2Q11	1Q11	2Q10

Statements of operations (CHF million)

Net revenues	6,326	7,813	8,420	566	343	119	6,892	8,156	8,539

Provision for credit losses	13	(7)	20	0	0	0	13	(7)	20

Compensation and benefits	3,093	4,025	3,982	3	4	(2)	3,096	4,029	3,980

General and administrative expenses	1,643	1,634	2,043	9	(2)	18	1,652	1,632	2,061

Commission expenses	491	536	569	0	0	0	491	536	569

Total other operating expenses	2,134	2,170	2,612	9	(2)	18	2,143	2,168	2,630

Total operating expenses	5,227	6,195	6,594	12	2	16	5,239	6,197	6,610

Income from continuing operations before taxes	1,086	1,625	1,806	554	341	103	1,640	1,966	1,909

Income tax expense	271	465	187	0	0	0	271	465	187

Net income	815	1,160	1,619	554	341	103	1,369	1,501	1,722

Net income attributable to noncontrolling interests	47	21	26	554	341	103	601	362	129

Net income attributable to shareholders	768	1,139	1,593	–	–	–	768	1,139	1,593

Statement of operations metrics (%)

Cost/income ratio	82.6	79.3	78.3	–	–	–	76.0	76.0	77.4

Pre-tax income margin	17.2	20.8	21.4	–	–	–	23.8	24.1	22.4

Effective tax rate	25.0	28.6	10.4	–	–	–	16.5	23.7	9.8

Net income margin [1]	12.1	14.6	18.9	–	–	–	11.1	14.0	18.7

1 Based on amounts attributable to shareholders.

Core Results
In 2Q11, we recorded net income attributable to shareholders of CHF 768 million. Private Banking attracted solid net new assets of CHF 11.5 billion, with broad inflows in both our Swiss and international businesses. Private Banking’s results reflected the challenging operating environment with very low client activity. Investment Banking net revenues, particularly in fixed income sales and trading, were significantly impacted by difficult trading conditions and weaker client activity triggered by European sovereign debt concerns, widening credit spreads and macroeconomic concerns. Asset Management had improved fee-based revenues, continued its positive trend in net new assets and had investment-related gains of CHF 156 million. Results were significantly impacted by the adverse foreign exchange translation impact.

Core Results

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net interest income	1,378	1,732	1,207	(20)	14	3,110	3,105	0

Commissions and fees	3,469	3,679	3,604	(6)	(4)	7,148	7,024	2

Trading revenues	1,127	2,004	3,629	(44)	(69)	3,131	7,082	(56)

Other revenues	352	398	(20)	(12)	–	750	170	341

Net revenues	6,326	7,813	8,420	(19)	(25)	14,139	17,381	(19)

Provision for credit losses	13	(7)	20	–	(35)	6	(30)	–

Compensation and benefits	3,093	4,025	3,982	(23)	(22)	7,118	7,873	(10)

General and administrative expenses	1,643	1,634	2,043	1	(20)	3,277	3,709	(12)

Commission expenses	491	536	569	(8)	(14)	1,027	1,089	(6)

Total other operating expenses	2,134	2,170	2,612	(2)	(18)	4,304	4,798	(10)

Total operating expenses	5,227	6,195	6,594	(16)	(21)	11,422	12,671	(10)

Income from continuing operations before taxes	1,086	1,625	1,806	(33)	(40)	2,711	4,740	(43)

Income tax expense	271	465	187	(42)	45	736	1,026	(28)

Income from continuing operations	815	1,160	1,619	(30)	(50)	1,975	3,714	(47)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income	815	1,160	1,619	(30)	(50)	1,975	3,695	(47)

Net income attributable to noncontrolling interests	47	21	26	124	81	68	47	45

Net income attributable to shareholders	768	1,139	1,593	(33)	(52)	1,907	3,648	(48)

of which from continuing operations	768	1,139	1,593	(33)	(52)	1,907	3,667	(48)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Statement of operations metrics (%)

Cost/income ratio	82.6	79.3	78.3	–	–	80.8	72.9	–

Pre-tax income margin	17.2	20.8	21.4	–	–	19.2	27.3	–

Effective tax rate	25.0	28.6	10.4	–	–	27.1	21.6	–

Net income margin [1]	12.1	14.6	18.9	–	–	13.5	21.0	–

Number of employees (full-time equivalents)

Number of employees	50,700	50,100	49,200	1	3	50,700	49,200	3

1 Based on amounts attributable to shareholders.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.

Impact from movements in spreads
Our Core Results revenues are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse vanilla debt as of the opening 1Q10 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to II – Operating and financial review – Core Results – Accounting changes adopted in the first quarter 2010 in the Credit Suisse Annual Report 2010. Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). Regulatory capital excludes cumulative fair value gains/(losses) related to own vanilla debt and structured notes, net of tax. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management.

in	2Q11	1Q11	2Q10	6M11	6M10

(CHF million)

Net income attributable to shareholders, excluding impact from movements in spreads	741	1,606	933	2,347	2,857

Fair value gains/(losses) on own vanilla debt	54	(309)	855	(255)	961

of which in Corporate Center	106	(254)	922	(148)	1,091

of which allocated to Investment Banking	(48)	(52)	(62)	(100)	(121)

of which allocated to other divisions	(4)	(3)	(5)	(7)	(9)

Fair value gains/(losses) on stand-alone derivatives	(13)	(308)	59	(321)	156

Tax expense/(benefit)	14	(150)	254	(136)	326

Net income attributable to shareholders	768	1,139	1,593	1,907	3,648

Results overview
In 2Q11, we recorded net income attributable to shareholders of CHF 768 million, down 52% compared to 2Q10. Net revenues were CHF 6,326 million, down 25%, and total operating expenses were CHF 5,227 million, down 21% compared to 2Q10. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against all major currencies. Compared to 2Q10, the adverse impact on net revenues and income before taxes was CHF 1,148 million and CHF 348 million, respectively. Our 2Q11 results included fair value gains of CHF 54 million on Credit Suisse vanilla debt and CHF 13 million of fair value losses on stand-alone derivatives related to certain of our funding liabilities.

In Private Banking, net revenues of CHF 2,797 million decreased 6% compared to 2Q10, driven by a decline in net interest income and transaction-based revenues in Wealth Management Clients. In an ongoing low interest rate environment, net interest income decreased 10%, with lower margins on lower average deposit volumes and slightly higher average loan volumes. The decline in deposit volumes included the impact from the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees decreased slightly, reflecting the adverse foreign exchange translation impact, including the impact on average assets under management, partially offset by higher investment account and service fees and semi-annual performance fees. Transaction-based revenues decreased 7%, primarily due to substantially lower brokerage and product issuing fees and lower foreign exchange income from client transactions, partially offset by gains from the sale of real estate of CHF 72 million. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Core Results reporting by division

	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net revenues (CHF million)

Wealth Management Clients	2,330	2,433	2,516	(4)	(7)	4,763	4,980	(4)

Corporate & Institutional Clients	467	463	475	1	(2)	930	911	2

Private Banking	2,797	2,896	2,991	(3)	(6)	5,693	5,891	(3)

Investment Banking	2,822	4,929	4,099	(43)	(31)	7,751	9,315	(17)

Asset Management	629	591	502	6	25	1,220	1,133	8

Corporate Center	78	(603)	828	–	(91)	(525)	1,042	–

Net revenues	6,326	7,813	8,420	(19)	(25)	14,139	17,381	(19)

Provision for credit losses (CHF million)

Wealth Management Clients	8	12	16	(33)	(50)	20	48	(58)

Corporate & Institutional Clients	(10)	0	(13)	–	(23)	(10)	(26)	(62)

Private Banking	(2)	12	3	–	–	10	22	(55)

Investment Banking	15	(19)	17	–	(12)	(4)	(52)	(92)

Provision for credit losses	13	(7)	20	–	(35)	6	(30)	–

Total operating expenses (CHF million)

Wealth Management Clients	1,727	1,798	1,867	(4)	(7)	3,525	3,622	(3)

Corporate & Institutional Clients	229	231	247	(1)	(7)	460	481	(4)

Private Banking	1,956	2,029	2,114	(4)	(7)	3,985	4,103	(3)

Investment Banking	2,576	3,605	3,298	(29)	(22)	6,181	6,789	(9)

Asset Management	427	419	480	2	(11)	846	945	(10)

Corporate Center	268	142	702	89	(62)	410	834	(51)

Total operating expenses	5,227	6,195	6,594	(16)	(21)	11,422	12,671	(10)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	595	623	633	(4)	(6)	1,218	1,310	(7)

Corporate & Institutional Clients	248	232	241	7	3	480	456	5

Private Banking	843	855	874	(1)	(4)	1,698	1,766	(4)

Investment Banking	231	1,343	784	(83)	(71)	1,574	2,578	(39)

Asset Management	202	172	22	17	–	374	188	99

Corporate Center	(190)	(745)	126	(74)	–	(935)	208	–

Income from continuing operations before taxes	1,086	1,625	1,806	(33)	(40)	2,711	4,740	(43)

Core Results reporting by region

	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net revenues (CHF million)

Switzerland	2,126	2,150	2,234	(1)	(5)	4,276	4,380	(2)

EMEA	1,611	1,963	1,903	(18)	(15)	3,574	4,192	(15)

Americas	1,861	3,439	2,740	(46)	(32)	5,300	6,260	(15)

Asia Pacific	650	864	715	(25)	(9)	1,514	1,507	0

Corporate Center	78	(603)	828	–	(91)	(525)	1,042	–

Net revenues	6,326	7,813	8,420	(19)	(25)	14,139	17,381	(19)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	761	708	819	7	(7)	1,469	1,578	(7)

EMEA	85	309	178	(72)	(52)	394	749	(47)

Americas	381	1,205	659	(68)	(42)	1,586	2,064	(23)

Asia Pacific	49	148	24	(67)	104	197	141	40

Corporate Center	(190)	(745)	126	(74)	–	(935)	208	–

Income from continuing operations before taxes	1,086	1,625	1,806	(33)	(40)	2,711	4,740	(43)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

In Investment Banking, net revenues of CHF 2,822 million were down 31% from 2Q10. Results in 2Q11 were impacted by the weakening of the US dollar against the Swiss franc, which adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 12% lower and income before taxes was 64% lower compared to 2Q10. Fixed income sales and trading results were significantly lower than 2Q10, reflecting challenging trading conditions and weaker client flows triggered by European sovereign debt concerns and deteriorating economic indicators, particularly in the US. Results in securitized products, rates and credit were impacted by difficult market-making conditions and reduced liquidity that resulted in losses on inventory positions related to client trading business. In addition, we incurred losses in securitized products from sales of inventory and related hedges as we reduced risk. Our fixed income sales and trading results in 2Q11 mainly consisted of revenues from emerging markets, credit, including leveraged finance and investment grade, global rates, commodities, foreign exchange and securitized products. Revenues included a loss of CHF 115 million relating to a change in estimate in adopting overnight indexed swap (OIS) interest rate yield curves in determining the fair value of certain collateralized derivatives. Equity sales and trading results were solid, although lower compared to 2Q10, reflecting muted client trading activity and the foreign exchange translation impact. Equity sales and trading results mainly consisted of revenues from prime services, cash equities, derivatives and equity arbitrage trading. Excluding the foreign exchange translation impact, underwriting and advisory results were up against 2Q10, primarily reflecting improved equity underwriting and advisory results.

In Asset Management, net revenues of CHF 629 million were up 25% from 2Q10. Net revenues before investment-related gains and securities purchased from our money market funds were CHF 473 million, up 12% compared to 2Q10, reflecting improved results in alternative investments. Fee-based revenues increased 9% compared to 2Q10. Asset management fees of CHF 313 million were down 12%, reflecting the foreign exchange translation impact and the spin-off and sale of non-core businesses. Average assets under management decreased 2.0% compared to 2Q10, reflecting adverse foreign exchange-related movements, partially offset by net new assets and positive market performance. Placement, transaction and other fees were 30% higher, primarily reflecting higher private equity placement fees, partially offset by lower real estate transaction fees. Performance fees and carried interest were up CHF 57 million, benefiting from significantly higher semi-annual performance fees from Hedging-Griffo and carried interest on realized private equity gains. Equity participations income increased 57%, primarily reflecting higher income from our investments in single manager hedge funds and diversified strategies. Investment-related gains were CHF 156 million, up CHF 113 million compared with 2Q10, including realized and unrealized gains in private equity investments in the healthcare and energy sectors.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. Corporate Center loss before taxes was CHF 190 million. The loss included CHF 142 million of severance and other compensation expense related to headcount reductions in Investment Banking, as part of a Group-wide cost efficiency initiative, net fair value gains on our long-term vanilla debt (consisting of CHF 106 million gains on own debt and CHF 13 million losses on stand-alone derivatives) and litigation provisions related to the settlement of an auction rate securities matter. The fair value gains on own debt reflected the widening of credit spreads, partially offset by the increased fair value of outstanding hybrid debt instruments due to the perceived likelihood of redemption at their first call date. Revenues and compensation and benefits also included reclassifications relating to the Partner Asset Facility (PAF), as PAF gains of CHF 21 million and offsetting compensation expense were included in Investment Banking trading revenues. In 2Q10, Corporate Center income before taxes was CHF 126 million, primarily reflecting fair value gains on Credit Suisse debt of CHF 922 million and significantly higher expenses, including compensation expense of CHF 447 million due to the UK levy on variable compensation and CHF 216 million of litigation provisions.

Provision for credit losses were net provisions of CHF 13 million in 2Q11, with net provisions of CHF 15 million in Investment Banking and net releases of CHF 2 million in Private Banking.
Total operating expenses of CHF 5,227 million were down 21% compared to 2Q10, reflecting 22% lower compensation and benefits and 20% lower general and administrative expenses. Operating expenses in 2Q11 were favorably impacted by the foreign exchange translation impact compared to 2Q10. The decrease in compensation and benefits was mainly due to the favorable foreign exchange translation impact, the UK levy on variable compensation of CHF 447 million in 2Q10, lower discretionary performance-related compensation accruals and lower social security taxes on share award deliveries, partially offset by severance and other compensation expense of CHF 142 million in Corporate Center related to headcount reduction in Investment Banking and higher salaries and benefits reflecting increased headcount. The decrease in general and administrative expenses primarily reflected lower provisions and losses and the favorable foreign exchange translation impact. Net litigation provisions in 2Q11 were CHF 69 million. 2Q10 included CHF 216 million of litigation provisions recorded in Corporate Center.

The Core Results effective tax rate was 25.0% in 2Q11, compared to 28.6% in 1Q11. The 2Q11 effective tax rate was influenced by the geographical mix of results. The effective tax rate also reflected an increase in the valuation allowance against deferred tax assets, mainly in the UK, and an increase in deferred tax asset balances following a re-measurement of deferred tax assets in Switzerland. Overall, net deferred tax assets decreased CHF 780 million to CHF 7,401 million as of the end of 2Q11, primarily related to the foreign exchange translation impact. For further information, refer to Note 20 – Tax in V – Condensed consolidated financial statements – unaudited.

Assets under management were CHF 1,233.3 billion as of the end of 2Q11, down 3.8% compared to the end of 1Q11, mainly reflecting adverse foreign exchange-related movements, partially offset by net new assets. Compared to the end of 2Q10, assets under management were stable. Net new assets in both Private Banking and Asset Management and positive market performance were offset by adverse foreign exchange-related movements.

Adjusting our cost base
In order to better position the Group for continued challenging markets, we are implementing a number of cost efficiency initiatives to achieve CHF 1 billion in cost savings and resulting reductions in the annualized first half 2011 expense run rate during 2012. The program includes reductions of approximately 4% of total headcount across the Group. The initiatives will involve implementation costs in 2011 of CHF 400 million to CHF 450 million, of which CHF 142 million of severance and other compensation expense related to headcount reductions in Investment Banking were recognized in the Corporate Center in 2Q11. We expect to recognize in the Corporate Center the balance of the implementation costs associated with these initiatives in the second half of 2011, primarily through severance and other compensation expense. Given these implementation costs, we expect limited net costs savings in 2011 and realization of the benefits of the cost efficiency initiatives during 2012. We do not expect the cost efficiency initiatives to have an impact on the execution of our capital-efficient, client-focused strategy, and we expect a limited impact on revenues as we allocate resources to growth businesses.

Recent developments
On April 30, 2011, Credit Suisse completed the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) Prime Fund Services (PFS) hedge fund administration business, a global leader in hedge fund administration services.

Management changes
Effective August 1, 2011, the Board of Directors has appointed Walter Berchtold as Chairman of Private Banking and Hans-Ulrich Meister as Chief Executive Officer of Private Banking. Mr. Meister will assume his new position in addition to his role as Chief Executive Officer of Credit Suisse Switzerland. In his new position, Mr. Berchtold will focus on further growing the Group’s strategically important businesses with ultra-high-net-worth clients globally. Mr. Berchtold and Mr. Meister remain members of the Executive Board.

Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. For information on the liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), the liquidity and capital standards under the Basel Committee on Banking Supervision (BCBS) Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the Basel II market risk framework (Basel II.5), refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Regulatory capital developments and proposals, and for information on other regulatory proposals and developments, refer to I – Information on the company – Regulation and supervision in the Credit Suisse Annual Report 2010.

In July 2011, the UK enacted a levy attributable to the UK operations of large banks on certain funding. We currently estimate an expense of CHF 125 million from this levy in 2011, to be recognized in the second half of 2011. For further information, refer to Note 3 – Business developments and subsequent events in V – Condensed consolidated financial statements – unaudited.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity (unaudited) and Note 21 – Employee deferred compensation in V – Condensed consolidated financial statements – unaudited and Note 26 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

Based on our regular review of observable parameters used in our pricing models, in 2Q11 we adopted OIS interest rate yield curves, instead of other reference rates such as LIBOR, in determining the fair value of certain collateralized derivatives, resulting in a loss of CHF 115 million in Investment Banking fixed income sales and trading revenue.

For further information, refer to Note 1 – Summary of significant accounting policies and Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain commercial paper (CP), most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain collateralized debt obligations (CDOs), certain asset-backed and mortgage-backed securities, certain loans, certain loans held-for-sale, non-traded equity securities, private equity and other long-term investments.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 2Q11, 54% and 41% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 5.3 billion during 2Q11, primarily reflecting decreases in loans held-for-sale and trading assets. These decreases primarily reflected the foreign exchange translation impact and transfers to level 2.

Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under Basel II, were CHF 34.6 billion, compared to CHF 37.2 billion as of the end of 1Q11. As of the end of 2Q11, these assets comprised 4% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, unchanged from 1Q11.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 2Q11 was 50,700, up 600 from 1Q11, primarily reflecting increases in Investment Banking from the completion of the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) PFS hedge fund administration business. Headcount at the end of 2Q11 was up 1,500 from 2Q10, reflecting increases in Private Banking, with investments, including IT, in client-facing businesses, and in Investment Banking, 440 of which was from the completion of the acquisition of PFS.

In order to better position the Group for continued challenging markets, we are targeting headcount reductions across the Group. For further information, refer to Adjusting our cost base.
Number of employees by division

	end of			% change

	2Q11	1Q11	2Q10	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	25,700	25,600	24,900	0	3

Investment Banking	21,300	20,800	20,600	2	3

Asset Management	2,800	2,800	2,800	0	0

Corporate Center	900	900	900	0	0

Number of employees	50,700	50,100	49,200	1	3

Key performance indicators
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

Growth
We target collaboration revenues of 18% to 20% of net revenues. Collaboration revenues were 17.5% of net revenues for 2Q11.
For net new assets, we target a growth rate above 6%. In 2Q11, we recorded an annualized net new asset growth rate of 4.5% and a rolling four-quarter average growth rate of 5.0%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 2Q11 total shareholder return was (13.3)%. The 2Q11 average total shareholder return of our peer group was (5.6)%.

For return on equity, we target an annualized return on equity above 15%. The annualized return on equity was 9.7% in 2Q11.
We target a pre-tax income margin above 28%. Our pre-tax income margin was 17.2% for 2Q11.
Capital
For the Bank for International Settlements (BIS) tier 1 ratio, our capital targets are compliance with the Swiss “Too Big to Fail” and Basel III capital standards. The BIS tier 1 ratio was 18.2% and the core tier 1 ratio under Basel II.5 was 10.2% as of the end of 2Q11. For further information, refer to IV – Treasury management – Capital management.

in / end of	Target	2Q11	6M11	2010	2009	2008

Growth

Collaboration revenues (%)	18 - 20% of net revenues	17.5	15.9	14.4	15.5	43.8

Net new asset growth (%) (annualized)	Above 6%	4.5	5.3	5.6	4.0	(0.2)

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(13.3)	(10.2)	(23.3)	80.1	(56.1)

Total shareholder return of peer group [1,2]	–	(5.6)	(0.9)	(1.7)	36.6	(55.5)

Return on equity attributable to shareholders (annualized)	Above 15%	9.7	11.6	14.4	18.3	(21.1)

Core Results pre-tax income margin	Pre-tax income margin above 28%	17.2	19.2	22.2	25.5	(102.5)

Capital (%)

BIS tier 1 ratio (Basel II)	Compliance with Swiss "Too Big to Fail" and Basel III	18.2	18.2	17.2	16.3	13.3

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Results by division
Private Banking
Investment Banking
Asset Management

Private Banking
In 2Q11, we reported net revenues of CHF 2,797 million and income before taxes of CHF 843 million in a challenging operating environment with very low client activity. We attracted solid net new assets of CHF 11.5 billion, with broad inflows in both our Swiss and international businesses.

Results

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net revenues	2,797	2,896	2,991	(3)	(6)	5,693	5,891	(3)

Provision for credit losses	(2)	12	3	–	–	10	22	(55)

Compensation and benefits	1,135	1,224	1,214	(7)	(7)	2,359	2,397	(2)

General and administrative expenses	664	621	728	7	(9)	1,285	1,366	(6)

Commission expenses	157	184	172	(15)	(9)	341	340	0

Total other operating expenses	821	805	900	2	(9)	1,626	1,706	(5)

Total operating expenses	1,956	2,029	2,114	(4)	(7)	3,985	4,103	(3)

Income before taxes	843	855	874	(1)	(4)	1,698	1,766	(4)

of which Wealth Management Clients	595	623	633	(4)	(6)	1,218	1,310	(7)

of which Corporate & Institutional Clients	248	232	241	7	3	480	456	5

Statement of operations metrics (%)

Cost/income ratio	69.9	70.1	70.7	–	–	70.0	69.6	–

Pre-tax income margin	30.1	29.5	29.2	–	–	29.8	30.0	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,881	6,655	6,580	3	5	6,711	6,439	4

Pre-tax return on average utilized economic capital (%) [1]	49.4	51.8	53.6	–	–	51.0	55.3	–

Number of employees (full-time equivalents)

Number of employees	25,700	25,600	24,900	0	3	25,700	24,900	3

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net revenue detail (CHF million)

Net interest income	1,151	1,176	1,276	(2)	(10)	2,327	2,490	(7)

Recurring commissions and fees	1,005	1,007	1,028	0	(2)	2,012	2,084	(3)

Transaction-based	641	713	687	(10)	(7)	1,354	1,317	3

Net revenues	2,797	2,896	2,991	(3)	(6)	5,693	5,891	(3)

Provision for credit losses (CHF million)

New provisions	55	41	90	34	(39)	96	165	(42)

Releases of provisions	(57)	(29)	(87)	97	(34)	(86)	(143)	(40)

Provision for credit losses	(2)	12	3	–	–	10	22	(55)

Balance sheet statistics (CHF million)

Net loans	186,691	185,795	182,397	0	2	186,691	182,397	2

of which Wealth Management Clients [1]	134,160	133,466	130,881	1	3	134,160	130,881	3

of which Corporate & Institutional Clients	52,531	52,329	51,516	0	2	52,531	51,516	2

Deposits	244,146	248,090	260,736	(2)	(6)	244,146	260,736	(6)

of which Wealth Management Clients [1]	193,729	197,802	210,918	(2)	(8)	193,729	210,918	(8)

of which Corporate & Institutional Clients	50,417	50,288	49,818	0	1	50,417	49,818	1

Number of relationship managers

Switzerland	2,040	2,050	1,990	0	3	2,040	1,990	3

EMEA	1,240	1,240	1,240	0	0	1,240	1,240	0

Americas	560	550	550	2	2	560	550	2

Asia Pacific	370	360	350	3	6	370	350	6

Wealth Management Clients	4,210	4,200	4,130	0	2	4,210	4,130	2

Corporate & Institutional Clients (Switzerland)	500	490	480	2	4	500	480	4

Number of relationship managers	4,710	4,690	4,610	0	2	4,710	4,610	2

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Results overview
Income before taxes of CHF 843 million decreased 4% compared to 2Q10. Net revenues of CHF 2,797 million decreased 6% compared to 2Q10, driven by a decline in net interest income and transaction-based revenues in Wealth Management Clients. In an ongoing low interest rate environment, net interest income decreased 10%, with lower margins on lower average deposit volumes and slightly higher average loan volumes. The decline in deposit volumes included the impact from the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees decreased slightly, reflecting the adverse foreign exchange translation impact, including the impact on average assets under management, partially offset by higher investment account and services fees and semi-annual performance fees. Transaction-based revenues decreased 7%, primarily due to substantially lower brokerage and product issuing fees and lower foreign exchange income from client transactions, partially offset by gains from the sale of real estate of CHF 72 million. The decline in brokerage and product issuing fees was across most asset classes, particularly equity and bonds, with a decrease of over 20% in client turnover volumes in Wealth Management Clients, reflecting very low client activity. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Results in Private Banking were impacted by the ongoing weakening of the average exchange rates, mainly of the US dollar and the euro, against the Swiss franc, adversely impacting revenues and assets under management and favorably impacting expenses, primarily in Wealth Management Clients. Compared to 2Q10, the adverse impact on net revenues and income before taxes in Private Banking was CHF 294 million and CHF 205 million, respectively. Compared to 1Q11, the adverse impact on net revenues and income before taxes in Private Banking was CHF 87 million and CHF 60 million, respectively. Compared to 2Q10, the adverse impact on net revenues and income before taxes in Wealth Management Clients was CHF 280 million and CHF 191 million, respectively. Compared to 1Q11, the adverse impact on net revenues and income before taxes in Wealth Management Clients was CHF 83 million and CHF 56 million, respectively.

We recorded net releases of CHF 2 million for provisions for credit losses in Private Banking, with net provisions of CHF 8 million in Wealth Management Clients and net releases of CHF 10 million in Corporate & Institutional Clients.

Total operating expenses of CHF 1,956 million were 7% lower compared to 2Q10, reflecting the favorable foreign exchange translation impact. Excluding this impact total operating expenses were 3% lower, reflecting lower compensation and benefits and general and administrative expenses.

Compared to 1Q11, income before taxes was stable. Net revenues decreased 3%, driven by lower transaction-based revenues in Wealth Management Clients. Transaction-based revenues decreased 10%, primarily reflecting the substantially lower brokerage and product issuing fees, partially offset by the real estate gains. The slight decline in net interest income reflected slightly lower loan margins and lower deposit margins on stable average volumes. Recurring commissions and fees were stable. Total operating expenses decreased 4%, as lower compensation and benefits and commission expenses, reflecting the low client activity, were partially offset by higher general and administrative expenses.

Assets under management as of the end of 2Q11 were CHF 919.1 billion, 4.1% lower than the end of 1Q11. Net new assets of CHF 11.5 billion were more than offset by adverse foreign exchange-related movements, mainly the weakening of the US dollar and the euro against the Swiss franc, and adverse equity market movements. All net new assets were from Wealth Management Clients, of which two thirds were from international regions, with strong contributions from emerging markets and the ultra-high-net-worth (UHNW) client segment. Compared to the end of 2Q10, assets under management were down 0.7%, reflecting strong net new assets and positive equity and bond market movements offset by adverse foreign exchange-related movements, mainly from the weakening of the US dollar and the euro against the Swiss franc. Average assets under management of Wealth Management Clients were stable compared to 1Q11 and decreased slightly compared to 2Q10, as strong net new assets, particularly from the UHNW client segment, and positive market movements were offset by adverse foreign exchange-related movements.

Assets under management - Private Banking

	in / end of				% change		in / end of		% change

	2Q11		1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Assets under management by region (CHF billion)

Switzerland	315.0		331.0	325.2	(4.8)	(3.1)	315.0	325.2	(3.1)

EMEA	261.8		277.1	268.9	(5.5)	(2.6)	261.8	268.9	(2.6)

Americas	132.1		139.4	135.7	(5.2)	(2.7)	132.1	135.7	(2.7)

Asia Pacific	78.1		82.1	75.5	(4.9)	3.4	78.1	75.5	3.4

Wealth Management Clients	787.0		829.6	805.3	(5.1)	(2.3)	787.0	805.3	(2.3)

Corporate & Institutional Clients (Switzerland)	132.1		128.3	120.3	3.0	9.8	132.1	120.3	9.8

Assets under management	919.1		957.9	925.6	(4.1)	(0.7)	919.1	925.6	(0.7)

Average assets under management (CHF billion)

Average assets under management	942.0		951.0	959.1	(0.9)	(1.8)	946.5	944.7	0.2

Assets under management by currency (CHF billion)

USD	281.8		303.3	310.7	(7.1)	(9.3)	281.8	310.7	(9.3)

EUR	214.3		228.4	222.7	(6.2)	(3.8)	214.3	222.7	(3.8)

CHF	297.0		297.6	283.0	(0.2)	4.9	297.0	283.0	4.9

Other	126.0		128.6	109.2	(2.0)	15.4	126.0	109.2	15.4

Assets under management	919.1		957.9	925.6	(4.1)	(0.7)	919.1	925.6	(0.7)

Net new assets by region (CHF billion)

Switzerland	4.1		4.7	1.6	(12.8)	156.3	8.8	6.1	44.3

EMEA	2.9		4.0	5.6	(27.5)	(48.2)	6.9	8.0	(13.8)

Americas	2.0		3.0	1.6	(33.3)	25.0	5.0	3.6	38.9

Asia Pacific	2.5		4.0	3.1	(37.5)	(19.4)	6.5	7.1	(8.5)

Wealth Management Clients	11.5		15.7	11.9	(26.8)	(3.4)	27.2	24.8	9.7

Corporate & Institutional Clients (Switzerland)	0.0		2.3	1.9	(100.0)	(100.0)	2.3	7.6	(69.7)

Net new assets	11.5		18.0	13.8	(36.1)	(16.7)	29.5	32.4	(9.0)

Growth in assets under management (CHF billion)

Net new assets	11.5		15.7	11.9	–	–	27.2	24.8	–

Other effects	(54.1)		5.9	(31.4)	–	–	(48.2)	(22.3)	–

of which market movements	(7.2)		7.4	(23.3)	–	–	0.2	(7.5)	–

of which currency	(41.8)		0.1	(7.4)	–	–	(41.7)	(11.6)	–

of which other	(5.1)	[1]	(1.6)	(0.7)	–	–	(6.7)	(3.2)	–

Wealth Management Clients	(42.6)		21.6	(19.5)	–	–	(21.0)	2.5	–

Corporate & Institutional Clients	3.8	[1]	3.4	(0.6)	–	–	7.2	8.2	–

Growth in assets under management	(38.8)		25.0	(20.1)	–	–	(13.8)	10.7	–

Growth in assets under management (annualized) (%)

Net new assets	4.8		7.7	5.8	–	–	6.3	7.1	–

of which Wealth Management Clients	5.5		7.8	5.8	–	–	6.7	6.2	–

of which Corporate & Institutional Clients	0.0		7.4	6.3	–	–	3.7	13.6	–

Other effects	(21.0)		3.0	(14.3)	–	–	(9.3)	(4.7)	–

Growth in assets under management	(16.2)		10.7	(8.5)	–	–	(3.0)	2.4	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.6		5.7	6.0	–	–	–	–	–

of which Wealth Management Clients	5.9		5.8	5.4	–	–	–	–	–

of which Corporate & Institutional Clients	3.3		4.9	10.4	–	–	–	–	–

Other effects	(6.3)		(4.4)	1.3	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(0.7)		1.3	7.3	–	–	–	–	–

1 Primarily reflects the transfer of assets under management from Wealth Management Clients to Corporate & Institutional Clients.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. In 2Q11, the pre-tax income margin was 30.1%, up 0.9 percentage points from 2Q10 and up 0.6 percentage points from 1Q11.

Net new asset growth for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 5.5% in 2Q11. The rolling four-quarter average growth rate was 5.9%.

Initiatives and achievements
In 2Q11, we continued our long-term strategy of organic growth and strengthened our client focus:
– We were named “Best Wealth Management House” and, for the fifth time in a row, “Best Bank in Switzerland” in Euromoney's Awards for Excellence 2011.
– Recognizing the importance of the Chinese economy, we developed renminbi-based cash management products for corporate clients in the Asia Pacific region and expect to offer other renminbi-based fixed income and equity products.

– In Singapore, we launched the SymAsia Foundation Limited during the Credit Suisse Philanthropists Forum, providing a platform for individuals to discuss key issues related to philanthropy. SymAsia offers potential donors a comprehensive infrastructure to realize their philanthropic ambitions and support their preferred charitable causes.

– We launched the Direct Net Mobile Banking iPhone app for Swiss iPhone holders. Clients and non-clients can access our research recommendations, find the nearest ATM or build their own investment watchlists. Clients with the DirectNet app can also securely access an overview of their financial transactions.

Results detail
The following provides a comparison of our 2Q11 results versus 2Q10 (YoY) and versus 1Q11 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 6% from CHF 2,991 million to CHF 2,797 million
Net interest income decreased 10%, with lower margins on lower average deposit volumes and slightly higher average loan volumes. The decline in deposit volumes included the impact from the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees decreased slightly, as the adverse foreign exchange translation impact, including the impact on average assets under management, and lower banking services fees were partially offset by higher investment account and services fees and semi-annual performance fees from Hedging-Griffo. Transaction-based revenues decreased 7%, primarily due to substantially lower brokerage and product issuing fees, mainly from equities and bonds, and lower foreign exchange income from clients, partially offset by gains of CHF 72 million from the sale of real estate. The decline in transaction-based revenues reflected low client activity, with a decrease of over 20% in client turnover volumes in Wealth Management Clients, and the adverse foreign exchange translation impact.

QoQ: Down 3% from CHF 2,896 million to CHF 2,797 million
Slightly lower net interest income reflected lower deposit margins and slightly lower loan margins on stable average loan and deposit volumes. Recurring commissions and fees were stable, as semi-annual performance fees from Hedging-Griffo were offset by lower banking services fees and investment account and services fees. Transaction-based revenues decreased 10%, primarily reflecting substantially lower brokerage and product issuing fees, partially offset by the real estate gains. The decline in brokerage and product issuing fees was mainly in equities and bonds, and reflected the substantial decrease in client turnover volumes in Wealth Management Clients.

Provision for credit losses
YoY: Down from CHF 3 million to CHF (2) million
New provisions of CHF 55 million and releases of CHF 57 million resulted in net releases of provisions for credit losses of CHF 2 million. Wealth Management Clients recorded net new provisions of CHF 8 million and Corporate & Institutional Clients recorded net releases of CHF 10 million. Releases were recognized in Wealth Management Clients and Corporate & Institutional Clients, while new provisions were mainly recognized in Wealth Management Clients. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

QoQ: Down from CHF 12 million to CHF (2) million
Provision for credit losses reflected higher releases and higher new provisions.
Operating expenses
Compensation and benefits
YoY: Down 7% from CHF 1,214 million to CHF 1,135 million
The decrease reflected the favorable foreign exchange translation impact. Excluding this impact, the decrease reflected lower social security expenses on share award deliveries, deferred compensation from prior-year awards and discretionary performance-based compensation accruals.

QoQ: Down 7% from CHF 1,224 million to CHF 1,135 million
The decrease reflected lower discretionary performance-based compensation accruals, deferred compensation from prior-year awards and social security expenses on share award deliveries.
General and administrative expenses
YoY: Down 9% from CHF 728 million to CHF 664 million
The decline was mainly due to the favorable foreign exchange translation impact, a release of non-income tax provisions, lower premises and equipment expenses and lower marketing and sales expenses.
QoQ: Up 7% from CHF 621 million to CHF 664 million
The increase mainly reflected higher professional fees and marketing and sales expenses, partly offset by the release of non-income tax provisions and the favorable foreign exchange translation impact.

Personnel
Headcount at the end of 2Q11 was 25,700, up 100 from 1Q11 and up 800 from 2Q10. The increase from 2Q10 mainly reflected investments in our growth markets, advisory and solutions capabilities and multi-shore business model, including IT investments. The number of relationship managers in Wealth Management Clients was stable compared to 1Q11 and increased by 80 compared to 2Q10, primarily in Switzerland and Asia Pacific.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 12% from CHF 974 million to CHF 855 million
The decrease reflected lower deposit margins on lower average volumes and slightly lower loan margins on slightly higher average volumes. The decline in deposit volumes included the adverse foreign exchange translation impact and lower volumes related to securities lending and borrowing activities.

QoQ: Down 3% from CHF 880 million to CHF 855 million
The decrease reflected lower deposit margins on stable average volumes and slightly lower loan margins on slightly higher average volumes.
Recurring commissions and fees
YoY: Down 3% from CHF 923 million to CHF 899 million
Recurring commissions and fees decreased slightly, as the adverse foreign exchange translation impact, including the impact on average assets under management, and lower banking services fees were partially offset by higher investment account and services fees and semi-annual performance fees from Hedging-Griffo.

QoQ: Stable at CHF 899 million
Recurring commissions and fees were stable, as semi-annual performance fees from Hedging-Griffo were offset by lower banking services fees and investment account and services fees.
Transaction-based
YoY: Down 7% from CHF 619 million to CHF 576 million
The decrease was mainly due to substantially lower brokerage and product issuing fees, primarily from equities and bonds, and lower income from foreign exchange client transactions, partially offset by the gains of CHF 72 million from the sale of real estate. The decrease in transaction-based revenues reflected low client activity, with a drop of over 20% in client turnover volumes, and the adverse foreign exchange translation impact.

QoQ: Down 11% from CHF 649 million to CHF 576 million
The decrease reflected the substantially lower brokerage and product issuing fees, partially offset by the sales gains from real estate. The decline in brokerage and product issuing fees was mainly in equities and bonds, and reflected the substantial decrease in client turnover volumes.

Gross margin
Our gross margin was 115 basis points in 2Q11, five basis points lower than in 2Q10. The net interest income margin decreased five basis points due to 12% lower net interest income, primarily from lower deposit revenues, and 2.9% lower average assets under management. Recurring commissions and fees margin increased one basis point due to the lower average assets under management, while the transaction-based margin was down one basis point, reflecting 7% lower transaction-based revenues and the lower average assets under management. Excluding the CHF 72 million of gains from the sale of real estate, the transaction-based margin was 25 basis points and the gross margin was 111 basis points.

Compared to 1Q11, the gross margin decreased three basis points, primarily due to the 11% decrease in transaction-based revenues, 3% lower net interest income and the 1.4% decline in average assets under management.

Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net revenues	2,330	2,433	2,516	(4)	(7)	4,763	4,980	(4)

Provision for credit losses	8	12	16	(33)	(50)	20	48	(58)

Total operating expenses	1,727	1,798	1,867	(4)	(7)	3,525	3,622	(3)

Income before taxes	595	623	633	(4)	(6)	1,218	1,310	(7)

Statement of operations metrics (%)

Cost/income ratio	74.1	73.9	74.2	–	–	74.0	72.7	–

Pre-tax income margin	25.5	25.6	25.2	–	–	25.6	26.3	–

Net revenue detail (CHF million)

Net interest income	855	880	974	(3)	(12)	1,735	1,895	(8)

Recurring commissions and fees	899	904	923	(1)	(3)	1,803	1,879	(4)

Transaction-based	576	649	619	(11)	(7)	1,225	1,206	2

Net revenues	2,330	2,433	2,516	(4)	(7)	4,763	4,980	(4)

Average assets under management (CHF billion)

Average assets under management	813.0	824.2	837.0	(1.4)	(2.9)	818.6	825.3	(0.8)

Gross margin (annualized) (bp) [1]

Net interest income	42	43	47	–	–	42	46	–

Recurring commissions and fees	45	44	44	–	–	44	46	–

Transaction-based	28	31	29	–	–	30	29	–

Gross margin	115	118	120	–	–	116	121	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 2% from CHF 302 million to CHF 296 million
The decrease reflected lower loan margins and higher deposit margins on stable average volumes and the adverse foreign exchange translation impact.
QoQ: Stable at CHF 296 million
Net interest income was stable, reflecting slightly lower loan margins and stable deposit margins on stable average volumes.
Recurring commission and fees
YoY: Stable at CHF 106 million
Recurring commissions and fees were stable, as slight increases in investment account and services fees and banking services fees were offset by slight decreases in management fees.
QoQ: Up 3% from CHF 103 million to CHF 106 million
The increase mainly reflected higher investment account and services fees.
Transaction-based
YoY: Down 4% from CHF 68 million to CHF 65 million
The decline reflected lower foreign exchange income from client transactions and higher fair value losses on the Clock Finance transaction of CHF 4 million in 2Q11 compared to CHF 1 million in 2Q10, partially offset by higher corporate advisory fees.

QoQ: Up 2% from CHF 64 million to CHF 65 million
The increase reflected lower fair value losses on the Clock Finance transaction of CHF 4 million compared to losses of CHF 11 million in 1Q11 and higher corporate advisory fees, including revenues from integrated solutions, mostly offset by lower brokerage and product issuing fees, mainly from interest rate derivatives.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 78 basis points was three basis points lower than 2Q10 and one basis point lower than 1Q11. The decrease from 2Q10 reflected slightly lower net revenues and slightly higher average business volume, mainly higher assets under management. Compared to 1Q11, the decrease in return on business volume reflected stable net revenues and slightly higher average business volume.

Excluding the fair value losses on the Clock Finance transaction, return on business volume was 79 basis points in 2Q11, 80 basis points in 1Q11 and 81 basis points in 2Q10.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net revenues	467	463	475	1	(2)	930	911	2

Provision for credit losses	(10)	0	(13)	–	(23)	(10)	(26)	(62)

Total operating expenses	229	231	247	(1)	(7)	460	481	(4)

Income before taxes	248	232	241	7	3	480	456	5

Statement of operations metrics (%)

Cost/income ratio	49.0	49.9	52.0	–	–	49.5	52.8	–

Pre-tax income margin	53.1	50.1	50.7	–	–	51.6	50.1	–

Net revenue detail (CHF million)

Net interest income	296	296	302	0	(2)	592	595	(1)

Recurring commissions and fees	106	103	105	3	1	209	205	2

Transaction-based	65	64	68	2	(4)	129	111	16

Net revenues	467	463	475	1	(2)	930	911	2

Average business volume (CHF billion)

Average business volume	239.4	235.8	234.7	1.5	2.0	237.6	230.4	3.1

Business volume (CHF billion)

Client assets	191.3	185.1	179.2	3.3	6.8	191.3	179.2	6.8

of which assets under management	132.1	128.3	120.3	3.0	9.8	132.1	120.3	9.8

of which commercial assets	51.0	49.8	52.8	2.4	(3.4)	51.0	52.8	(3.4)

of which custody assets	8.2	7.0	6.1	17.1	34.4	8.2	6.1	34.4

Net loans	52.5	52.3	51.5	0.4	1.9	52.5	51.5	1.9

Business volume	243.8	237.4	230.7	2.7	5.7	243.8	230.7	5.7

Return on business volume (annualized) (bp) [1]

Return on business volume	78	79	81	–	–	78	79	–

1 Net revenues divided by average business volume.

Investment Banking
In 2Q11, we reported income before taxes of CHF 231 million and net revenues of CHF 2,822 million. Net revenues, particularly in fixed income sales and trading, were significantly impacted by difficult trading conditions and weaker client activity triggered by European sovereign debt concerns, widening credit spreads and macroeconomic concerns. Equity sales and trading revenues were solid, although impacted by lower client trading activity. Our underwriting and advisory results were strong in US dollars as improved equity underwriting and advisory revenues offset lower debt underwriting revenues.

Results

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net revenues	2,822	4,929	4,099	(43)	(31)	7,751	9,315	(17)

Provision for credit losses	15	(19)	17	–	(12)	(4)	(52)	(92)

Compensation and benefits	1,446	2,408	2,014	(40)	(28)	3,854	4,338	(11)

General and administrative expenses	830	887	933	(6)	(11)	1,717	1,795	(4)

Commission expenses	300	310	351	(3)	(15)	610	656	(7)

Total other operating expenses	1,130	1,197	1,284	(6)	(12)	2,327	2,451	(5)

Total operating expenses	2,576	3,605	3,298	(29)	(22)	6,181	6,789	(9)

Income before taxes	231	1,343	784	(83)	(71)	1,574	2,578	(39)

Statement of operations metrics (%)

Cost/income ratio	91.3	73.1	80.5	–	–	79.7	72.9	–

Pre-tax income margin	8.2	27.2	19.1	–	–	20.3	27.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,277	19,267	22,213	0	(13)	18,993	21,289	(11)

Pre-tax return on average utilized economic capital (%) [1]	5.3	28.4	14.7	–	–	17.1	24.8	–

Number of employees (full-time equivalents)

Number of employees	21,300	20,800	20,600	2	3	21,300	20,600	3

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net revenue detail (CHF million)

Debt underwriting	399	501	460	(20)	(13)	900	912	(1)

Equity underwriting	294	201	216	46	36	495	435	14

Total underwriting	693	702	676	(1)	3	1,395	1,347	4

Advisory and other fees	272	228	312	19	(13)	500	528	(5)

Total underwriting and advisory	965	930	988	4	(2)	1,895	1,875	1

Fixed income sales and trading	595	2,493	1,438	(76)	(59)	3,088	4,100	(25)

Equity sales and trading	1,269	1,529	1,723	(17)	(26)	2,798	3,417	(18)

Total sales and trading	1,864	4,022	3,161	(54)	(41)	5,886	7,517	(22)

Other	(7)	(23)	(50)	(70)	(86)	(30)	(77)	(61)

Net revenues	2,822	4,929	4,099	(43)	(31)	7,751	9,315	(17)

Average one-day, 98% risk management Value-at-Risk (CHF million) [1]

Interest rate & credit spread	66	80	90	(18)	(27)	73	93	(22)

Foreign exchange	13	14	17	(7)	(24)	13	14	(7)

Commodity	12	18	19	(33)	(37)	15	19	(21)

Equity	28	23	26	22	8	25	25	0

Diversification benefit	(48)	(58)	(58)	(17)	(17)	(52)	(60)	(13)

Average one-day, 98% risk management Value-at-Risk	71	77	94	(8)	(24)	74	91	(19)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	114,162	124,233	145,858	(8)	(22)	114,162	145,858	(22)

Risk-weighted assets (USD)	135,584	135,796	135,260	0	0	135,584	135,260	0

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, risk management VaR measure was revised in 2Q11. For further information on VaR and changes in VaR methodology, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk. 2 Under Basel II: For information on risk-weighted assets under the revisions to the Basel II market risk framework (Basel II.5) refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management and – Regulatory capital developments and proposals and the chart "Basel II.5 risk-weighted assets and allocated deductions".
Results overview
In 2Q11, income before taxes was CHF 231 million, down 71% compared to 2Q10, and down 83% from 1Q11. Net revenues of CHF 2,822 million were down 31% from 2Q10, and down 43% from 1Q11. Results in 2Q11 were impacted by the weakening of the US dollar against the Swiss franc, which adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 12% lower compared to 2Q10 and 38% lower compared to 1Q11, and income before taxes was 64% lower compared to 2Q10 and 81% lower compared to 1Q11.

Fixed income sales and trading results were significantly lower than 2Q10 and 1Q11, reflecting challenging trading conditions and weaker client flows triggered by European sovereign debt concerns and deteriorating economic indicators, particularly in the US. Results in securitized products, rates and credit were impacted by difficult market-making conditions and reduced liquidity that resulted in losses on inventory positions related to client trading business. In addition, we incurred losses in securitized products from sales of inventory and related hedges as we reduced risk. Our fixed income sales and trading results in 2Q11 mainly consisted of revenues from emerging markets, credit, including leveraged finance and investment grade, global rates, commodities, foreign exchange and securitized products. Revenues included a loss of CHF 115 million relating to a change in estimate in adopting OIS interest rate yield curves in determining the fair value of certain collateralized derivatives.

Equity sales and trading results were solid, although lower compared to 2Q10 and 1Q11, reflecting muted client trading activity and the foreign exchange translation impact. Equity sales and trading results mainly consisted of revenues from prime services, cash equities, derivatives and equity arbitrage trading.

Excluding the foreign exchange translation impact, underwriting and advisory results were up against 2Q10 and 1Q11, primarily reflecting improved equity underwriting and advisory results.
Compensation and benefits of CHF 1,446 million in 2Q11 were lower than 2Q10, reflecting the foreign exchange translation impact and lower discretionary performance-related compensation accruals. Compensation and benefits were also lower than 1Q11, primarily due to significantly lower discretionary performance-related compensation accruals. Total other operating expenses decreased 12% compared to 2Q10 and 6% compared to 1Q11. In US dollars, total other operating expenses increased 14% compared to 2Q10 and 2% compared to 1Q11.

Our results reflected fair value losses on Credit Suisse vanilla debt and debit valuation adjustments (DVA) relating to certain structured note liabilities. For further information, refer to sales and trading results details and Note 26 –Financial instruments in V – Condensed consolidated financial statements – unaudited.

Results in 2Q11 were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 1Q11 and 2Q10, which adversely affected revenues and favorably impacted expenses. In US dollars, net revenues were 12% lower compared to 2Q10 and 38% lower than 1Q11, and total operating expenses were stable compared to 2Q10 and 23% lower compared to 1Q11. For more information on foreign currency translation rates, refer to VI – Investor information.

On April 30, 2011, Credit Suisse completed the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) PFS hedge fund administration business, a global leader in hedge fund administration services.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 8.2% in 2Q11, compared to 19.1% in 2Q10 and 27.2% in 1Q11.
Value-at-Risk
The average one-day, 98% risk management value-at-risk (VaR) was CHF 71 million in 2Q11, compared to CHF 94 million in 2Q10 and CHF 77 million in 1Q11. For further information on VaR and changes in VaR methodology, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Shea Homes (US homebuilder), PPL (US electricity and natural gas supplier), Energy Future Holdings (US electric utility company) and the split-off and debt exchange of Cargill Incorporated’s (multinational corporation) stake in The Mosaic Company (global phosphate and potash producer).

– Equity capital markets: We executed IPOs for Glencore International (international producer and marketer of commodities), Shanghai Pharmaceuticals (leading Chinese pharmaceutical company), Vallares (an acquisition company within the oil and gas sector), a follow-on offering for The Mosaic Company (global phosphate and potash producer) and a rights offering for Porsche (premium German sports car manufacturer).

– Mergers and acquisitions: We advised on a number of key transactions, including the sale of Synthes (global manufacturer of orthopedic devices) to Johnson & Johnson (leading manufacturer of health care products), the sale of Rhodia (international chemicals company) to Solvay (Belgian chemicals company), the sale of Constellation Energy (US energy supplier) to Exelon (US nuclear power plant operator), the increase in Volkswagen’s (global motor vehicle manufacturer) stake in MAN SE (global heavy truck and diesel engine manufacturer), the sale of Landis+Gyr (energy management solutions provider) to Toshiba Corporation (global electronics manufacturer) and the acquisition of Graham Packaging Company (global packaging manufacturer) by Reynolds Group (global packaging manufacturer and supplier).

Industry awards
– Credit Suisse was awarded “Best Global High Yield House”, “Best Global Emerging Market M&A House”, “Best Investment Bank and Best M&A House in Latin America” and “Best Debt House in Switzerland” by Euromoney. We were also recognized in the Euromoney Awards for Excellence across several global, regional and country categories, underscoring the depth and breadth of our Investment Banking franchise.

– Awarded several 2011 “Deals of the Year” by The Banker including “Equities Deal of the Year” in Africa, “Equities Deal of the Year” and “Loans Deal of the Year” in the Americas, “Bonds: SSA Deal of the Year” in Asia and “FIG Capital Raising Deal of the Year” and “Bonds: Corporate Deal of the Year” in Europe.

– Named “Corporate Finance House of the Year” in the Large category by Real Deals Europe in its Private Equity Awards 2011.
– Awarded the “2011 Editor’s Choice Award” by Profit & Loss in its Digital FX Awards. The award recognizes up-and-coming technology platforms that are developing into leading offerings in their fields. We were also awarded “Best Execution (Agency)” for our electronic trading platform (AES) and “Best FX Options Platform.”

– Named “Best Foreign Investment Bank of the Year” by Money Today, Korea’s leading financial publication, for the second consecutive year.
– Ranked #1 prime broker by market share in Europe for the second consecutive year by EuroHedge Magazine in its annual prime brokerage survey of European hedge funds, with a 15.8% market share. We were also ranked #3 prime broker by assets under management in the 2011 AsiaHedge Asia Pacific Prime Brokerage Survey, with a 15.6% market share. We achieved the fastest assets under management growth of all the major prime brokers in Asia and are closing the gap to the top two.

– Our equity derivatives team was named the “Americas’ Structurer of the Year” by Structured Products magazine.
– We received more awards than any other global financial services firm in The Wall Street Journal’s “Best on the Street” Analyst Survey, with six awards out of 59 eligible analysts, and finished tied for the third-most winners overall.

– Ranked #1 in the Institutional Investor All Asia Research Team Survey 2011 on a client commission-weighted basis for the second consecutive year. We were ranked #1 in Tier 1 and Tier 2 client categories, and we achieved top three rankings across a broad range of sectors and markets. Fourteen of our sector/country teams scored #1 among Tier 1 client accounts, up from nine in 2010.

Market share momentum
– We retained our #1 positions in US and European electronic and portfolio trading according to the latest Greenwich Associates surveys.
– We were ranked second by Dealogic in announced M&A market share for 2Q11, with 20.0% market share, compared to fourth for 1Q11, with 18.6% market share.
– We advanced to the top five globally in completed M&A by Dealogic for 2Q11. Our market share increased to 20.6% in 2Q11 from 10.2% in 1Q11.
– We were ranked second by Dealogic in global IPOs for 2Q11 and increased market share to 9.2%, compared to ninth in 1Q11, with 4.2% market share.
– In a recent fixed income trading survey for North America by Greenwich Associates, we increased or maintained market share in all key businesses, and significantly improved our market share in investment grade cash trading.

Results detail
The following provides a comparison of our 2Q11 results versus 2Q10 (YoY) and versus 1Q11 (QoQ).
Net revenues
Debt underwriting
YoY: Down 13% from CHF 460 million to CHF 399 million
The decrease reflected the foreign exchange translation impact. In US dollars, revenues increased 11%, reflecting primarily higher revenues from structured lending in emerging markets and investment grade issuances, partially offset by lower revenues from asset-backed securities (ABS).

QoQ: Down 20% from CHF 501 million to CHF 399 million
The decrease reflected lower revenues from leveraged finance due to a decrease in high yield market share and lower industry-wide high yield issuance volumes, partly offset by higher revenues from structured lending in emerging markets.

Equity underwriting
YoY: Up 36% from CHF 216 million to CHF 294 million
The increase reflected higher industry-wide IPO and follow-on volumes and significantly higher IPO and follow-on market share, particularly in the Americas and Europe.
QoQ: Up 46% from CHF 201 million to CHF 294 million
The increase reflected higher revenues from IPOs driven by robust industry-wide IPO volumes and significant improvement in IPO market share.
Advisory and other fees
YoY: Down 13% from CHF 312 million to CHF 272 million
The decrease was due to the foreign exchange translation impact. In US dollars, advisory and other fees were 12% higher compared to 2Q10, driven by higher M&A fees, reflecting higher completed M&A market share and higher industry-wide completed M&A volumes.

QoQ: Up 19% from CHF 228 million to CHF 272 million
The increase was due to higher M&A fees driven by significantly higher completed M&A market share and higher industry-wide completed M&A volumes.
Fixed income sales and trading
YoY: Down 59% from CHF 1,438 million to CHF 595 million
The decrease was driven by significantly lower revenues in securitized products as a steep decline in cash and synthetic mortgage bond prices led to lower client activity and significant valuation reductions on client flow inventory, particularly in commercial mortgage-backed securities (CMBS) and non-agency residential mortgage-backed securities (RMBS) secondary trading. In addition, we incurred losses from sales of inventory, as we reduced risk in response to market conditions, and from related hedges as basis risk increased. Our rates and credit results were also impacted by challenging market-making conditions, reflecting volatility and reduced liquidity in the markets, leading to losses on inventory positions. We had significantly lower revenues in our global rates business, especially in our European and US businesses, and lower results in foreign exchange. We had stronger results in our emerging markets trading and commodities businesses compared to 2Q10. Results in leveraged finance and investment grade trading were slightly higher than the weak results in 2Q10. Our results reflected DVA gains of CHF 34 million in 2Q11, compared to DVA gains of CHF 57 million in 2Q10, relating to structured note liabilities, and fair value losses on Credit Suisse vanilla debt of CHF 43 million compared to fair value losses of CHF 56 million in 2Q10. Revenues included a loss of CHF 115 million relating to a change in estimate in adopting OIS interest rate yield curves in determining the fair value of certain collateralized derivatives.

QoQ: Down 76 % from CHF 2,493 million to CHF 595 million
The decrease reflected significantly lower revenues across most businesses, particularly the decline in securitized products following a strong 1Q11. We had lower revenues in global rates, especially in our European and US rates businesses, and credit businesses, primarily leveraged finance and investment grade trading. Revenues in these businesses were negatively impacted by the challenging market conditions. We also had lower results in our corporate lending business. These results were partly offset by stronger revenues in our commodities business. Our results reflected DVA gains of CHF 34 million compared to DVA losses of CHF 20 million in 1Q11, and fair value losses on Credit Suisse vanilla debt of CHF 43 million compared to fair values losses of CHF 47 million in 1Q11. The revenues included the loss of CHF 115 million relating to a change in estimate in adopting OIS interest rate yield curves in determining the fair value of certain collateralized derivatives.

Equity sales and trading
YoY: Down 26% from CHF 1,723 million to CHF 1,269 million
The decrease was primarily due to lower revenues in cash equities, driven by lower client trading volumes amid market uncertainty and continued macroeconomic concerns, and lower revenues in prime services due to the foreign exchange translation impact. In US dollars, prime services revenues were higher, driven by continued growth in client balances despite subdued levels of hedge fund leverage and activity. In addition, we had lower revenues from fund-linked products and equity arbitrage trading. Our results reflected DVA gains of CHF 29 million, compared to DVA gains of CHF 64 million in 2Q10, and fair value losses on Credit Suisse vanilla debt of CHF 5 million, compared to fair value losses of CHF 6 million in 2Q10.

QoQ: Down 17% from CHF 1,529 million to CHF 1,269 million
The decrease was driven by lower revenues in cash equities, reflecting lower client trading volumes, and weaker derivatives results compared to record revenues in 1Q11. We also had lower revenues in convertibles, equity arbitrage and fund-linked products. This was partly offset by higher prime services revenues. Our results reflected DVA gains of CHF 29 million, compared to DVA losses of CHF 65 million in 1Q11, and fair value losses on Credit Suisse vanilla debt of CHF 5 million in 2Q11 and 1Q11.

Provision for credit losses
YoY: From CHF 17 million to CHF 15 million
The change reflected modest provisions and lower releases and recoveries.
QoQ: From CHF (19) million to CHF 15 million
The change reflected modest provisions and lower releases and recoveries.
Operating expenses
Compensation and benefits
YoY: Down 28% from CHF 2,014 million to CHF 1,446 million
The decrease mainly reflected the foreign exchange translation impact. In US dollars, compensation and benefits decreased 7%, reflecting lower discretionary performance-related compensation accruals and lower social security taxes on share award deliveries, partially offset by higher salaries.

QoQ: Down 40% from CHF 2,408 million to CHF 1,446 million
The decrease primarily reflected significantly lower discretionary performance-related compensation accruals, lower deferred compensation expense from prior-year share and other awards and lower social security taxes on share award deliveries.

General and administrative expenses
YoY: Down 11% from CHF 933 million to CHF 830 million
The decrease reflected the foreign exchange translation impact. In US dollars, expenses increased 15%, driven by an increase in IT investment costs, litigation expense provisions and small increases across most expense categories.

QoQ: Down 6% from CHF 887 million to CHF 830 million
The decrease reflected the foreign exchange translation impact. In US dollars, expenses were stable, reflecting small increases across most expense categories, offset by a decrease in litigation expense provisions. 1Q11 expenses included charitable contributions in lieu of a portion of discretionary performance-related compensation for certain managing directors in the Americas.

Personnel
Headcount at the end of 2Q11 was 21,300, up 500 from 1Q11, primarily due to the acquisition of the PFS hedge fund administration business of ABN AMRO (formerly Fortis Bank Nederland).
We are implementing headcount reductions in Investment Banking and related support functions as part of cost efficiency initiatives. For further information, refer to I – Credit Suisse results – Core results – Adjusting our cost base.

Asset Management
In 2Q11, we reported income before taxes of CHF 202 million and net revenues of CHF 629 million. Fee-based revenues of CHF 469 million improved compared with 2Q10, reflecting higher performance and placement fees and income from equity participations. We had investment-related gains of CHF 156 million and net new assets of CHF 4.0 billion.

Results

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Statements of operations (CHF million)

Net revenues	629	591	502	6	25	1,220	1,133	8

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	249	260	289	(4)	(14)	509	571	(11)

General and administrative expenses	144	125	148	15	(3)	269	286	(6)

Commission expenses	34	34	43	0	(21)	68	88	(23)

Total other operating expenses	178	159	191	12	(7)	337	374	(10)

Total operating expenses	427	419	480	2	(11)	846	945	(10)

Income/(loss) before taxes	202	172	22	17	–	374	188	99

Statement of operations metrics (%)

Cost/income ratio	67.9	70.9	95.6	–	–	69.3	83.4	–

Pre-tax income margin	32.1	29.1	4.4	–	–	30.7	16.6	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,302	3,343	3,513	(1)	(6)	3,294	3,454	(5)

Pre-tax return on average utilized economic capital (%) [1]	25.4	21.6	3.6	–	–	23.7	11.9	–

Number of employees (full-time equivalents)

Number of employees	2,800	2,800	2,800	0	0	2,800	2,800	0

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in				% change		in			% change

	2Q11	1Q11	2Q10		QoQ	YoY	6M11	6M10		YoY

Net revenue detail by type (CHF million)

Asset management fees	313	327	357		(4)	(12)	640	716		(11)

Placement, transaction and other fees	60	50	46		20	30	110	86		28

Performance fees and carried interest	60	34	3		76	–	94	19		395

Equity participations income	36	32	23		13	57	68	41		66

Fee-based revenues	469	443	429		6	9	912	862		6

Investment-related gains/(losses)	156	160	43		(3)	263	316	171		85

Equity participations gains/(losses)	0	0	0		–	–	0	(27)		100

Other revenues [1]	4	(12)	30	[2]	–	(87)	(8)	127	[2]	–

Net revenues	629	591	502		6	25	1,220	1,133		8

Net revenue detail by investment strategies (CHF million)

Alternative investments	309	276	261		12	18	585	511		14

Traditional investments	131	129	132		2	(1)	260	257		1

Diversified investments [3]	39	41	35		(5)	11	80	51		57

Other	(6)	(15)	31	[2]	(60)	–	(21)	143	[2]	–

Net revenues before investment-related gains/(losses)	473	431	459		10	3	904	962		(6)

Investment-related gains/(losses)	156	160	43		(3)	263	316	171		85

Net revenues	629	591	502		6	25	1,220	1,133		8

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	44	41	39		–	–	42	40		–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains on securities purchased from our money market funds of CHF 36 million and CHF 143 million in 2Q10 and 6M10 respectively. 3 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 4 Fee-based revenues divided by average assets under management.

Results overview
In 2Q11, income before taxes was CHF 202 million, up CHF 180 million compared to 2Q10 and up CHF 30 million compared to 1Q11. Net revenues of CHF 629 million were up 25% from 2Q10 and 6% from 1Q11. Net revenues before investment-related gains and securities purchased from our money market funds were CHF 473 million, up 12% compared to 2Q10, reflecting improved results in alternative investments.

Fee-based revenues increased 9% compared to 2Q10. Asset management fees of CHF 313 million were down 12%, reflecting the foreign exchange translation impact and the spin-off and sale of non-core businesses. Average assets under management decreased 2.0% compared to 2Q10, reflecting adverse foreign exchange-related movements, partially offset by net new assets and positive market performance. Placement, transaction and other fees were 30% higher, primarily reflecting higher private equity placement fees, partially offset by lower real estate transaction fees. Performance fees and carried interest were up CHF 57 million, benefiting from significantly higher semi-annual performance fees from Hedging-Griffo and carried interest on realized private equity gains. Equity participations income increased 57%, primarily reflecting higher income from our investments in single manager hedge funds and diversified strategies.

Investment-related gains were CHF 156 million, up CHF 113 million compared with 2Q10, including realized and unrealized gains in private equity investments in the healthcare and energy sectors. Investment-related gains were adversely impacted by the foreign exchange translation impact.

Other revenues decreased CHF 26 million, primarily reflecting gains in 2Q10 from securities purchased from our money market funds.
Total operating expenses of CHF 427 million were down 11% compared to 2Q10. Compensation and benefits decreased 14%, primarily due to the foreign exchange translation impact. General and administrative expenses were down 3%, due to the foreign exchange translation impact. The decline in total operating expenses also reflected the sale and spin-off of non-core businesses. Excluding the foreign exchange translation impact, total operating expenses increased slightly.

Compared to 1Q11, income before taxes was up 17%. Net revenues were up 6% and fee-based revenues up 6%, primarily reflecting semi-annual performance fees from Hedging-Griffo and higher placement fees. Investment-related gains decreased 3% and net revenues before investment-related gains were up 10%. Total operating expenses were up 2%, reflecting higher general and administrative expenses, partially offset by lower compensation and benefits, which reflected the favorable foreign exchange translation impact. Average assets under management were stable.

Results in 2Q11 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 1Q11 and 2Q10, which adversely affected revenues and favorably impacted expenses. Compared to 2Q10, the adverse impact on net revenues and income before taxes was CHF 102 million and CHF 27 million, respectively.

Assets under management were CHF 422 billion, down 3% compared to 1Q11, with adverse foreign exchange-related movements and negative market performance partially offset by net new assets. Net new assets of CHF 4.0 billion included net inflows of CHF 2.8 billion in traditional investments, mainly in multi-asset class solutions, and CHF 1.5 billion in alternative investments, as inflows in real estate and commodities and exchange-traded funds (ETFs) were partially offset by realizations in private equity and outflows in fixed income in our Brazilian business. Compared to 2Q10, assets under management were stable, with adverse foreign exchange-related movements mostly offset by net new assets and positive market performance.

Performance indicators
Pre-tax income margin (KPI)
We target a pre-tax income margin over market cycles of above 35%. The pre-tax income margin was 32.1% in 2Q11, compared to 4.4% in 2Q10 and 29.1% in 1Q11.

Net new asset growth rate (KPI)
We target a net new asset growth rate of above 6%. The annualized quarterly growth rate was 3.7% in 2Q11, compared to 1.2% in 2Q10 and 4.2% in 1Q11. In 2Q11, the rolling four-quarter average growth rate was 3.9%, compared to 5.0% in 2Q10 and 3.2% in 1Q11.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees, performance fees and carried interest and equity participations income divided by average assets under management, was 44 basis points in 2Q11, compared to 39 basis points in 2Q10 and 41 basis points in 1Q11.

Assets under management - Asset Management

	in / end of			% change		in / end of		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Assets under management (CHF billion)

Alternative investments	190.5	198.5	190.0	(4.0)	0.3	190.5	190.0	0.3

of which hedge funds	25.5	27.2	24.5	(6.3)	4.1	25.5	24.5	4.1

of which private equity	28.5	30.0	34.7	(5.0)	(17.9)	28.5	34.7	(17.9)

of which real estate & commodities	45.5	45.5	41.2	0.0	10.4	45.5	41.2	10.4

of which credit	17.6	18.5	19.8	(4.9)	(11.1)	17.6	19.8	(11.1)

of which ETF	15.2	15.1	11.6	0.7	31.0	15.2	11.6	31.0

of which index strategies	53.0	55.6	52.3	(4.7)	1.3	53.0	52.3	1.3

of which other	5.2	6.6	5.9	(21.2)	(11.9)	5.2	5.9	(11.9)

Traditional investments	230.2	236.5	232.1	(2.7)	(0.8)	230.2	232.1	(0.8)

of which multi-asset class solutions	117.2	122.0	117.4	(3.9)	(0.2)	117.2	117.4	(0.2)

of which fixed income & equities	47.5	47.6	46.2	(0.2)	2.8	47.5	46.2	2.8

of which Swiss advisory	65.5	66.9	68.5	(2.1)	(4.4)	65.5	68.5	(4.4)

Diversified investments	1.0	0.8	0.9	25.0	11.1	1.0	0.9	11.1

Assets under management [1]	421.7	435.8	423.0	(3.2)	(0.3)	421.7	423.0	(0.3)

Average assets under management (CHF billion)

Average assets under management	428.5	432.1	437.1	(0.8)	(2.0)	430.3	430.0	0.1

Assets under management by currency (CHF billion)

USD	97.4	102.4	101.3	(4.9)	(3.8)	97.4	101.3	(3.8)

EUR	59.9	63.2	59.1	(5.2)	1.4	59.9	59.1	1.4

CHF	242.2	247.5	243.3	(2.1)	(0.5)	242.2	243.3	(0.5)

Other	22.2	22.7	19.3	(2.2)	15.0	22.2	19.3	15.0

Assets under management	421.7	435.8	423.0	(3.2)	(0.3)	421.7	423.0	(0.3)

Growth in assets under management (CHF billion)

Net new assets	4.0	4.5	1.3	–	–	8.5	12.5	–

Other effects	(18.1)	5.5	(12.5)	–	–	(12.6)	(5.5)	–

of which market movements	(4.7)	6.3	(8.5)	–	–	1.6	(2.9)	–

of which currency	(13.4)	(0.4)	(3.0)	–	–	(13.8)	(3.8)	–

of which other	0.0	(0.4)	(1.0)	–	–	(0.4)	1.2	–

Growth in assets under management	(14.1)	10.0	(11.2)	–	–	(4.1)	7.0	–

Growth in assets under management (annualized) (%)

Net new assets	3.7	4.2	1.2	–	–	4.0	6.0	–

Other effects	(16.6)	5.2	(11.5)	–	–	(5.9)	(2.6)	–

Growth in assets under management	(12.9)	9.4	(10.3)	–	–	(1.9)	3.4	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	3.9	3.2	5.0	–	–	–	–	–

Other effects	(4.2)	(2.8)	(2.0)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(0.3)	0.4	3.0	–	–	–	–	–

Principal investments (CHF billion)

Principal investments [2]	3.1	3.3	3.9	(6.1)	(20.5)	3.1	3.9	(20.5)

1 Excludes our portion of assets under management from our equity participation in Aberdeen. 2 Primarily private equity investments.

Initiatives and achievements
– We raised over CHF 600 million in our green and international real estate funds.
– We launched a new collateralized loan obligation fund with over CHF 300 million raised.
– Asset Management Finance (AMF) acquired a noncontrolling minority equity interest in Lucidus Capital Partners LLP, a fast growing long/short credit manager with offices in London and New York. The transaction is AMF’s second in Europe.

Results detail
The following provides a comparison of our 2Q11 results versus 2Q10 (YoY) and versus 1Q11 (QoQ).
Net revenues
Asset management fees
YoY: Down 12% from CHF 357 million to CHF 313 million
The decrease primarily resulted from lower fees in alternative investments. The decline in alternative investments fees primarily reflected the foreign exchange translation impact, the spin-off of our real estate private equity fund and our credit hedge fund at the end of 3Q10, fund of hedge funds redemptions and net asset value decreases in single manager hedge funds, partially offset by asset growth in index strategies and emerging markets. Diversified investments fees decreased mainly due to lower fees from fund administration services, reflecting the end of our transitional agreement with Aberdeen. Traditional investments fees were stable as higher fees from asset inflows in multi-asset class solutions were offset by adverse foreign exchange translation impacts.

QoQ: Down 4% from CHF 327 million to CHF 313 million
The decrease was primarily due to lower fees from alternative investments, reflecting the foreign exchange translation impact and net asset value decreases in single manager hedge funds, partially offset by higher fees in credit strategies. Fees from diversified strategies and traditional investments were stable.

Placement, transaction and other fees
YoY: Up 30% from CHF 46 million to CHF 60 million
The increase primarily reflected higher private equity placement fees and higher fees on investments held by AMF, partially offset by lower transaction fees from real estate funds and lower revenues from integrated solutions.

QoQ: Up 20% from CHF 50 million to CHF 60 million
The increase primarily reflected higher private equity placement fees, losses in 1Q11 on investments held by AMF and slightly higher revenues from integrated solutions.
Performance fees and carried interest
YoY: Up from CHF 3 million to CHF 60 million
The increase was mainly due to significantly higher semi-annual performance fees from Hedging-Griffo and higher carried interest from realized private equity gains in alternative investments and higher performance fees from diversified investments, mainly reflecting a claw-back of performance fees in 2Q10 relating to management of the PAF.

QoQ: Up 76% from CHF 34 million to CHF 60 million
The increase was mainly due to semi-annual performance fees from Hedging-Griffo, partly offset by lower performance fees from diversified investments relating to management of the PAF.
Equity participations income
YoY: Up 57% from CHF 23 million to CHF 36 million
The increase was due to higher income in single manager hedge fund participations and in diversified strategies.
QoQ: Up 13% from CHF 32 million to CHF 36 million
The increase was mainly due to higher income in single manager hedge fund participations. Diversified strategies was stable.
Investment-related gains/(losses)
YoY: Up 263% from CHF 43 million to CHF 156 million
In 2Q11, we had realized and unrealized gains in private equity investments, mainly in the healthcare, energy, retail and commodity sectors, partially offset by unrealized losses in the technology sector. In 2Q10, we had unrealized gains in private equity investments, mainly in the energy and industrial sectors, and in credit-related investments, partially offset by unrealized losses in private equity, mainly in public investments in the technology sector. Investment-related gains were adversely impacted by the foreign exchange translation impact.

QoQ: Down 3% from CHF 160 million to CHF 156 million
In 2Q11, we had realized and unrealized gains in private equity investments, mainly in the healthcare, energy, retail and commodity sectors, partially offset by unrealized losses in the technology sector. In 1Q11, we had realized and unrealized gains in private equity investments, mainly in the commodity, industrial, energy and real estate sectors, and in credit-related investments.

Operating expenses
Compensation and benefits
YoY: Down 14% from CHF 289 million to CHF 249 million
The decrease was due to the favorable foreign exchange translation impact. Excluding the foreign exchange translation impact, compensation and benefits increased due to higher performance-related compensation accruals, partially offset by lower social security taxes on share award deliveries and slightly lower salaries. The decline included the sale and spin-off of non-core businesses.

QoQ: Down 4% from CHF 260 million to CHF 249 million
The decrease was due to the favorable foreign exchange translation impact. Excluding the foreign exchange translation impact, compensation and benefits increased due to higher performance-related compensation accruals and deferred compensation from prior-year awards, partially offset by lower social security taxes on share award deliveries and slightly lower salaries.

General and administrative expenses
YoY: Down 3% from CHF 148 million to CHF 144 million
The decrease was due to the favorable foreign exchange translation impact. Excluding the foreign exchange translation impact, general and administrative expenses increased, primarily reflecting higher professional fees.

QoQ: Up 15% from CHF 125 million to CHF 144 million
The increase mainly reflected higher professional fees.
Personnel
Headcount at the end of 2Q11 was 2,800, unchanged from 1Q11 and 2Q10.

Overview of results and assets under management
Results
Assets under management

Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	2Q11	1Q11	2Q10	2Q11	1Q11	2Q10	2Q11	1Q11	2Q10	2Q11		1Q11		2Q10		2Q11	1Q11	2Q10		2Q11	1Q11	2Q10	2Q11	1Q11	2Q10

Statements of operations (CHF million)

Net revenues	2,797	2,896	2,991	2,822	4,929	4,099	629	591	502	78		(603)		828		6,326	7,813	8,420		566	343	119	6,892	8,156	8,539

Provision for credit losses	(2)	12	3	15	(19)	17	0	0	0	0		0		0		13	(7)	20		0	0	0	13	(7)	20

Compensation and benefits	1,135	1,224	1,214	1,446	2,408	2,014	249	260	289	263		133		465		3,093	4,025	3,982		3	4	(2)	3,096	4,029	3,980

General and administrative expenses	664	621	728	830	887	933	144	125	148	5		1		234		1,643	1,634	2,043		9	(2)	18	1,652	1,632	2,061

Commission expenses	157	184	172	300	310	351	34	34	43	0		8		3		491	536	569		0	0	0	491	536	569

Total other operating expenses	821	805	900	1,130	1,197	1,284	178	159	191	5		9		237		2,134	2,170	2,612		9	(2)	18	2,143	2,168	2,630

Total operating expenses	1,956	2,029	2,114	2,576	3,605	3,298	427	419	480	268		142		702		5,227	6,195	6,594		12	2	16	5,239	6,197	6,610

Income/(loss) from continuing operations before taxes	843	855	874	231	1,343	784	202	172	22	(190)		(745)		126		1,086	1,625	1,806		554	341	103	1,640	1,966	1,909

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		271	465	187		0	0	0	271	465	187

Income from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		815	1,160	1,619		554	341	103	1,369	1,501	1,722

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	0	0		0	0	0	0	0	0

Net income	–	–	–	–	–	–	–	–	–	–		–		–		815	1,160	1,619		554	341	103	1,369	1,501	1,722

Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		47	21	26		554	341	103	601	362	129

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		768	1,139	1,593		–	–	–	768	1,139	1,593

Statement of operations metrics (%)

Cost/income ratio	69.9	70.1	70.7	91.3	73.1	80.5	67.9	70.9	95.6	–		–		–		82.6	79.3	78.3		–	–	–	76.0	76.0	77.4

Pre-tax income margin	30.1	29.5	29.2	8.2	27.2	19.1	32.1	29.1	4.4	–		–		–		17.2	20.8	21.4		–	–	–	23.8	24.1	22.4

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		25.0	28.6	10.4		–	–	–	16.5	23.7	9.8

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		12.9	14.8	19.2		–	–	–	19.9	18.4	20.2

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		12.1	14.6	18.9		–	–	–	11.1	14.0	18.7

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,881	6,655	6,580	19,277	19,267	22,213	3,302	3,343	3,513	756	[2]	1,144	[2]	1,050	[2]	30,199	30,393	33,339		–	–	–	30,199	30,393	33,339

Pre-tax return on average utilized economic capital (%) [3]	49.4	51.8	53.6	5.3	28.4	14.7	25.4	21.6	3.6	–		–		–		14.9	22.0	22.3		–	–	–	22.2	26.4	23.5

Balance sheet statistics (CHF million)

Total assets	335,098	341,581	351,009	741,067	779,218	905,208	27,813	28,275	28,519	(133,347)	[4]	(138,996)	[4]	(156,232)	[4]	970,631	1,010,078	1,128,504		6,292	6,390	9,444	976,923	1,016,468	1,137,948

Net loans	186,691	185,795	182,397	33,333	36,721	44,816	–	–	–	6		(6)		(8)		220,030	222,510	227,205		–	–	–	220,030	222,510	227,205

Goodwill	724	749	789	5,836	6,226	7,096	1,348	1,458	1,697	–		–		–		7,908	8,433	9,582		–	–	–	7,908	8,433	9,582

Number of employees (full-time equivalents)

Number of employees	25,700	25,600	24,900	21,300	20,800	20,600	2,800	2,800	2,800	900		900		900		50,700	50,100	49,200		–	–	–	50,700	50,100	49,200

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
We had strong net new assets of CHF 14.3 billion and assets under management of CHF 1,233.3 billion as of the end of 2Q11.
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

As of the end of 2Q11, assets under management were CHF 1,233.3 billion, down CHF 49.1 billion, or 3.8%, compared to the end of 1Q11, mainly reflecting adverse foreign exchange-related movements, partly offset by net new assets. Compared to the end of 2Q10, assets under management were stable. Positive market performance and net new assets in both Private Banking and Asset Management were offset by adverse foreign exchange-related movements.

In Private Banking, assets under management were CHF 919.1 billion, down CHF 38.8 billion, or 4.1%, compared to the end of 1Q11, and stable compared to the end of 2Q10. In Asset Management, assets under management were CHF 421.7 billion, down CHF 14.1 billion, or 3.2%, compared to the end of 1Q11, and stable compared to the end of 2Q10.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 36 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Assets under management and client assets

	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Assets under management (CHF billion)

Private Banking	919.1	957.9	932.9	925.6	(4.1)	(1.5)	(0.7)

Asset Management	421.7	435.8	425.8	423.0	(3.2)	(1.0)	(0.3)

Assets managed by Asset Management for Private Banking clients	(107.5)	(111.3)	(105.7)	(106.0)	(3.4)	1.7	1.4

Assets under management	1,233.3	1,282.4	1,253.0	1,242.6	(3.8)	(1.6)	(0.7)

of which discretionary assets	427.2	443.6	429.1	426.2	(3.7)	(0.4)	0.2

of which advisory assets	806.1	838.8	823.9	816.4	(3.9)	(2.2)	(1.3)

Client assets (CHF billion)

Private Banking	1,071.2	1,118.4	1,087.1	1,074.5	(4.2)	(1.5)	(0.3)

Asset Management	448.2	463.6	452.5	450.1	(3.3)	(1.0)	(0.4)

Assets managed by Asset Management for Private Banking clients	(107.5)	(111.3)	(105.7)	(106.0)	(3.4)	1.7	1.4

Client assets	1,411.9	1,470.7	1,433.9	1,418.6	(4.0)	(1.5)	(0.5)

Growth in assets under management

in	2Q11	1Q11	2Q10	6M11	6M10

Growth in assets under management (CHF billion)

Private Banking	11.5	18.0	13.8	29.5	32.4

Asset Management	4.0	4.5	1.3	8.5	12.5

Assets managed by Asset Management for Private Banking clients	(1.2)	(3.4)	(0.6)	(4.6)	(4.4)

Net new assets	14.3	19.1	14.5	33.4	40.5

Private Banking	(50.3)	7.0	(33.9)	(43.3)	(21.7)

Asset Management	(18.1)	5.5	(12.5)	(12.6)	(5.5)

Assets managed by Asset Management for Private Banking clients	5.0	(2.2)	3.6	2.8	0.3

Other effects	(63.4)	10.3	(42.8)	(53.1)	(26.9)

Private Banking	(38.8)	25.0	(20.1)	(13.8)	10.7

Asset Management	(14.1)	10.0	(11.2)	(4.1)	7.0

Assets managed by Asset Management for Private Banking clients	3.8	(5.6)	3.0	(1.8)	(4.1)

Total growth in assets under management	(49.1)	29.4	(28.3)	(19.7)	13.6

Growth in assets under management (annualized) (%)

Private Banking	4.8	7.7	5.8	6.3	7.1

Asset Management	3.7	4.2	1.2	4.0	6.0

Assets managed by Asset Management for Private Banking clients	4.3	12.9	2.2	8.7	8.6

Net new assets	4.5	6.1	4.6	5.3	6.6

Private Banking	(21.0)	3.0	(14.3)	(9.3)	(4.7)

Asset Management	(16.6)	5.2	(11.5)	(5.9)	(2.6)

Assets managed by Asset Management for Private Banking clients	(18.0)	8.3	(13.2)	(5.3)	(0.6)

Other effects	(19.8)	3.3	(13.5)	(8.5)	(4.4)

Private Banking	(16.2)	10.7	(8.5)	(3.0)	2.4

Asset Management	(12.9)	9.4	(10.3)	(1.9)	3.4

Assets managed by Asset Management for Private Banking clients	(13.7)	21.2	(11.0)	3.4	8.0

Total growth in assets under management	(15.3)	9.4	(8.9)	(3.2)	2.2

Growth in net new assets (rolling four-quarter average)

in	2Q11	1Q11	2Q10

Growth in net new assets (rolling four-quarter average) (%)

Private Banking	5.6	5.7	6.0

Asset Management	3.9	3.2	5.0

Assets managed by Asset Management for Private Banking clients	6.0	5.3	2.8

Growth in net new assets	5.0	4.9	5.9

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 11.5 billion in 2Q11 from Wealth Management Clients, with broad inflows in both Swiss and international businesses. Asset Management recorded net new assets of CHF 4.0 billion, with inflows mainly in traditional investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 18.2% as of the end of 2Q11.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information on the liquidity principles agreed with FINMA, the liquidity and capital standards under the Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the Basel II market risk framework (Basel II.5), refer to Regulatory capital developments and proposals and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target. In response to regulatory requirements, our unsecured long-term debt and liquid assets reflect amounts greater than required for funding our businesses.

The impact of a one, two or three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.9 billion, CHF 3.7 billion and CHF 4.2 billion, respectively, as of 2Q11, and would not be material to our liquidity and funding planning. As of the end of 2Q11, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

In 2010, we implemented revised liquidity principles agreed with FINMA, following its consultation with the Swiss National Bank, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days and call for additional reporting to FINMA. The principles may be modified to reflect the final BCBS liquidity requirements.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon.

Our liquidity risk management framework and our revised liquidity principles with FINMA are in line with the Basel III liquidity framework. For further information on the liquidity principles agreed with FINMA and the liquidity standards under the Basel III framework, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Liquidity and funding management in the Credit Suisse Annual Report 2010.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 145 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer decreased slightly compared to 1Q11 due to the foreign exchange translation impact. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with excess coverage of 22% as of 2Q11. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the chart “Balance sheet funding structure”.

Our core customer deposits totaled CHF 263 billion as of 2Q11, stable compared to 1Q11, as an increase in deposits was offset by the foreign exchange translation impact. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 27% as of the end of 2Q11, compared to 28% in 1Q11.

The weighted average maturity of long-term debt was 6.6 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 2Q11, the Bank issued CHF 842 million of covered bonds with a five-year maturity in the US and CHF 196 million of domestic covered bonds with maturities ranging between five and 20 years. Senior debt of CHF 3.0 billion and domestic covered bonds of CHF 650 million matured in 2Q11.

Capital management
Our BIS tier 1 ratio was stable at 18.2% as of the end of 2Q11, compared to the end of 1Q11, reflecting decreased tier 1 capital and decreased risk-weighted assets (RWAs). Our core tier 1 ratio increased to 13.1% as of the end of 2Q11 compared 13.0% as of the end of 1Q11.

Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives. Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA (Basel II “Swiss finish”). These standards affect the measurement of both RWAs and eligible capital.

Capital structure – Basel II "Swiss finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Under this regulatory capital framework, tier 1 capital consists of shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital, and RWAs are determined under Basel II. For further information on this regulatory capital framework and the related BIS tier 1 ratios for the Group and the Bank, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management – Capital structure–Basel II “Swiss finish” in the Credit Suisse Annual Report 2010 and to the charts “Capital structure – Basel II “Swiss Finish”” and “Risk-weighted assets and capital ratios”.

Beginning in 2011, we implemented the Basel II market risk framework (Basel II.5) for FINMA regulatory capital purposes. The BCBS requires the implementation of Basel II.5 for BIS purposes no later than December 31, 2011. In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, requiring more capital in the form of common equity. In October 2010, the Swiss Expert Commission proposed capital requirements based on Basel III but which go beyond its minimum standards and the current “Swiss finish”. For more information on the Basel III capital requirements and the proposed Expert Commission capital requirements, which are not yet enacted into law, refer to Regulatory capital developments and proposals and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Annual Report 2010.

Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an incremental risk charge and stressed VaR. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress (currently 4Q08 through 3Q09) and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. In 2Q11, there was an increase in Basel II.5 market risk RWAs primarily due to an increase in stressed VaR. For further information on VaR methodology changes, refer to Risk Management – Market Risk.

Under FINMA requirements that impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12-month period, we had no backtesting exceptions in 2Q11 and, consequently, the market risk capital multipliers remained at the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
Leverage ratio

	Group				Bank

end of	2Q11		1Q11	4Q10	2Q11	1Q11	4Q10

Tier 1 capital (CHF billion)

Tier 1 capital	37.1	[1]	38.5	37.7	33.4	34.7	35.3

Adjusted average assets (CHF billion) [2]

Average assets	996		1,041	1,065	971	1,017	1,041

Adjustments:
Assets from Swiss lending activities [3]	(140)		(139)	(139)	(115)	(114)	(115)

Cash and balances with central banks	(46)		(47)	(40)	(46)	(46)	(39)

Other	(28)		(30)	(28)	(26)	(29)	(27)

Adjusted average assets	782		825	858	784	828	860

Leverage ratio (%)

Leverage ratio	4.7	[1]	4.7	4.4	4.3	4.2	4.1

1 Under Basel II. Using Basel II.5 tier 1 capital of CHF 34.6 billion and CHF 31.0 billion for the Group and the Bank, the leverage ratios as of the end of 2Q11 were 4.4% and 3.9%, respectively. 2 Calculated as the average of the month-end values for the previous three calendar months. 3 Excludes Swiss interbank lending.

Both the Group and the Bank must maintain a minimum leverage ratio of tier 1 capital, for FINMA regulatory capital purposes, to adjusted average assets of 3% at the Group and Bank consolidated level by 2013. The leverage ratios for the Group and Bank as of the end of 2Q11 were 4.7% and 4.3%, respectively, compared to 4.7% and 4.2% as of the end of 1Q11, calculated using Basel II tier 1 capital. Refer to the table “Leverage ratio” for further information. The leverage ratios reflected decreases in adjusted average assets and tier 1 capital due to the foreign exchange translation impact, partially offset by an increase in US dollar Investment Banking assets.

BIS statistics

	Group				Bank

end of	2Q11	1Q11	4Q10	% change QoQ	2Q11	1Q11	4Q10	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	147,543	153,146	158,735	(4)	136,736	141,281	147,516	(3)

Non-counterparty risk	7,265	7,333	7,380	(1)	6,725	6,784	6,819	(1)

Market risk	15,596	18,529	18,925	(16)	14,469	17,431	18,008	(17)

Operational risk	33,337	33,188	33,662	0	33,338	33,188	33,663	0

Risk-weighted assets	203,741	212,196	218,702	(4)	191,268	198,684	206,006	(4)

Eligible capital (CHF million)

Total shareholders' equity	31,216	34,057	33,282	(8)	25,996	27,181	27,783	(4)

Goodwill and intangible assets	(8,543)	(9,110)	(9,320)	(6)	(7,403)	(7,970)	(8,166)	(7)

Qualifying noncontrolling interests	3,526	3,492	3,350	1	4,121	4,414	4,373	(7)

Capital deductions 50% from tier 1 [1]	(947)	(1,094)	(1,088)	(13)	(889)	(1,029)	(1,037)	(14)

Other adjustments [2]	1,460	221	403	–	1,745	1,647	1,768	6

Core tier 1 capital [1]	26,712	27,566	26,627	(3)	23,570	24,243	24,721	(3)

Hybrid instruments [3]	10,364	10,948	11,098	(5)	9,873	10,421	10,589	(5)

Tier 1 capital	37,076	38,514	37,725	(4)	33,443	34,664	35,310	(4)

Upper tier 2	1,058	1,122	1,128	(6)	1,592	1,693	1,713	(6)

Lower tier 2	10,901	11,718	10,034	(7)	12,305	13,251	11,583	(7)

Capital deductions 50% from tier 2	(947)	(1,094)	(1,088)	(13)	(889)	(1,029)	(1,037)	(14)

Tier 2 capital	11,012	11,746	10,074	(6)	13,008	13,915	12,259	(7)

Total eligible capital	48,088	50,260	47,799	(4)	46,451	48,579	47,569	(4)

Capital ratios (%)

Core tier 1 ratio [1]	13.1	13.0	12.2	–	12.3	12.2	12.0	–

Tier 1 ratio	18.2	18.2	17.2	–	17.5	17.4	17.1	–

Total capital ratio	23.6	23.7	21.9	–	24.3	24.5	23.1	–

1 The methodology for calculating the core tier 1 capital and the core tier 1 ratio was revised in January 2011, whereby "Capital deductions 50% from tier 1" was reclassified from tier 1 capital into core tier 1 capital. 2 Group 2Q11: includes cumulative fair value adjustments of CHF (0.7) billion on own debt and structured notes, net of tax, the 6M11 dividend accrual on Group shares of CHF (0.8) billion and an adjustment for the accounting treatment of pension plans of CHF 2.7 billion. 3 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 1.0 billion and CHF 2.8 billion, respectively, in 2Q11 (1Q11: CHF 1.1 billion and CHF 3.1 billion, respectively; 4Q10: CHF 1.1 billion and CHF 3.1 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 27.3% and 28.8% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2Q11 (1Q11: 27.6% and 29.2%, respectively; 4Q10: 28.6% and 29.1%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments, which will be phased out under Basel III.

Regulatory capital – Group
The tier 1 ratio was stable compared to 1Q11, reflecting a 4% decrease in tier 1 capital and a 4% decrease in RWAs.
Tier 1 capital decreased to CHF 37.1 billion as of the end of 2Q11. The decrease was driven by the adverse foreign exchange translation impact, a dividend accrual in the quarter and an accrual for the value of the put option to purchase certain redeemable noncontrolling interests, partially offset by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and the net effect of share-based compensation, treasury share purchases and sales and a gain on financial instruments indexed to own shares. Refer to the table “Tier 1 capital movement” for further information.

Tier 1 capital movement

in	2Q11	1Q11	4Q10	% change QoQ	% change Ytd

Tier 1 capital (CHF million)

Balance at beginning of period	38,514	37,725	37,928	2	2

Net income	768	1,139	841	(33)	(9)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	(64)	291	456	–	–

Foreign exchange impact on tier 1 capital	(1,991)	(402)	(1,276)	395	56

Other [1]	(151)	(239)	(224)	(37)	(33)

Balance at end of period	37,076	38,514	37,725	(4)	(2)

1 Reflects the issuance and redemption of tier 1 capital, the dividend accrual of CHF (0.4) billion, the effect of share-based compensation and the change in regulatory deductions.

Total eligible capital decreased 4% to CHF 48.1 billion from 1Q11. Tier 2 capital decreased 6% to CHF 11.0 billion, primarily due to the adverse foreign exchange translation impact and the regulatory amortization of lower tier 2 instruments, partially offset by fair value gains and a decrease in regulatory deductions.

RWAs decreased 4% to CHF 203.7 billion as of the end of 2Q11, primarily reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, RWAs increased slightly due to an increase in credit risk, primarily in Private Banking, partially offset by a decrease in market risk in Investment Banking. The increase in credit risk in Private Banking reflected an increase relating to a change in parameters and an increase in lending. The decrease in market risk in Investment Banking reflected the sale of market making inventory in securitized products.

For further information regarding market risk, refer to Risk management – Market risk.
Our total capital ratio decreased to 23.6% as of the end of 2Q11 compared to 23.7% as of the end of 1Q11, reflecting the decrease in eligible capital and the decrease in RWAs. For further information, refer to the table “BIS statistics”.

As of the end of 2Q11, we had CHF 3.5 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank, and CHF 10.4 billion of tier 1 capital hybrid instruments, of which CHF 2.7 billion were innovative instruments. The tier 1 capital hybrid instruments include USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes that will be purchased or exchanged for an aggregate of CHF 5.4 billion of tier 1 buffer capital notes no earlier than October 23, 2013, the first call date of the tier 1 capital notes. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury Management – Capital management – Capital issuances in the Credit Suisse Financial Report 1Q11.

Risk-weighted assets by division (Basel II)

	end of			% change

	2Q11	1Q11	4Q10	QoQ	Ytd

Risk-weighted assets by division (CHF million)

Private Banking	66,195	64,041	63,588	3	4

Investment Banking	114,162	124,233	131,233	(8)	(13)

Asset Management	12,120	12,709	13,544	(5)	(11)

Corporate Center	11,264	11,213	10,337	0	9

Risk-weighted assets	203,741	212,196	218,702	(4)	(7)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

The “Risk-weighted assets” chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWAs. For further information, refer to Regulatory capital developments and proposals.

Shareholders’ equity
Our total shareholders’ equity decreased CHF 2.8 billion to CHF 31.2 billion as of the end of 2Q11 from CHF 34.1 billion as of the end of 1Q11. The decrease in total shareholders’ equity was primarily due to a decrease in other comprehensive income due to the adverse impact of foreign exchange-related movements on cumulative translation adjustments, the cash dividend payment and an accrual for the put option to purchase certain redeemable noncontrolling interests, partially offset by net income in 2Q11 and the net effect of share-based compensation, treasury share purchases and sales and the gain on financial instruments indexed to own shares.

For further information on shareholders’ equity, refer to the Consolidated statements of changes in equity (unaudited) in V – Condensed consolidated financial statements – unaudited.
Capital

	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,202.2	1,201.0	1,186.1	1,186.1	0	1	1

Treasury shares	(3.1)	0.0	(12.2)	0.0	–	(75)	–

Shares outstanding	1,199.1	1,201.0	1,173.9	1,186.1	0	2	1

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	48	48	47	47	0	2	2

Additional paid-in capital	21,107	22,565	23,026	22,462	(6)	(8)	(6)

Retained earnings	27,121	26,455	25,316	23,961	3	7	13

Treasury shares, at cost	(111)	0	(552)	0	–	(80)	–

Accumulated other comprehensive income/(loss)	(16,949)	(15,011)	(14,555)	(10,837)	13	16	56

Total shareholders' equity	31,216	34,057	33,282	35,633	(8)	(6)	(12)

Goodwill	(7,908)	(8,433)	(8,585)	(9,582)	(6)	(8)	(17)

Other intangible assets	(281)	(294)	(312)	(377)	(4)	(10)	(25)

Tangible shareholders' equity [1]	23,027	25,330	24,385	25,674	(9)	(6)	(10)

Book value per share (CHF)

Total book value per share	26.03	28.36	28.35	30.04	(8)	(8)	(13)

Goodwill per share	(6.59)	(7.02)	(7.31)	(8.08)	(6)	(10)	(18)

Other intangible assets per share	(0.23)	(0.24)	(0.27)	(0.32)	(4)	(15)	(28)

Tangible book value per share	19.21	21.10	20.77	21.64	(9)	(8)	(11)

1 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that tangible shareholders' equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Regulatory capital developments and proposals
In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework is designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. In June 2011, the BCBS agreed to measures for globally systemically important banks (G-SIBs). These measures include the methodology for assessing systemic importance and commensurate additional capital requirements (between 1% and 2.5% common equity tier 1 (CET1)). This progressive capital buffer will be phased in with the capital conservation buffer from the beginning of 2016 through the end of 2018. For more information, refer to the table “BCBS Basel III phase-in arrangements”. The BCBS agreement was adopted by the G-20 nations in November 2010. Each G-20 nation will now need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

BCBS Basel III phase-in arrangements

January 1	2013		2014		2015		2016		2017		2018		2019

Basel III phase-in arrangements

Minimum common equity capital ratio	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%

Capital conservation buffer							0.625%	[1]	1.25%	[1]	1.875%	[1]	2.5%

Minimum common equity plus capital conservation buffer	3.5%	[1]	4.0%	[1]	4.5%	[1]	5.125%	[1]	5.75%	[1]	6.375%	[1]	7.0%

Phase-in deductions from common equity tier 1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%

Minimum tier 1 capital	4.5%	[1]	5.5%	[1]	6.0%		6.0%		6.0%		6.0%		6.0%

Minimum total capital	8.0%		8.0%		8.0%		8.0%		8.0%		8.0%		8.0%

Minimum total capital plus conservation buffer	8.0%		8.0%		8.0%		8.625%	[1]	9.25%	[1]	9.875%	[1]	10.5%

Capital instruments that no longer qualify as non-core tier 1 capital or tier 2 capital	Phased out over ten-year horizon beginning 2013

Source: BCBS.
1 Indicates transition period. 2 Includes amounts exceeding the limit for deferred tax assets and participations in financial institutions.

In early October 2010, the Expert Commission appointed by the Swiss Federal Council released its report with recommendations on how to address the “Too Big to Fail” issues relating to big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The recommendations on capital requirements build on Basel III, but go beyond its minimum standards and the current “Swiss finish”. In December 2010, the Swiss Federal Council made a submission for legislative proposals to amend the Banking Act in 2011 based on a report by the Expert Commission.

The Expert Commission recommended that the Swiss capital requirements track the phase in of the Basel III requirements. If enacted into law, the Group and the Bank would be required to have common equity of at least 10% of RWAs and contingent capital or other qualifying capital of another 9% of RWAs by January 1, 2019. These recommended requirements may change depending on our market share and balance sheet size and the terms of the requirements enacted into law by the Swiss Parliament.

In April 2011, the Swiss Federal Council published its proposals for “Too Big to Fail” legislation, addressing the risks to the Swiss economy arising from systemically important financial institutions. The legislation would require each such institution to maintain a significantly higher amount of capital (19% of RWAs, in line with the Expert Commission proposal) than required under Basel III and, in the case of a threatened insolvency, assure the continuance of its systemically relevant functions in Switzerland. In June 2011, the Council of States of the Swiss Parliament passed the proposals of the Federal Council. It is expected that the Swiss National Council will deliberate this proposal in its autumn session. If both chambers agree to the proposals, then the “Too Big to Fail” legislation may begin to be implemented as early as January 2012. Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the buffer and progressive capital components.

For more information, refer to the chart “Comparison of capital requirement frameworks”, III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Annual Report 2010 and Capital Management – Capital issuances.

In June 2010, the BCBS announced its decision to postpone the implementation of the revisions to the Basel II market risk framework (Basel II.5) to no later than December 31, 2011. On November 10, 2010, the Swiss Federal Council decided to follow the proposal of FINMA and implement the revisions to the Basel II market risk framework for FINMA regulatory capital purposes by the original implementation date of January 2011. The Basel II.5 revisions include an incremental risk charge, for default and migration risk, and a stressed VaR framework, which are reflected in RWAs. The implementation of the Basel II.5 revisions for FINMA capital purposes increased our RWAs as of the end of 2Q11 by CHF 34.9 billion and reduced tier 1 capital as of the end of 2Q11 by CHF 2.5 billion, resulting in a core tier 1 ratio of 10.2% under Basel II.5. This Basel II.5 impact mainly related to the Investment Banking securitized products business. For management purposes, the Group allocates to the divisions RWA equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital (refer to the table “Basel II.5 risk-weighted assets and allocated deductions”). In 2Q11, we revised our estimate of the RWA increase from the combined impact of Basel II.5 and Basel III from approximately CHF 400 billion to CHF 355 billion to reflect the foreign exchange impact from the strengthening of the Swiss franc against most major currencies. We expect substantially all of the combined Basel II.5 and Basel III RWA increase to be in securitized products, rates, credit, equity derivatives and emerging markets businesses in Investment Banking on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 45 billion to CHF 65 billion in securitized products, exit businesses, derivatives and emerging markets in Investment Banking. In addition, our CET1 ratio simulation as of January 1, 2013 assumes that, of the compensation expense included in the consensus earnings, management expects CHF 2.0 billion to be share-based compensation that will be settled with shares issued from conditional capital.

Basel II.5 risk-weighted assets and allocated deductions

end of 2Q11	Basel II RWAs	Incremental Basel II.5 RWA impact	Total Basel II.5 RWAs	Capital deductions under Basel II	[1]	Additional capital deductions under Basel II.5	[1]	Total capital deductions	[1]

Risk-weighted assets and allocated deductions (CHF million)

Private Banking	66,195	146	66,341	325		0		325

Investment Banking	114,162	34,742	148,904	321		2,485		2,806

Asset Management	12,120	0	12,120	420		0		420

Corporate Center	11,264	0	11,264	18		0		18

Total	203,741	34,888	238,629	1,084		2,485		3,569

1 For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
Economic capital

	in / end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	37,076	38,514	37,725	37,990	(4)	(2)	(2)

Economic adjustments [1]	1,924	3,408	2,912	2,722	(44)	(34)	(29)

Economic capital resources	39,000	41,922	40,637	40,712	(7)	(4)	(4)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	19,662	20,755	20,635	26,130	(5)	(5)	(25)

Operational risk	2,892	2,890	2,936	2,868	0	(1)	1

Other risks [2]	6,209	7,990	5,579	5,136	(22)	11	21

Utilized economic capital	28,763	31,635	29,150	34,134	(9)	(1)	(16)

Economic capital coverage ratio (%)

Economic capital coverage ratio [3]	136	133	139	119	–	–	–

Utilized economic capital by segment (CHF million)

Private Banking	6,824	6,938	6,372	6,916	(2)	7	(1)

Investment Banking	18,445	20,109	18,425	22,777	(8)	0	(19)

Asset Management	3,194	3,410	3,277	3,613	(6)	(3)	(12)

Corporate Center [4]	316	1,196	1,092	845	(74)	(71)	(63)

Utilized economic capital - Credit Suisse [5]	28,763	31,635	29,150	34,134	(9)	(1)	(16)

Average utilized economic capital by segment (CHF million)

Private Banking	6,881	6,655	6,591	6,580	3	4	5

Investment Banking	19,277	19,267	18,740	22,213	0	3	(13)

Asset Management	3,302	3,343	3,427	3,513	(1)	(4)	(6)

Corporate Center [4]	756	1,144	1,106	1,050	(34)	(32)	(28)

Average utilized economic capital - Credit Suisse [6]	30,199	30,393	29,845	33,339	(1)	1	(9)

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2011. 3 Ratio between economic capital resources and utilized economic capital. 4 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 5 Includes a diversification benefit of CHF 16 million, CHF 18 million, CHF 16 million and CHF 17 million as of the end of 2Q11, 1Q11, 4Q10 and 2Q10, respectively. 6 Includes a diversification benefit of CHF 17 million, CHF 16 million, CHF 19 million and CHF 17 million as of the end of 2Q11, 1Q11, 4Q10 and 2Q10, respectively.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2Q11, there were no methodology changes.
We are assessing the implications for the economic capital framework and the economic capital coverage ratio definition of the implementation of Basel II.5 and Basel III. For further information, refer to Regulatory capital developments and proposals.

Utilized economic capital trends
In 2Q11, our utilized economic capital decreased 9% compared to 1Q11, mainly from the US dollar translation impact. Excluding the US dollar translation impact, utilized economic capital decreased 4%.
For Private Banking, utilized economic capital decreased 2%, primarily due to lower interest rate risk on treasury positions and lower emerging market country event risk, partially offset by an increase in private banking corporate & retail lending exposures.

For Investment Banking, utilized economic capital decreased 8%. Excluding the US dollar translation impact, utilized economic capital decreased 2%, mainly due to lower interest rate risk on treasury positions and lower fixed income trading position risk, primarily driven by lower credit spread exposures. The decreases were partially offset by an increase in real estate & structured assets, international lending & counterparty position risk and emerging markets country event risk.

For Asset Management, utilized economic capital decreased 6%. Excluding the US dollar translation impact, utilized economic capital decreased 1%, mainly due to a decrease in interest rate risk on treasury positions, partially offset by an increase in equity trading & investments position risk.

For Corporate Center, lower utilized economic capital reflected a decrease in foreign exchange risk between utilized economic capital and economic capital resources.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased to 136% in 2Q11 from 133% in 1Q11, primarily reflecting lower utilized economic capital, partially offset by lower economic capital resources. The reduction in utilized economic capital was mainly driven by the US dollar translation impact. The reduction in economic capital resources was due to a decrease in tier 1 capital and a decrease in economic adjustments driven by the payment of the 2010 dividend. Our coverage ratio is within our target band of 110% to 140%.

Risk management
Our overall position risk decreased 6% in 2Q11. Excluding the US dollar translation impact, position risk increased 1%. We received approval from FINMA to implement a revised VaR methodology, including revisions to make VaR more responsive to recent market data and volatility. Under this revised methodology, average risk management VaR decreased 9% to CHF 70 million in 2Q11 and period-end risk management VaR was unchanged at CHF 71 million. In US dollar terms, average risk management VaR decreased 1%.

Economic capital and position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2010.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. There were no changes to the economic capital methodology in 2Q11.

Position risk
	end of			% change

	2Q11	1Q11	2Q10	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	1,847	2,348	4,194	(21)	(56)

Equity trading & investments	2,265	2,396	2,968	(5)	(24)

Private banking corporate & retail lending	2,067	2,017	2,201	2	(6)

International lending & counterparty exposures	4,189	4,413	4,862	(5)	(14)

Emerging markets country event risk	582	579	792	1	(27)

Real estate & structured assets [2]	2,591	2,616	2,989	(1)	(13)

Simple sum across risk categories	13,541	14,369	18,006	(6)	(25)

Diversification benefit [3]	(2,540)	(2,678)	(3,309)	(5)	(23)

Position risk (99% confidence level for risk management purposes)	11,001	11,691	14,697	(6)	(25)

Position risk (99.97% confidence level for capital management purposes)	19,662	20,755	26,130	(5)	(25)

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes at the end of 2Q11 decreased 6% compared to the end of 1Q11, due to the US dollar translation impact. Excluding the US dollar translation impact, position risk increased 1%, mainly due to: increased real estate & structured assets from reduced hedges and increased CMBS and RMBS exposure; international lending & counterparty exposures from higher loan exposures in leveraged finance and derivative exposures in Investment Banking; and equity trading & investments from higher single manager hedge funds and traded equity positions. The increases were partially offset by lower fixed income trading risk, primarily driven by lower credit spread exposures due to increased hedging and lower foreign exchange exposures.

Compared to the end of 2Q10, position risk for risk management purposes decreased 25%, mainly due to the US dollar translation impact. Excluding the US dollar translation impact, position risk decreased 7%, primarily due to significantly lower fixed income trading following a reduction in credit spread and foreign exchange exposures, and lower private banking corporate & retail lending, due to updated loan default and recovery parameters. The decrease was partially offset by higher international lending & counterparty exposures from loan and derivative exposures, and real estate & structured assets exposures, from non-agency RMBS, in Investment Banking.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

We implemented new risk measurement models, including an incremental risk charge and stressed VaR, to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes effective January 1, 2011. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

As part of the ongoing review to improve risk management approaches and methodologies, we implemented a significantly revised VaR methodology for both risk management and regulatory VaR in 2Q11. We use the same VaR model for risk management and regulatory capital purposes (using a ten-day holding period and a 99% confidence level for regulatory capital purposes). We believe these changes make VaR a more useful risk management tool and improve the responsiveness of the model to market volatility. We have approval from FINMA to use this revised VaR methodology for both risk management and regulatory capital purposes. We have restated risk management VaR for prior periods to show meaningful trends. The methodology changes were implemented in June 2011 and are fully reflected in average risk management VaR and are only reflected in average regulatory VaR for 2Q11 from implementation. The revisions to the VaR methodology include:

– Historical dataset changed to two years (from three years);
– Exponential weighting to give emphasis to more recent market data and volatility (from equal weighting of market data and the use of scaled VaR);
– Expected shortfall calculation based on average losses (from using losses from a single event);
– One-day holding period for risk management VaR (from a ten-day holding period adjusted to one day, with regulatory VaR continuing to be based on a ten-day holding period); and
– Confidence level changed to 98% for risk management VaR (from 99%, with regulatory VaR continuing to be based on a 99% confidence level).
In addition, we also made asset-class methodology changes, including changing the non-investment grade model to a spread-based rather than a price-based model to better capture issuer-specific basis and maturity risk and modifying the traded loans model to better capture basis risk. We also implemented a single stock volatility model to better capture equity exposures.

For risk management VaR, we use a one-day holding period based on a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is ten-day 99% VaR adjusted to a one-day holding period. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total		Total

2Q11 (CHF million)

Average	66	13	12	27	(48)		70	[2]	111	[3]

Minimum	60	5	8	18	–	[1]	62		52	[3]

Maximum	77	22	17	40	–	[1]	83		146

End of period	70	8	13	20	(40)		71	[2]	56	[3]

1Q11 (CHF million)

Average	81	14	18	22	(58)		77	[2]	132

Minimum	72	8	14	14	–	[1]	67		103

Maximum	91	19	26	47	–	[1]	86		161

End of period	80	18	14	24	(65)		71	[2]	120

2Q10 (CHF million)

Average	91	17	19	25	(59)		93	[2]	149

Minimum	78	8	13	17	–	[1]	72		111

Maximum	112	41	30	36	–	[1]	132		204

End of period	90	37	15	31	(50)		123	[2]	191

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit. 2 Excluding the methodology changes, average 99% risk management VaR would have been CHF 81 million, CHF 92 million and CHF 116 million and period-end 99% risk management VaR would have been CHF 75 million, CHF 84 million and CHF 157 million in 2Q11, 1Q11 and 2Q10, respectively. 3 Excluding the methodology changes, average, minimum and period-end regulatory VaR would have been CHF 116 million, CHF 80 million and CHF 108 million, respectively, in 2Q11.

Average risk management VaR decreased 9% to CHF 70 million from 1Q11. In US dollar terms, average risk management VaR decreased 1% from 1Q11, reflecting decreased interest rate & credit spread risk, mostly offset by increased equity risk and decreased diversification benefit. Compared to 2Q10, average risk management VaR in Swiss francs decreased 25%, primarily reflecting the US dollar translation impact, and in US dollars decreased 4% from 2Q10, reflecting decreased interest rate & credit spread risk due to reductions in the volatility included in the two-year dataset used to calculate VaR.

Excluding the methodology changes, average risk management VaR decreased 12% to CHF 81 million from 1Q11.
Period-end risk management VaR as of the end of 2Q11 was unchanged at CHF 71 million from the end of 1Q11, and decreased 42% from the end of 2Q10. In US dollar terms, period-end risk management VaR increased 10% from the end of 1Q11, and decreased 25% from the end of 2Q10. The increase in period-end risk management VaR in US dollar terms from 1Q11 reflected a decrease in diversification benefit, partially offset by decreased foreign exchange risk.

In 2Q11, average regulatory VaR was CHF 111 million, a decrease of 16% from 1Q11. Average regulatory VaR decreased 26% from 2Q10.
Period-end regulatory VaR decreased 53% to CHF 56 million from the end of 1Q11 due to the change in methodology. Period-end regulatory VaR decreased 71% from the end of 2Q10, due to the change in methodology, primarily from the change in dataset to two years from three years (which excludes data from the 2008 financial crisis).

Excluding the methodology changes, period-end regulatory VaR decreased 10% to CHF 108 million from 1Q11.
One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)								Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total		Total

2Q11 (USD million)

Average	76	14	14	31	(54)		81	[2]	126	[3]

Minimum	70	6	10	21	–	[1]	68		63	[3]

Maximum	83	24	18	48	–	[1]	95		163

End of period	83	10	16	24	(48)		85	[2]	67	[3]

1Q11 (USD million)

Average	86	15	19	24	(62)		82	[2]	140

Minimum	75	8	15	15	–	[1]	71		114

Maximum	99	20	27	51	–	[1]	94		177

End of period	87	19	15	26	(70)		77	[2]	130

2Q10 (USD million)

Average	82	16	18	23	(55)		84	[2]	135

Minimum	68	8	11	17	–	[1]	68		100

Maximum	102	38	26	33	–	[1]	122		186

End of period	83	34	14	29	(47)		113	[2]	176

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit. 2 Excluding the methodology changes, average 99% risk management VaR would have been USD 93 million, USD 98 million and USD 105 million and period-end 99% risk management VaR would have been USD 90 million, USD 91 million and USD 145 million in 2Q11, 1Q11 and 2Q10, respectively. 3 Excluding the methodology changes, average, minimum and period-end regulatory VaR would have been USD 132 million, USD 95 million and USD 129 million, respectively, in 2Q11.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no regulatory VaR backtesting exceptions during 2Q11. The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q11 with those for 1Q11 and 2Q10. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 7.9 million as of the end of 2Q11, compared to a valuation increase of CHF 7.0 million as of the end of 1Q11.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2010. For further information on counterparty credit risk, refer to Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking.

Credit risk
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Balance sheet (CHF million)

Gross loans	220,978	223,516	219,891	228,495	(1)	0	(3)

Loans held-for-sale	23,816	25,514	24,925	29,524	(7)	(4)	(19)

Traded loans	4,167	4,400	4,346	5,028	(5)	(4)	(17)

Derivative instruments [1]	42,491	45,426	50,477	79,833	(6)	(16)	(47)

Total balance sheet	291,452	298,856	299,639	342,880	(2)	(3)	(15)

Off-balance sheet (CHF million)

Loan commitments [2]	210,823	217,800	209,553	223,881	(3)	1	(6)

Credit guarantees and similar instruments	5,493	5,720	7,408	8,958	(4)	(26)	(39)

Irrevocable commitments under documentary credits	4,848	4,522	4,551	4,641	7	7	4

Total off-balance sheet	221,164	228,042	221,512	237,480	(3)	0	(7)

Total credit risk	512,616	526,898	521,151	580,360	(3)	(2)	(12)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 136 billion, CHF 137 billion, CHF 137 billion and CHF 141 billion of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 2Q11, 1Q11, 4Q10 and 2Q10, respectively.

Selected European credit risk exposures
The following table presents our risk-based credit risk exposure to selected European countries as of the end of 2Q11.
Selected European credit risk exposures
end of 2Q11	Sovereigns			Financial institutions			Corporates & Other

	Gross	Net	[1]	Gross	Net	[1]	Gross	Net	[1]

Credit risk exposure (EUR billion)

Portugal	0.2	0.0		0.1	0.1		0.2	0.1

Italy	2.3	0.4		1.6	0.4		2.1	0.8

Ireland	0.0	0.0		1.1	0.4		1.0	0.3

Greece	0.1	0.0		0.1	0.0		0.6	0.1

Spain	0.0	0.0		1.1	0.6		1.8	0.9

Total	2.6	0.4		4.0	1.5		5.7	2.2

1 Net of collateral and CDS hedges.

On a gross basis, before taking into account collateral and credit default swap (CDS) hedges, our risk-based sovereign credit risk exposure to Portugal, Italy, Ireland, Greece and Spain as of the end of 2Q11 was EUR 2.6 billion. Our net exposure to these sovereigns was EUR 0.4 billion. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 2Q11 included net exposure to financial institutions of EUR 1.5 billion and to corporates and other counterparties of EUR 2.2 billion, respectively.

Loan exposure
Compared to the end of 1Q11, gross loans decreased CHF 2.5 billion to CHF 221.0 billion. In Private Banking, gross loans were stable at CHF 187.4 billion as a slight increase in lending, mainly residential mortgages and consumer finance, was offset by the weakening of the US dollar and the euro against the Swiss franc. Gross loans in Investment Banking decreased 9% to CHF 33.6 billion, primarily due to the US dollar translation impact and lower commercial and industrial loans.

Gross impaired loans decreased 4% to CHF 1.6 billion due to a 9% decrease in Private Banking, mainly from certain repayments and write-offs, partially offset by an increase of 8% in Investment Banking, primarily due to new impaired loans. The US dollar translation impact was significant both in Private Banking and Investment Banking. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net provision for credit losses of CHF 13 million in 2Q11, compared to a net release of CHF 7 million in 1Q11, as a net provision of CHF 15 million in Investment Banking was partially offset by a net release of provision of CHF 2 million in Private Banking. For further information, refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 2Q10, gross loans decreased 3%, as a decrease in Investment Banking, primarily due to the US dollar translation impact, was partially offset by a slight increase in Private Banking. In Investment Banking, in addition to the US dollar translation impact, gross loans decreased primarily in commercial & industrial loans and in loans to governments and public institutions, partially offset by higher loans to financial institutions. The increase of gross loans of 2% in Private Banking was primarily due to higher consumer loans, offset by lower exposure to financial institutions. Gross impaired loans decreased CHF 335 million, or 17%, driven by lower non-performing and restructured loans in Investment Banking and lower non-performing and non-interest-earning loans in Private Banking.

Loans
	Private Banking						Investment Banking			Credit Suisse			[1]

end of	2Q11		1Q11		2Q10		2Q11	1Q11	2Q10	2Q11	1Q11	2Q10

Loans (CHF million)

Mortgages	86,374		85,449		83,838		0	0	0	86,374	85,449	83,838

Loans collateralized by securities	25,725		26,076		24,166		0	0	0	25,725	26,076	24,166

Consumer finance	5,379		5,048		4,577		634	694	1,052	6,024	5,742	5,629

Consumer loans	117,478		116,573		112,581		634	694	1,052	118,123	117,267	113,633

Real estate	22,247		21,558		21,738		1,916	2,288	2,890	24,163	23,846	24,628

Commercial and industrial loans	39,325		39,960		39,404		13,406	15,115	19,410	52,733	55,075	58,814

Financial institutions	7,112		7,231		8,429		16,569	17,921	19,039	23,674	25,146	27,460

Governments and public institutions	1,236		1,232		1,124		1,049	950	2,836	2,285	2,182	3,960

Corporate and institutional loans	69,920	[2]	69,981	[2]	70,695	[2]	32,940	36,274	44,175	102,855	106,249	114,862

Gross loans	187,398		186,554		183,276		33,574	36,968	45,227	220,978	223,516	228,495

of which held at fair value	353		367		–		18,838	19,476	23,219	19,191	19,843	23,219

Net (unearned income) / deferred expenses	(7)		(7)		4		(25)	(25)	(41)	(32)	(32)	(37)

Allowance for loan losses [3]	(700)		(752)		(883)		(216)	(222)	(370)	(916)	(974)	(1,253)

Net loans	186,691		185,795		182,397		33,333	36,721	44,816	220,030	222,510	227,205

Impaired loans (CHF million)

Non-performing loans	570		677		612		310	266	487	880	943	1,099

Non-interest-earning loans	253		293		367		19	19	20	272	312	387

Total non-performing and non-interest-earning loans	823		970		979		329	285	507	1,152	1,255	1,486

Restructured loans	5		0		0		41	41	67	46	41	67

Potential problem loans	354		324		341		92	100	85	446	424	426

Total other impaired loans	359		324		341		133	141	152	492	465	493

Gross impaired loans [3]	1,182		1,294		1,320		462	426	659	1,644	1,720	1,979

of which loans with a specific allowance	987		1,098		1,199		388	392	641	1,375	1,490	1,840

of which loans without a specific allowance	195		196		121		74	34	18	269	230	139

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	752		782		909		222	235	360	974	1,017	1,269

Net movements recognized in statements of operations	(4)		13		9		7	(1)	(2)	3	12	7

Gross write-offs	(47)		(52)		(48)		0	(9)	0	(47)	(61)	(48)

Recoveries	13		7		12		2	1	3	15	8	15

Net write-offs	(34)		(45)		(36)		2	(8)	3	(32)	(53)	(33)

Provisions for interest	0		0		0		3	2	3	3	2	3

Foreign currency translation impact and other adjustments, net	(14)		2		1		(18)	(6)	6	(32)	(4)	7

Balance at end of period [3]	700		752		883		216	222	370	916	974	1,253

of which individually evaluated for impairment	508		555		651		160	157	214	668	712	865

of which collectively evaluated for impairment	192		197		232		56	65	156	248	262	388

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.5		0.5		2.2	1.6	2.3	0.6	0.6	0.7

Gross impaired loans / Gross loans [4]	0.6		0.7		0.7		3.1	2.4	3.0	0.8	0.8	1.0

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	85.1		77.5		90.2		65.7	77.9	73.0	79.5	77.6	84.3

Allowance for loan losses / Gross impaired loans [3]	59.2		58.1		66.9		46.8	52.1	56.1	55.7	56.6	63.3

1 Includes Asset Management and Corporate Center. 2 Of which CHF 45,629 million, CHF 45,460 million and CHF 49,145 million were secured by financial collateral and mortgages at the end of 2Q11, 1Q11 and 2Q10, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Balance sheet and off-balance sheet
Total assets were CHF 976.9 billion and total liabilities were CHF 936.6 billion. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	68,073	73,360	65,467	77,524	(7)	4	(12)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	200,091	204,491	220,443	250,122	(2)	(9)	(20)

Trading assets	302,626	314,201	324,704	350,093	(4)	(7)	(14)

Net loans	220,030	222,510	218,842	227,205	(1)	1	(3)

Brokerage receivables	40,845	47,275	38,769	51,699	(14)	5	(21)

All other assets	145,258	154,631	163,780	181,305	(6)	(11)	(20)

Total assets	976,923	1,016,468	1,032,005	1,137,948	(4)	(5)	(14)

Liabilities and equity (CHF million)

Due to banks	41,987	41,113	37,493	37,822	2	12	11

Customer deposits	286,455	293,295	287,564	287,400	(2)	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	142,245	141,078	168,394	202,934	1	(16)	(30)

Trading liabilities	120,452	134,846	133,997	164,437	(11)	(10)	(27)

Long-term debt	164,159	175,877	173,752	182,710	(7)	(6)	(10)

Brokerage payables	67,315	64,693	61,746	83,472	4	9	(19)

All other liabilities	114,003	122,278	126,044	132,589	(7)	(10)	(14)

Total liabilities	936,616	973,180	988,990	1,091,364	(4)	(5)	(14)

Total shareholders' equity	31,216	34,057	33,282	35,633	(8)	(6)	(12)

Noncontrolling interests	9,091	9,231	9,733	10,951	(2)	(7)	(17)

Total equity	40,307	43,288	43,015	46,584	(7)	(6)	(13)

Total liabilities and equity	976,923	1,016,468	1,032,005	1,137,948	(4)	(5)	(14)

Balance sheet
Total assets were CHF 976.9 billion as of the end of 2Q11, down CHF 39.5 billion, or 4%, from the end of 1Q11, primarily driven by the weakening of the US dollar and the euro against the Swiss franc. Excluding the foreign exchange translation impact, total assets increased CHF 20.9 billion.

In Swiss francs, trading assets decreased CHF 11.6 billion, or 4%, as the foreign exchange translation impact was partially offset by increases in fixed income products. Brokerage receivables decreased CHF 6.4 billion, or 14%, reflecting the foreign exchange translation impact and a decrease in client trading activity including margin lending. Cash and due from banks decreased CHF 5.3 billion, or 7%, mainly from the foreign exchange translation impact and a net decrease in central bank holdings, partially offset by higher deposits with banks. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 4.4 billion, or 2%, as the foreign exchange translation impact was partially offset by increases in equity securities borrowed and resale agreements collateralized by government securities. Net loans decreased CHF 2.5 billion, or 1%, and all other assets decreased CHF 9.4 billion, or 6%.

The decrease in all other assets included a decrease of CHF 5.0 billion, or 13%, in securities received as collateral, driven by the foreign exchange translation impact and a move into cash collateral, a decrease of CHF 2.1 billion, or 13%, in other investments, driven by the foreign exchange translation impact, and a decrease of CHF 1.3 billion, or 2%, in other assets as the foreign exchange translation impact was mostly offset by an increase in cash collateral on derivative instruments.

Total liabilities were CHF 936.6 billion as of the end of 2Q11, down CHF 36.6 billion, or 4%, from the end of 1Q11, primarily driven by the weakening of the US dollar and the euro against the Swiss franc. Excluding the foreign exchange translation impact, total liabilities increased CHF 23.0 billion.

In Swiss francs, trading liabilities decreased CHF 14.4 billion, or 11%, reflecting the foreign exchange translation impact and a decline in short positions in European and US government bonds. Long-term debt decreased CHF 11.7 billion, or 7%, driven by the foreign exchange translation impact. Customer deposits decreased CHF 6.8 billion, or 2%, reflecting the foreign exchange translation impact, partially offset by increased balances relating to the acquisition of PFS, and all other liabilities decreased CHF 8.3 billion, or 7%. These decreases were partially offset by increases of CHF 2.6 billion, or 4%, in brokerage payables, primarily from increases in margin lending balances, partially offset by the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 1.2 billion, or 1%, due to equity securities borrowed, resale agreements collateralized by government securities and increased securities repurchase transactions, mostly offset by the foreign exchange translation impact.

The decrease in all other liabilities primarily included a decrease of CHF 5.0 billion, or 13%, in obligation to return securities received as collateral and a decrease of CHF 2.7 billion, or 12%, in short-term borrowings.

For further information, including our funding of the balance sheet and the leverage ratio, refer to Treasury management – Funding sources and uses and Capital management.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2010 and Note 24 – Guarantees and commitments and Note 29 – Litigation in V – Condensed consolidated financial statements – unaudited.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of June 30, 2011 and 2010 and the related condensed consolidated statements of operations and comprehensive income for the three and six-month periods ended June 30, 2011 and 2010 and the related condensed consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2011 and 2010. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
August 9, 2011

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	7,082	5,452	8,059	30	(12)	12,534	13,865	(10)

Interest expense	(5,705)	(3,699)	(6,857)	54	(17)	(9,404)	(10,716)	(12)

Net interest income	1,377	1,753	1,202	(21)	15	3,130	3,149	(1)

Commissions and fees	3,463	3,671	3,586	(6)	(3)	7,134	6,993	2

Trading revenues	1,116	2,011	3,628	(45)	(69)	3,127	7,080	(56)

Other revenues	936	721	123	30	–	1,657	330	402

Net revenues	6,892	8,156	8,539	(15)	(19)	15,048	17,552	(14)

Provision for credit losses	13	(7)	20	–	(35)	6	(30)	–

Compensation and benefits	3,096	4,029	3,980	(23)	(22)	7,125	7,873	(10)

General and administrative expenses	1,652	1,632	2,061	1	(20)	3,284	3,736	(12)

Commission expenses	491	536	569	(8)	(14)	1,027	1,089	(6)

Total other operating expenses	2,143	2,168	2,630	(1)	(19)	4,311	4,825	(11)

Total operating expenses	5,239	6,197	6,610	(15)	(21)	11,436	12,698	(10)

Income from continuing operations before taxes	1,640	1,966	1,909	(17)	(14)	3,606	4,884	(26)

Income tax expense	271	465	187	(42)	45	736	1,026	(28)

Income from continuing operations	1,369	1,501	1,722	(9)	(20)	2,870	3,858	(26)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(19)	100

Net income	1,369	1,501	1,722	(9)	(20)	2,870	3,839	(25)

Net income attributable to noncontrolling interests	601	362	129	66	366	963	191	404

Net income attributable to shareholders	768	1,139	1,593	(33)	(52)	1,907	3,648	(48)

of which from continuing operations	768	1,139	1,593	(33)	(52)	1,907	3,667	(48)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	0.48	0.91	1.15	(47)	(58)	1.43	2.84	(50)

Basic earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Basic earnings per share	0.48	0.91	1.15	(47)	(58)	1.43	2.82	(49)

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	0.48	0.90	1.15	(47)	(58)	1.42	2.83	(50)

Diluted earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Diluted earnings per share	0.48	0.90	1.15	(47)	(58)	1.42	2.81	(49)

Consolidated balance sheets (unaudited)
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	68,073	73,360	65,467	77,524	(7)	4	(12)

of which reported from consolidated VIEs	1,491	1,510	1,432	2,008	(1)	4	(26)

Interest-bearing deposits with banks	1,940	1,437	1,524	2,231	35	27	(13)

of which reported at fair value	336	0	0	289	–	–	16

of which reported from consolidated VIEs	0	0	0	289	–	–	(100)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	200,091	204,491	220,443	250,122	(2)	(9)	(20)

of which reported at fair value	117,340	116,468	136,906	153,125	1	(14)	(23)

of which reported from consolidated VIEs	0	0	0	1,330	–	–	(100)

Securities received as collateral, at fair value	32,057	37,033	42,147	42,888	(13)	(24)	(25)

of which encumbered	18,130	20,734	21,352	23,907	(13)	(15)	(24)

Trading assets, at fair value	302,626	314,201	324,704	350,093	(4)	(7)	(14)

of which encumbered	85,467	88,210	87,723	112,161	(3)	(3)	(24)

of which reported from consolidated VIEs	7,479	8,469	8,717	6,512	(12)	(14)	15

Investment securities	5,550	6,483	8,397	9,837	(14)	(34)	(44)

of which reported at fair value	5,404	6,026	7,945	9,417	(10)	(32)	(43)

of which reported from consolidated VIEs	45	55	72	422	(18)	(38)	(89)

Other investments	14,086	16,166	16,482	19,805	(13)	(15)	(29)

of which reported at fair value	11,147	13,033	13,448	17,055	(14)	(17)	(35)

of which reported from consolidated VIEs	2,043	2,482	2,334	2,826	(18)	(12)	(28)

Net loans	220,030	222,510	218,842	227,205	(1)	1	(3)

of which reported at fair value	19,191	19,843	18,552	23,219	(3)	3	(17)

of which encumbered	347	553	783	1,098	(37)	(56)	(68)

of which reported from consolidated VIEs	4,036	4,459	3,745	5,922	(9)	8	(32)

allowance for loan losses	(916)	(974)	(1,017)	(1,253)	(6)	(10)	(27)

Premises and equipment	6,651	6,669	6,725	6,701	0	(1)	(1)

of which reported from consolidated VIEs	91	80	72	57	14	26	60

Goodwill	7,908	8,433	8,585	9,582	(6)	(8)	(17)

Other intangible assets	281	294	312	377	(4)	(10)	(25)

of which reported at fair value	50	58	66	90	(14)	(24)	(44)

Brokerage receivables	40,845	47,275	38,769	51,699	(14)	5	(21)

Other assets	76,785	78,116	79,585	89,815	(2)	(4)	(15)

of which reported at fair value	37,887	39,216	39,470	44,152	(3)	(4)	(14)

of which encumbered	2,510	2,534	2,388	3,015	(1)	5	(17)

of which reported from consolidated VIEs	16,764	18,749	19,570	19,950	(11)	(14)	(16)

Assets of discontinued operations held-for-sale	0	0	23	69	–	(100)	(100)

Total assets	976,923	1,016,468	1,032,005	1,137,948	(4)	(5)	(14)

Consolidated balance sheets (unaudited) (continued)
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Liabilities and equity (CHF million)

Due to banks	41,987	41,113	37,493	37,822	2	12	11

of which reported at fair value	3,477	4,443	3,444	3,869	(22)	1	(10)

Customer deposits	286,455	293,295	287,564	287,400	(2)	0	0

of which reported at fair value	3,675	3,607	3,537	3,656	2	4	1

of which reported from consolidated VIEs	433	29	54	34	–	–	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	142,245	141,078	168,394	202,934	1	(16)	(30)

of which reported at fair value	109,282	111,385	123,697	130,279	(2)	(12)	(16)

Obligation to return securities received as collateral, at fair value	32,057	37,033	42,147	42,888	(13)	(24)	(25)

Trading liabilities, at fair value	120,452	134,846	133,997	164,437	(11)	(10)	(27)

of which reported from consolidated VIEs	165	183	188	383	(10)	(12)	(57)

Short-term borrowings	20,373	23,023	21,683	22,128	(12)	(6)	(8)

of which reported at fair value	4,046	4,838	3,308	3,304	(16)	22	22

of which reported from consolidated VIEs	4,126	4,733	4,333	4,352	(13)	(5)	(5)

Long-term debt	164,159	175,877	173,752	182,710	(7)	(6)	(10)

of which reported at fair value	76,844	83,811	83,692	92,132	(8)	(8)	(17)

of which reported from consolidated VIEs	18,184	20,155	19,739	21,918	(10)	(8)	(17)

Brokerage payables	67,315	64,693	61,746	83,472	4	9	(19)

Other liabilities	61,573	62,222	62,214	67,573	(1)	(1)	(9)

of which reported at fair value	29,677	31,995	29,185	30,018	(7)	2	(1)

of which reported from consolidated VIEs	820	778	840	1,603	5	(2)	(49)

Total liabilities	936,616	973,180	988,990	1,091,364	(4)	(5)	(14)

Common shares	48	48	47	47	0	2	2

Additional paid-in capital	21,107	22,565	23,026	22,462	(6)	(8)	(6)

Retained earnings	27,121	26,455	25,316	23,961	3	7	13

Treasury shares, at cost	(111)	0	(552)	0	–	(80)	–

Accumulated other comprehensive income/(loss)	(16,949)	(15,011)	(14,555)	(10,837)	13	16	56

Total shareholders' equity	31,216	34,057	33,282	35,633	(8)	(6)	(12)

Noncontrolling interests	9,091	9,231	9,733	10,951	(2)	(7)	(17)

Total equity	40,307	43,288	43,015	46,584	(7)	(6)	(13)

Total liabilities and equity	976,923	1,016,468	1,032,005	1,137,948	(4)	(5)	(14)

	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,868.1	1,468.3	1,468.3	1,468.5	27	27	27

Issued shares (million)	1,202.2	1,201.0	1,186.1	1,186.1	0	1	1

Treasury shares (million)	(3.1)	0.0	(12.2)	0.0	–	(75)	–

Shares outstanding (million)	1,199.1	1,201.0	1,173.9	1,186.1	0	2	1

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

2Q11 (CHF million)

Balance at beginning of period	48	22,565		26,455	0	(15,011)	34,057	9,231		43,288	1,201,020,793	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(1)		–	–	–	(1)	(1)		(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(372)		(372)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	153		153	–

Net income/(loss)	–	–		768	–	–	768	580	[4]	1,348	–

Gains/(losses) on cash flow hedges	–	–		–	–	(10)	(10)	–		(10)	–

Foreign currency translation	–	–		–	–	(1,959)	(1,959)	(473)		(2,432)	–

Unrealized gains/(losses) on securities	–	–		–	–	2	2	–		2	–

Actuarial gains/(losses)	–	–		–	–	26	26	–		26	–

Net prior service cost	–	–		–	–	3	3	–		3	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,938)	(1,938)	(473)		(2,411)	–

Issuance of common shares	–	43		–	–	–	43	–		43	1,182,356

Sale of treasury shares	–	(221)		–	3,166	–	2,945	–		2,945	85,354,994

Repurchase of treasury shares	–	–		–	(3,292)	–	(3,292)	–		(3,292)	(88,801,653)

Share-based compensation, net of tax	–	358	[5]	–	15	–	373	–		373	343,263

Financial instruments indexed to own shares [6]	–	217		–	–	–	217	–		217	–

Cash dividends paid	–	(1,646)	[7]	(102)	–	–	(1,748)	(46)		(1,794)	–

Changes in redeemable noncontrolling interests	–	(208)	[8]	–	–	–	(208)	–		(208)	–

Change in scope of consolidation, net	–	–		–	–	–	–	19		19	–

Balance at end of period	48	21,107		27,121	(111)	(16,949)	31,216	9,091		40,307	1,199,099,753	[9]

1 At par value CHF 0.04 each, fully paid. A maximum of 267,254,927 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 21 million due to redeemable noncontrolling interests. 5 Includes a net tax benefit of CHF 12 million from the excess fair value of shares delivered over recognized compensation expense. 6 The Group had purchased certain call options on its own shares previously used to economically hedge share-based compensation awards. 7 Paid out of reserves from capital contributions. 8 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 9 At par value CHF 0.04 each, fully paid, net of 3,103,396 treasury shares. In addition to the treasury shares, a maximum of 665,936,917 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q11 (CHF million)

Balance at beginning of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	–	(1)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(375)	(375)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)	–	–	–	(7)	7	–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	93	93	–

Net income/(loss)	–	–	1,139	–	–	1,139	357	1,496	–

Gains/(losses) on cash flow hedges	–	–	–	–	(17)	(17)	–	(17)	–

Foreign currency translation	–	–	–	–	(429)	(429)	(153)	(582)	–

Unrealized gains/(losses) on securities	–	–	–	–	(40)	(40)	–	(40)	–

Actuarial gains/(losses)	–	–	–	–	27	27	–	27	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(456)	(456)	(153)	(609)	–

Issuance of common shares	1	622	–	–	–	623	–	623	14,846,351

Sale of treasury shares	–	138	–	4,663	–	4,801	–	4,801	111,799,533

Repurchase of treasury shares	–	–	–	(4,380)	–	(4,380)	–	(4,380)	(105,810,094)

Share-based compensation, net of tax	–	(1,071)	–	269	–	(802)	(1)	(803)	6,238,938

Financial instruments indexed to own shares	–	(15)	–	–	–	(15)	–	(15)	–

Cash dividends paid	–	–	–	–	–	–	(11)	(11)	–

Changes in redeemable noncontrolling interests	–	(127)	–	–	–	(127)	(90)	(217)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(329)	(329)	–

Balance at end of period	48	22,565	26,455	0	(15,011)	34,057	9,231	43,288	1,201,020,793

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2Q10 (CHF million)

Balance at beginning of period	47	24,729	24,929	(1,637)	(11,253)	36,815	10,941	47,756	1,154,902,996

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(9)	(9)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(409)	(409)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	70	70	–

Net income/(loss)	–	–	1,593	–	–	1,593	129	1,722	–

Gains/(losses) on cash flow hedges	–	–	–	–	(2)	(2)	–	(2)	–

Foreign currency translation	–	–	–	–	545	545	226	771	–

Unrealized gains/(losses) on securities	–	–	–	–	14	14	–	14	–

Actuarial gains/(losses)	–	–	–	–	(144)	(144)	–	(144)	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	416	416	226	642	–

Issuance of common shares	–	8	–	–	–	8	–	8	254,845

Sale of treasury shares	–	(56)	–	8,705	–	8,649	–	8,649	177,658,492

Repurchase of treasury shares	–	–	–	(9,027)	–	(9,027)	–	(9,027)	(184,019,180)

Share-based compensation, net of tax	–	(2,197)	–	1,959	–	(238)	–	(238)	37,294,323

Financial instruments indexed to own shares	–	(22)	–	–	–	(22)	–	(22)	–

Cash dividends paid	–	–	(2,561)	–	–	(2,561)	(14)	(2,575)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(13)	(13)	–

Other	–	–	–	–	–	–	30	30	–

Balance at end of period	47	22,462	23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

6M11 (CHF million)

Balance at beginning of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(2)		–	–	–	(2)	(1)		(3)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(747)		(747)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)		–	–	–	(7)	7		–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	246		246	–

Net income/(loss)	–	–		1,907	–	–	1,907	937	[4]	2,844	–

Gains/(losses) on cash flow hedges	–	–		–	–	(27)	(27)	–		(27)	–

Foreign currency translation	–	–		–	–	(2,388)	(2,388)	(626)		(3,014)	–

Unrealized gains/(losses) on securities	–	–		–	–	(38)	(38)	–		(38)	–

Actuarial gains/(losses)	–	–		–	–	53	53	–		53	–

Net prior service cost	–	–		–	–	6	6	–		6	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,394)	(2,394)	(626)		(3,020)	–

Issuance of common shares	1	665		–	–	–	666	–		666	16,028,707

Sale of treasury shares	–	(83)		–	7,829	–	7,746	–		7,746	197,154,527

Repurchase of treasury shares	–	–		–	(7,672)	–	(7,672)	–		(7,672)	(194,611,747)

Share-based compensation, net of tax	–	(713)	[5]	–	284	–	(429)	(1)		(430)	6,582,201

Financial instruments indexed to own shares [6]	–	202		–	–	–	202	–		202	–

Cash dividends paid	–	(1,646)	[7]	(102)	–	–	(1,748)	(57)		(1,805)	–

Changes in redeemable noncontrolling interests	–	(335)	[8]	–	–	–	(335)	(90)		(425)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(310)		(310)	–

Balance at end of period	48	21,107		27,121	(111)	(16,949)	31,216	9,091		40,307	1,199,099,753	[9]

1 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 26 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 199 million from the excess recognized compensation expense over fair value of shares delivered. 6 The Group had purchased certain call options on its own shares previously used to economically hedge share-based compensation awards. 7 Paid out of reserves from capital contributions. 8 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 9 At par value CHF 0.04 each, fully paid, net of 3,103,396 treasury shares. In addition to the treasury shares, a maximum of 665,936,917 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M10 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(14)	(14)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(610)	(610)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	198	198	–

Net income/(loss)	–	–	3,648	–	–	3,648	191	3,839	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)

Gains/(losses) on cash flow hedges	–	–	–	–	5	5	–	5	–

Foreign currency translation	–	–	–	–	764	764	410	1,174	–

Unrealized gains/(losses) on securities	–	–	–	–	19	19	–	19	–

Actuarial gains/(losses)	–	–	–	–	(128)	(128)	–	(128)	–

Net prior service cost	–	–	–	–	6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	666	666	410	1,076	–

Issuance of common shares	–	29	–	–	–	29	–	29	721,294

Sale of treasury shares	–	(38)	–	14,937	–	14,899	–	14,899	303,653,568

Repurchase of treasury shares	–	–	–	(16,432)	–	(16,432)	–	(16,432)	(332,521,565)

Share-based compensation, net of tax	–	(2,235)	–	2,351	–	116	–	116	45,027,284

Cash dividends paid	–	–	(2,561)	–	–	(2,561)	(93)	(2,654)	–

Change in scope of consolidation, net	–	–	–	–	–	–	57	57	–

Balance at end of period	47	22,462	23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476

Consolidated statements of comprehensive income (unaudited)
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Comprehensive income (CHF million)

Net income	1,369	1,501	1,722	(9)	(20)	2,870	3,839	(25)

Other comprehensive income/(loss), net of tax	(2,411)	(609)	642	296	–	(3,020)	1,076	–

Comprehensive income/(loss)	(1,042)	892	2,364	–	–	(150)	4,915	–

Comprehensive income/(loss) attributable to noncontrolling interests	128	209	355	(39)	(64)	337	601	(44)

Comprehensive income/(loss) attributable to shareholders	(1,170)	683	2,009	–	–	(487)	4,314	–

Consolidated statements of cash flows (unaudited)
	in		% change

	6M11	6M10	YoY

Operating activities of continuing operations (CHF million)

Net income	2,870	3,839	(25)

(Income)/loss from discontinued operations, net of tax	0	19	(100)

Income from continuing operations	2,870	3,858	(26)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	544	580	(6)

Provision for credit losses	6	(30)	–

Deferred tax provision	483	609	(21)

Share of net income from equity method investments	(21)	(59)	(64)

Trading assets and liabilities, net	(9,211)	17,056	–

(Increase)/decrease in other assets	(10,856)	(2,692)	303

Increase/(decrease) in other liabilities	15,889	15,883	0

Other, net	804	1,610	(50)

Total adjustments	(2,362)	32,957	–

Net cash provided by/(used in) operating activities of continuing operations	508	36,815	(99)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(485)	(737)	(34)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	932	(30,201)	–

Purchase of investment securities	(1,172)	(1,166)	1

Proceeds from sale of investment securities	2,096	680	208

Maturities of investment securities	1,372	1,741	(21)

Investments in subsidiaries and other investments	(870)	(460)	89

Proceeds from sale of other investments	2,516	1,054	139

(Increase)/decrease in loans	(5,636)	1,286	–

Proceeds from sales of loans	230	478	(52)

Capital expenditures for premises and equipment and other intangible assets	(718)	(764)	(6)

Proceeds from sale of premises and equipment and other intangible assets	3	3	0

Other, net	147	184	(20)

Net cash provided by/(used in) investing activities of continuing operations	(1,585)	(27,902)	(94)

Consolidated statements of cash flows (unaudited) (continued)
	in		% change

	6M11	6M10	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	15,703	7,758	102

Increase/(decrease) in short-term borrowings	413	9,005	(95)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(10,240)	3,285	–

Issuances of long-term debt	23,602	30,623	(23)

Repayments of long-term debt	(18,972)	(28,237)	(33)

Issuances of common shares	666	29	–

Sale of treasury shares	7,746	14,899	(48)

Repurchase of treasury shares	(7,672)	(16,432)	(53)

Dividends paid/capital repayments	(1,805)	(2,654)	(32)

Excess tax benefits related to share-based compensation	0	640	(100)

Other, net	671	(1,312)	–

Net cash provided by/(used in) financing activities of continuing operations	10,112	17,604	(43)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(6,454)	(752)	–

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(98)	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	2,606	25,667	(90)

Cash and due from banks at beginning of period	65,467	51,857	26

Cash and due from banks at end of period	68,073	77,524	(12)

Supplemental cash flow information (unaudited)
	in		% change

	6M11	6M10	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	675	614	10

Cash paid for interest	9,238	10,260	(10)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2010, included in the Credit Suisse Annual Report 2010. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 1Q11 consolidated statements of operations, consolidated balance sheet and consolidated statements of changes in equity and the 2Q10 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a description of accounting standards adopted in 2010, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

ASC Topic 310 – Receivables
In January 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to Accounting Standards Codification (ASC) Topic 310 – Receivables.

The amendment in ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to ASC Topic 310 – Receivables.
The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures are designed to help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses.

The disclosures as of the end of a reporting period were effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period are effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and provided the disclosures under this ASU that were effective for the first annual reporting period ending after December 15, 2010 in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2010. Disclosures about activity that occurred during the reporting period were provided in 1Q11 for the first time. For further information, refer to Note 16 – Loans, allowance for loan losses and credit quality.

ASC Topic 820 – Fair Value Measurement
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to ASC Topic 820 – Fair Value Measurement. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications were effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 26 – Financial instruments.

Standards to be adopted in future periods
ASC Topic 220 – Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting. The amendment provides the entity an option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. ASU 2011-05 is required to be applied retrospectively and is effective for interim and annual periods beginning after December 15, 2011. ASU 2011-05 is an update only for presentation and as such will not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 310 – Receivables
In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (ASU 2011-02), an update to ASC Topic 310 – Receivables. ASU 2011-02 provides guidance in evaluating whether a restructuring constitutes a troubled debt restructuring. In order to meet the requirements for a troubled debt restructuring, a creditor must separately conclude that both the restructuring constitutes a concession and the debtor is experiencing financial difficulties. The amendments clarify the guidance on a creditor’s evaluation of whether it has granted a concession and also clarify the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulties. ASU 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of ASU 2011-02 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Group is currently evaluating the impact of adoption of ASU 2011-04 on the Group’s financial condition, results of operations and cash flows.

ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 is not expected to have any impact on the Group’s financial condition, results of operations or cash flows.

Note 3 Business developments and subsequent events
Acquisitions and divestitures
On April 30, 2011, the Group completed the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) PFS hedge fund administration business, a global leader in hedge fund administration services.

Subsequent events
In July 2011, the UK enacted a levy attributable to the UK operations of large banks on certain funding. The levy came into effect as of January 1, 2011 at a rate of 7.5 basis points for short-term liabilities and 3.75 basis points for long-term equity and liabilities. The Group currently estimates an expense of CHF 125 million from this levy in 2011 to be recognized in the second half of 2011.

Note 4 Discontinued operations
On December 31, 2008, the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen Asset Management (Aberdeen). The transaction was completed with the final closing on July 1, 2009. As part of the sale of the traditional investments business, the Group purchased certain assets in the amount of CHF 114 million in 1Q10 in accordance with contractual obligations and recognized losses of CHF 19 million that were included in discontinued operations in 1Q10 and 6M10, respectively. The remaining balance of the assets purchased in 1Q10 was sold or matured in 1Q11.

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and IT. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and UHNW individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and UHNW clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investments.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have SEI in such revenues and expenses are reported as noncontrolling interests without SEI. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Group centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net revenues (CHF million)

Private Banking	2,797	2,896	2,991	(3)	(6)	5,693	5,891	(3)

Investment Banking	2,822	4,929	4,099	(43)	(31)	7,751	9,315	(17)

Asset Management	629	591	502	6	25	1,220	1,133	8

Corporate Center	78	(603)	828	–	(91)	(525)	1,042	–

Noncontrolling interests without SEI	566	343	119	65	376	909	171	432

Net revenues	6,892	8,156	8,539	(15)	(19)	15,048	17,552	(14)

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	843	855	874	(1)	(4)	1,698	1,766	(4)

Investment Banking	231	1,343	784	(83)	(71)	1,574	2,578	(39)

Asset Management	202	172	22	17	–	374	188	99

Corporate Center	(190)	(745)	126	(74)	–	(935)	208	–

Noncontrolling interests without SEI	554	341	103	62	438	895	144	–

Income from continuing operations before taxes	1,640	1,966	1,909	(17)	(14)	3,606	4,884	(26)

Total assets
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	335,098	341,581	337,496	351,009	(2)	(1)	(5)

Investment Banking	741,067	779,218	803,613	905,208	(5)	(8)	(18)

Asset Management	27,813	28,275	27,986	28,519	(2)	(1)	(2)

Corporate Center [1]	(133,347)	(138,996)	(143,945)	(156,232)	(4)	(7)	(15)

Noncontrolling interests without significant economic interest	6,292	6,390	6,855	9,444	(2)	(8)	(33)

Total assets	976,923	1,016,468	1,032,005	1,137,948	(4)	(5)	(14)

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net interest income (CHF million)

Loans	1,253	1,222	1,371	3	(9)	2,475	2,717	(9)

Investment securities	23	31	22	(26)	5	54	49	10

Trading assets	4,159	2,677	5,085	55	(18)	6,836	8,039	(15)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	870	707	656	23	33	1,577	1,208	31

Other	777	815	925	(5)	(16)	1,592	1,852	(14)

Interest and dividend income	7,082	5,452	8,059	30	(12)	12,534	13,865	(10)

Deposits	(427)	(404)	(398)	6	7	(831)	(766)	8

Short-term borrowings	(14)	(18)	(17)	(22)	(18)	(32)	(32)	0

Trading liabilities	(3,264)	(1,376)	(4,305)	137	(24)	(4,640)	(5,745)	(19)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(505)	(343)	(365)	47	38	(848)	(716)	18

Long-term debt	(1,422)	(1,470)	(1,696)	(3)	(16)	(2,892)	(3,313)	(13)

Other	(73)	(88)	(76)	(17)	(4)	(161)	(144)	12

Interest expense	(5,705)	(3,699)	(6,857)	54	(17)	(9,404)	(10,716)	(12)

Net interest income	1,377	1,753	1,202	(21)	15	3,130	3,149	(1)

Note 7 Commissions and fees
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Commissions and fees (CHF million)

Lending business	349	342	327	2	7	691	593	17

Investment and portfolio management	1,072	1,070	1,043	0	3	2,142	2,141	0

Other securities business	22	15	19	47	16	37	40	(8)

Fiduciary business	1,094	1,085	1,062	1	3	2,179	2,181	0

Underwriting	491	542	513	(9)	(4)	1,033	1,051	(2)

Brokerage	989	1,208	1,094	(18)	(10)	2,197	2,124	3

Underwriting and brokerage	1,480	1,750	1,607	(15)	(8)	3,230	3,175	2

Other services	540	494	590	9	(8)	1,034	1,044	(1)

Commissions and fees	3,463	3,671	3,586	(6)	(3)	7,134	6,993	2

Note 8 Trading revenues
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Trading revenues (CHF million)

Interest rate products	1,389	1,063	526	31	164	2,452	3,310	(26)

Foreign exchange products	(1,562)	678	1,088	–	–	(884)	1,747	–

Equity/index-related products	689	513	1,715	34	(60)	1,202	2,177	(45)

Credit products	317	(475)	462	–	(31)	(158)	(34)	365

Commodity, emission and energy products	232	74	28	214	–	306	(38)	–

Other products	51	158	(191)	(68)	–	209	(82)	–

Trading revenues	1,116	2,011	3,628	(45)	(69)	3,127	7,080	(56)

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is VaR. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Note 9 Other revenues
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	584	323	143	81	308	907	160	467

Loans held-for-sale	17	18	(1)	(6)	–	35	(72)	–

Long-lived assets held-for-sale	65	(1)	(69)	–	–	64	(92)	–

Equity method investments	52	6	55	–	(5)	58	121	(52)

Other investments	91	249	(142)	(63)	–	340	(86)	–

Other	127	126	137	1	(7)	253	299	(15)

Other revenues	936	721	123	30	–	1,657	330	402

Note 10 Provision for credit losses
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Provision for credit losses (CHF million)

Provision for loan losses	3	12	7	(75)	(57)	15	(17)	–

Provision for lending-related and other exposures	10	(19)	13	–	(23)	(9)	(13)	(31)

Provision for credit losses	13	(7)	20	–	(35)	6	(30)	–

Note 11 Compensation and benefits
	in				% change		in			% change

	2Q11		1Q11	2Q10	QoQ	YoY	6M11		6M10	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	2,719		3,503	3,011	(22)	(10)	6,222		6,469	(4)

Social security	207		322	321	(36)	(36)	529		566	(7)

Other [1]	170		204	648	(17)	(74)	374		838	(55)

Compensation and benefits	3,096	[2]	4,029	3,980	(23)	(22)	7,125	[2]	7,873	(10)

1 Includes pension and other post-retirement expense of CHF 112 million, CHF 134 million, CHF 124 million, CHF 246 million and CHF 241 million in 2Q11, 1Q11, 2Q10, 6M11 and 6M10, respectively, and the UK levy on variable compensation of CHF 447 million in 2Q10 and 6M10. 2 Includes CHF 142 million of severance and other compensation expense related to headcount reductions in Investment Banking.

Note 12 General and administrative expenses
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

General and administrative expenses (CHF million)

Occupancy expenses	269	264	308	2	(13)	533	595	(10)

IT, machinery, etc.	333	327	346	2	(4)	660	677	(3)

Provisions and losses	42	47	265	(11)	(84)	89	345	(74)

Travel and entertainment	115	104	130	11	(12)	219	242	(10)

Professional services	541	485	606	12	(11)	1,026	1,063	(3)

Amortization and impairment of other intangible assets	8	7	9	14	(11)	15	18	(17)

Other	344	398	397	(14)	(13)	742	796	(7)

General and administrative expenses	1,652	1,632	2,061	1	(20)	3,284	3,736	(12)

Note 13 Earnings per share
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	768	1,139	1,593	(33)	(52)	1,907	3,667	(48)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(19)	100

Net income attributable to shareholders	768	1,139	1,593	(33)	(52)	1,907	3,648	(48)

Preferred securities dividends	(102)	–	(67)	–	52	(102)	(67)	52

Net income attributable to shareholders for basic earnings per share	666	1,139	1,526	(42)	(56)	1,805	3,581	(50)

Available for common shares	575	1,074	1,392	(46)	(59)	1,704	3,389	(50)

Available for unvested share-based payment awards	91	65	134	40	(32)	101	192	(47)

Net income attributable to shareholders for diluted earnings per share	666	1,139	1,526	(42)	(56)	1,805	3,581	(50)

Available for common shares	575	1,074	1,392	(46)	(59)	1,704	3,390	(50)

Available for unvested share-based payment awards	91	65	134	40	(32)	101	191	(47)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,199.3	1,184.4	1,208.1	1	(1)	1,191.8	1,201.2	(1)

Dilutive share options and warrants	2.9	2.6	5.5	12	(47)	2.7	5.9	(54)

Dilutive share awards	5.6	1.2	0.4	367	–	3.4	0.7	386

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,207.8	1,188.2	1,214.0	2	(1)	1,197.9	1,207.8	(1)

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	74.6	72.1	69.8	3	7	73.4	65.4	12

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	0.48	0.91	1.15	(47)	(58)	1.43	2.84	(50)

Basic earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Basic earnings per share available for common shares	0.48	0.91	1.15	(47)	(58)	1.43	2.82	(49)

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	0.48	0.90	1.15	(47)	(58)	1.42	2.83	(50)

Diluted earnings per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Diluted earnings per share available for common shares	0.48	0.90	1.15	(47)	(58)	1.42	2.81	(49)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 36.4 million, 44.9 million, 45.1 million, 40.7 million and 45.6 million for 2Q11, 1Q11, 2Q10, 6M11 and 6M10, respectively.

Note 14 Trading assets and liabilities
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	155,058	152,989	154,555	163,572	1	0	(5)

Equity securities [1]	89,077	97,037	102,941	92,203	(8)	(13)	(3)

Derivative instruments [2]	40,313	43,614	47,744	75,786	(8)	(16)	(47)

Other	18,178	20,561	19,464	18,532	(12)	(7)	(2)

Trading assets	302,626	314,201	324,704	350,093	(4)	(7)	(14)

Trading liabilities (CHF million)

Short positions	74,137	86,693	76,094	83,786	(14)	(3)	(12)

Derivative instruments [2]	46,315	48,153	57,903	80,651	(4)	(20)	(43)

Trading liabilities	120,452	134,846	133,997	164,437	(11)	(10)	(27)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	25,333	23,349	28,500	43,030	8	(11)	(41)

Receivables not netted [1]	13,739	12,672	14,987	16,195	8	(8)	(15)

Total	39,072	36,021	43,487	59,225	8	(10)	(34)

Cash collateral payables (CHF million)

Payables netted against derivative positions	27,166	26,972	29,238	37,083	1	(7)	(27)

Payables not netted [1]	14,562	12,794	14,428	15,918	14	1	(9)

Total	41,728	39,766	43,666	53,001	5	(4)	(21)

1 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	2Q11	4Q10	% change

Investment securities (CHF million)

Debt securities held-to-maturity	146	452	(68)

Securities available-for-sale	5,404	7,945	(32)

Total investment securities	5,550	8,397	(34)

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2Q11 (CHF million)

Debt securities issued by foreign governments	146	0	0	146

Debt securities held-to-maturity	146	0	0	146

Debt securities issued by the Swiss federal, cantonal or local governmental entities	255	14	0	269

Debt securities issued by foreign governments	3,662	86	2	3,746

Corporate debt securities	848	19	1	866

Collateralized debt obligations	419	12	2	429

Debt securities available-for-sale	5,184	131	5	5,310

Banks, trust and insurance companies	68	10	0	78

Industry and all other	15	1	0	16

Equity securities available-for-sale	83	11	0	94

Securities available-for-sale	5,267	142	5	5,404

4Q10 (CHF million)

Debt securities issued by foreign governments	452	0	0	452

Debt securities held-to-maturity	452	0	0	452

Debt securities issued by the Swiss federal, cantonal or local governmental entities	267	15	0	282

Debt securities issued by foreign governments	5,975	233	2	6,206

Corporate debt securities	969	19	4	984

Collateralized debt obligations	371	13	1	383

Debt securities available-for-sale	7,582	280	7	7,855

Banks, trust and insurance companies	69	10	0	79

Industry and all other	10	1	0	11

Equity securities available-for-sale	79	11	0	90

Securities available-for-sale	7,661	291	7	7,945

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2Q11 (CHF million)

Debt securities issued by foreign governments	471	2	0	0	471	2

Corporate debt securities	29	0	30	1	59	1

Collateralized debt obligation	54	2	10	0	64	2

Debt securities available-for-sale	554	4	40	1	594	5

4Q10 (CHF million)

Debt securities issued by foreign governments	88	2	0	0	88	2

Corporate debt securities	88	1	37	3	125	4

Collateralized debt obligation	64	1	0	0	64	1

Debt securities available-for-sale	240	4	37	3	277	7

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M11		6M10

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	2,095	1	679	0

Realized gains	40	0	5	0

Realized losses	(22)	0	(11)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2Q11 (CHF million)

Due within 1 year	146	146	0.00	960	962	2.33

Due from 1 to 5 years	0	0	–	3,573	3,676	3.40

Due from 5 to 10 years	0	0	–	525	542	2.43

Due after 10 years	0	0	–	126	130	3.99

Total debt securities	146	146	0.00	5,184	5,310	3.12

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments “consumer loans” and “corporate and institutional loans”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default (PD) of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

Loans
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Loans (CHF million)

Mortgages	86,374	85,449	84,625	83,838	1	2	3

Loans collateralized by securities	25,725	26,076	24,552	24,166	(1)	5	6

Consumer finance	6,024	5,742	5,708	5,629	5	6	7

Consumer loans	118,123	117,267	114,885	113,633	1	3	4

Real estate	24,163	23,846	23,362	24,628	1	3	(2)

Commercial and industrial loans	52,733	55,075	54,673	58,814	(4)	(4)	(10)

Financial institutions	23,674	25,146	24,764	27,460	(6)	(4)	(14)

Governments and public institutions	2,285	2,182	2,207	3,960	5	4	(42)

Corporate and institutional loans	102,855	106,249	105,006	114,862	(3)	(2)	(10)

Gross loans	220,978	223,516	219,891	228,495	(1)	0	(3)

of which held at amortized cost	201,787	203,673	201,339	205,276	(1)	0	(2)

of which held at fair value	19,191	19,843	18,552	23,219	(3)	3	(17)

Net (unearned income)/deferred expenses	(32)	(32)	(32)	(37)	0	0	(14)

Allowance for loan losses	(916)	(974)	(1,017)	(1,253)	(6)	(10)	(27)

Net loans	220,030	222,510	218,842	227,205	(1)	1	(3)

Gross loans by location (CHF million)

Switzerland	142,091	139,993	138,989	138,337	1	2	3

Foreign	78,887	83,523	80,902	90,158	(6)	(2)	(13)

Gross loans	220,978	223,516	219,891	228,495	(1)	0	(3)

Impaired loan portfolio (CHF million)

Non-performing loans	880	943	961	1,099	(7)	(8)	(20)

Non-interest-earning loans	272	312	340	387	(13)	(20)	(30)

Total non-performing and non-interest-earning loans	1,152	1,255	1,301	1,486	(8)	(11)	(22)

Restructured loans	46	41	52	67	12	(12)	(31)

Potential problem loans	446	424	510	426	5	(13)	5

Total other impaired loans	492	465	562	493	6	(12)	0

Gross impaired loans	1,644	1,720	1,863	1,979	(4)	(12)	(17)

Allowance for loan losses
	2Q11			1Q11			2Q10

	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	281	693	974	279	738	1,017	1,269

Net movements recognized in statements of operations	2	1	3	12	0	12	7

Gross write-offs	(17)	(30)	(47)	(24)	(37)	(61)	(48)

Recoveries	14	1	15	6	2	8	15

Net write-offs	(3)	(29)	(32)	(18)	(35)	(53)	(33)

Provisions for interest	1	2	3	1	1	2	3

Foreign currency translation impact and other adjustments, net	(12)	(20)	(32)	7	(11)	(4)	7

Balance at end of period	269	647	916	281	693	974	1,253

	6M11			6M10

	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	279	738	1,017	1,395

Net movements recognized in statements of operations	14	1	15	(17)

Gross write-offs	(41)	(67)	(108)	(176)

Recoveries	20	3	23	33

Net write-offs	(21)	(64)	(85)	(143)

Provisions for interest	2	3	5	3

Foreign currency translation impact and other adjustments, net	(5)	(31)	(36)	15

Balance at end of period	269	647	916	1,253

Allowance for loan losses and gross loans held at amortized cost
	2Q11			1Q11			2Q10

	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at end of period	269	647	916	281	693	974	1,253

of which individually evaluated for impairment	198	470	668	211	501	712	865

of which collectively evaluated for impairment	71	177	248	70	192	262	388

Gross loans held at amortized cost (CHF million)

Balance at end of period	118,118	83,669	201,787	117,261	86,412	203,673	205,276

of which individually evaluated for impairment	538	837	1,375	581	909	1,490	1,840

of which collectively evaluated for impairment	117,580	82,832	200,412	116,680	85,503	202,183	203,436

Loans held at amortized cost – purchases, reclassifications and sales
	2Q11			1Q11			6M11

in	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total

Loans held at amortized cost (CHF million)

Purchases	–	458	458	–	1,102	1,102	–	1,560	1,560

Reclassifications to loans held-for-sale	–	268	268	–	370	370	–	638	638

of which subsequently sold	–	95	95	–	370	370	–	465	465

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, price, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Internally developed models are built from statistical data and then subject to a thorough business review before implementation. Relevant quantitative data and qualitative factors relating to the counterparty result in the assignment of a credit rating which measures the counterparty’s risk of default.

Internal ratings are reviewed annually and calibrated to external rating agencies using the historical PD associated with external ratings. Internal rating levels for PD are generally in line with the rating levels of Standard & Poor’s. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or until expiration of any interest concession made.

Reverse repurchase agreements are fully collateralized and in the event of counterparty default the repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. The Group has elected the fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.

The following tables present the Group’s recorded investment in loans held at amortized cost by internal counterparty credit ratings that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2Q11 (CHF million)

Mortgages	149	568	7,153	51,758	25,640	844	20	21	0	221	86,374

Loans collateralized by securities	1	17	304	22,868	2,466	25	0	0	0	44	25,725

Consumer finance	3	12	45	2,822	1,985	545	52	15	292	248	6,019

Consumer loans	153	597	7,502	77,448	30,091	1,414	72	36	292	513	118,118

Real estate	50	139	1,559	11,096	10,551	478	0	0	0	113	23,986

Commercial and industrial loans	268	409	1,565	20,137	16,295	2,947	120	66	148	626	42,581

Financial institutions	2,396	1,590	2,398	5,744	2,008	1,064	0	42	0	124	15,366

Governments and public institutions	112	82	324	503	150	104	455	0	0	6	1,736

Corporate and institutional loans	2,826	2,220	5,846	37,480	29,004	4,593	575	108	148	869	83,669

Gross loans held at amortized cost	2,979	2,817	13,348	114,928	59,095	6,007	647	144	440	1,382	201,787

Value of collateral [1]	2,449	1,756	12,039	103,935	49,330	3,469	93	64	8	639	173,782

4Q10 (CHF million)

Mortgages	147	1,267	10,206	48,270	23,499	949	29	3	0	255	84,625

Loans collateralized by securities	1	69	355	22,547	1,495	28	0	0	0	57	24,552

Consumer finance	1	3	114	2,340	2,065	522	51	28	266	312	5,702

Consumer loans	149	1,339	10,675	73,157	27,059	1,499	80	31	266	624	114,879

Real estate	25	278	1,955	9,758	10,496	499	0	0	0	77	23,088

Commercial and industrial loans	351	714	1,926	21,008	16,190	3,085	102	239	162	765	44,542

Financial institutions	2,183	2,742	1,635	7,143	2,047	1,305	0	0	20	106	17,181

Governments and public institutions	119	157	235	464	91	60	517	0	0	6	1,649

Corporate and institutional loans	2,678	3,891	5,751	38,373	28,824	4,949	619	239	182	954	86,460

Gross loans held at amortized cost	2,827	5,230	16,426	111,530	55,883	6,448	699	270	448	1,578	201,339

Value of collateral [1]	2,490	3,792	14,125	103,362	47,813	3,991	76	0	8	740	176,397

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

2Q11 (CHF million)

Mortgages	86,035	113	32	5	189	339	86,374

Loans collateralized by securities	25,310	339	14	2	60	415	25,725

Consumer finance	5,199	546	76	31	167	820	6,019

Consumer loans	116,544	998	122	38	416	1,574	118,118

Real estate	23,835	93	6	19	33	151	23,986

Commercial and industrial loans	41,888	297	46	10	340	693	42,581

Financial institutions	15,200	122	2	19	23	166	15,366

Governments and public institutions	1,732	4	0	0	0	4	1,736

Corporate and institutional loans	82,655	516	54	48	396	1,014	83,669

Gross loans held at amortized cost	199,199	1,514	176	86	812	2,588	201,787

4Q10 (CHF million)

Mortgages	84,305	81	16	18	205	320	84,625

Loans collateralized by securities	24,421	100	10	2	19	131	24,552

Consumer finance	5,032	393	83	28	166	670	5,702

Consumer loans	113,758	574	109	48	390	1,121	114,879

Real estate	23,004	39	0	1	44	84	23,088

Commercial and industrial loans	43,267	736	96	43	400	1,275	44,542

Financial institutions	17,028	125	4	0	24	153	17,181

Governments and public institutions	1,645	3	1	0	0	4	1,649

Corporate and institutional loans	84,944	903	101	44	468	1,516	86,460

Gross loans held at amortized cost	198,702	1,477	210	92	858	2,637	201,339

Impaired loans
The following tables present the Group’s impaired loans by category and further impaired loan details.
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2Q11 (CHF million)

Mortgages	179	22	201	1	60	61	262

Loans collateralized by securities	25	17	42	0	2	2	44

Consumer finance	220	32	252	0	22	22	274

Consumer loans	424	71	495	1	84	85	580

Real estate	92	7	99	0	15	15	114

Commercial and industrial loans	308	139	447	45	292	337	784

Financial institutions	56	49	105	0	55	55	160

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	456	201	657	45	362	407	1,064

Gross impaired loans	880	272	1,152	46	446	492	1,644

4Q10 (CHF million)

Mortgages	208	22	230	0	74	74	304

Loans collateralized by securities	40	19	59	0	1	1	60

Consumer finance	282	30	312	0	4	4	316

Consumer loans	530	71	601	0	79	79	680

Real estate	55	13	68	0	15	15	83

Commercial and industrial loans	353	207	560	52	339	391	951

Financial institutions	23	43	66	0	77	77	143

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	431	269	700	52	431	483	1,183

Gross impaired loans	961	340	1,301	52	510	562	1,863

Gross impaired loan detail
	2Q11			4Q10

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	234	221	42	270	256	50

Loans collateralized by securities	43	36	33	60	52	50

Consumer finance	261	248	123	304	290	110

Consumer loans	538	505	198	634	598	210

Real estate	59	50	24	80	67	34

Commercial and industrial loans	624	568	352	794	733	407

Financial institutions	148	146	88	137	135	92

Governments and public institutions	6	4	6	6	4	6

Corporate and institutional loans	837	768	470	1,017	939	539

Gross impaired loans with a specific allowance	1,375	1,273	668	1,651	1,537	749

Mortgages	28	28	–	34	34	–

Loans collateralized by securities	1	1	–	0	0	–

Consumer finance	13	13	–	12	12	–

Consumer loans	42	42	–	46	46	–

Real estate	55	53	–	3	3	–

Commercial and industrial loans	160	159	–	157	156	–

Financial institutions	12	12	–	6	6	–

Corporate and institutional loans	227	224	–	166	165	–

Gross impaired loans without specific allowance	269	266	–	212	211	–

Gross impaired loans	1,644	1,539	668	1,863	1,748	749

of which consumer loans	580	547	198	680	644	210

of which corporate and institutional loans	1,064	992	470	1,183	1,104	539

Gross impaired loan detail (continued)
	2Q11			1Q11			6M11

end of	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	237	0	0	263	1	0	240	1	0

Loans collateralized by securities	39	0	0	58	0	0	43	0	0

Consumer finance	264	1	0	297	0	0	285	1	0

Consumer loans	540	1	0	618	1	0	568	2	0

Real estate	59	1	1	67	0	0	60	1	1

Commercial and industrial loans	655	1	1	732	2	2	659	3	3

Financial institutions	151	0	0	187	0	0	167	0	0

Governments and public institutions	6	0	0	6	0	0	6	0	0

Corporate and institutional loans	871	2	2	992	2	2	892	4	4

Gross impaired loans with a specific allowance	1,411	3	2	1,610	3	2	1,460	6	4

Mortgages	38	0	0	43	0	0	53	0	0

Loans collateralized by securities	1	0	0	2	0	0	1	0	0

Consumer finance	13	0	0	16	0	0	16	0	0

Consumer loans	52	0	0	61	0	0	70	0	0

Real estate	57	3	3	12	0	0	61	3	3

Commercial and industrial loans	155	0	0	144	0	0	192	0	0

Financial institutions	4	0	0	58	0	0	4	0	0

Corporate and institutional loans	216	3	3	214	0	0	257	3	3

Gross impaired loans without specific allowance	268	3	3	275	0	0	327	3	3

Gross impaired loans	1,679	6	5	1,885	3	2	1,787	9	7

of which consumer loans	592	1	0	679	1	0	638	2	0

of which corporate and institutional loans	1,087	5	5	1,206	2	2	1,149	7	7

For further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans, refer to Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Note 17 Other assets and other liabilities
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	13,739	12,672	14,987	16,195	8	(8)	(15)

Cash collateral on non-derivative transactions	1,841	1,769	1,792	1,630	4	3	13

Derivative instruments used for hedging	2,178	1,811	2,733	4,048	20	(20)	(46)

Assets held-for-sale	25,362	26,597	26,886	31,132	(5)	(6)	(19)

of which loans	23,816	25,514	24,925	29,524	(7)	(4)	(19)

of which real estate	1,528	1,064	1,946	1,608	44	(21)	(5)

Assets held for separate accounts	14,712	16,001	13,815	14,192	(8)	6	4

Interest and fees receivable	5,748	5,400	5,158	6,542	6	11	(12)

Deferred tax assets	7,754	8,612	9,417	10,741	(10)	(18)	(28)

Prepaid expenses	718	782	452	856	(8)	59	(16)

Failed purchases	1,245	1,088	1,279	597	14	(3)	109

Other	3,488	3,384	3,066	3,882	3	14	(10)

Other assets	76,785	78,116	79,585	89,815	(2)	(4)	(15)

Other liabilities (CHF million)

Cash collateral on derivative instruments	14,562	12,794	14,428	15,918	14	1	(9)

Cash collateral on non-derivative transactions	52	66	20	45	(21)	160	16

Derivative instruments used for hedging	982	1,017	1,203	1,331	(3)	(18)	(26)

Provisions [1]	1,177	1,613	1,724	1,827	(27)	(32)	(36)

of which off-balance sheet risk	488	518	552	607	(6)	(12)	(20)

Liabilities held for separate accounts	14,712	16,001	13,815	14,192	(8)	6	4

Interest and fees payable	7,588	6,956	6,798	9,335	9	12	(19)

Current tax liabilities	783	856	1,137	815	(9)	(31)	(4)

Deferred tax liabilities	354	431	412	523	(18)	(14)	(32)

Failed sales	6,963	7,548	7,354	8,061	(8)	(5)	(14)

Other	14,400	14,940	15,323	15,526	(4)	(6)	(7)

Other liabilities	61,573	62,222	62,214	67,573	(1)	(1)	(9)

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
	end of				% change

	2Q11	1Q11	4Q10	2Q10	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	122,668	131,074	130,792	134,389	(6)	(6)	(9)

Subordinated	23,307	24,648	23,221	26,403	(5)	0	(12)

Non-recourse liabilities from consolidated VIEs	18,184	20,155	19,739	21,918	(10)	(8)	(17)

Long-term debt	164,159	175,877	173,752	182,710	(7)	(6)	(10)

of which reported at fair value	76,844	83,811	83,692	92,132	(8)	(8)	(17)

Note 19 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2Q11 (CHF million)

Balance at beginning of period	(50)	(11,899)	77	(3,109)	(30)	(15,011)

Increase/(decrease)	2	(1,961)	15	0	0	(1,944)

Increase/(decrease) due to equity method investments	1	0	0	0	0	1

Reclassification adjustments, included in net income	(13)	2	(13)	26	3	5

Balance at end of period	(60)	(13,858)	79	(3,083)	(27)	(16,949)

1Q11 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	2	(434)	(29)	0	0	(461)

Increase/(decrease) due to equity method investments	(5)	0	0	0	0	(5)

Reclassification adjustments, included in net income	(14)	5	(11)	27	3	10

Balance at end of period	(50)	(11,899)	77	(3,109)	(30)	(15,011)

2Q10 (CHF million)

Balance at beginning of period	(34)	(8,416)	115	(2,875)	(43)	(11,253)

Increase/(decrease)	23	543	12	(167)	0	411

Increase/(decrease) due to equity method investments	(25)	0	1	0	0	(24)

Reclassification adjustments, included in net income	0	2	1	23	3	29

Balance at end of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

6M11 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	4	(2,395)	(14)	0	0	(2,405)

Increase/(decrease) due to equity method investments	(4)	0	0	0	0	(4)

Reclassification adjustments, included in net income	(27)	7	(24)	53	6	15

Balance at end of period	(60)	(13,858)	79	(3,083)	(27)	(16,949)

6M10 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	23	762	12	(167)	0	630

Increase/(decrease) due to equity method investments	(18)	0	1	0	0	(17)

Reclassification adjustments, included in net income	0	2	6	39	6	53

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

Note 20 Tax
Effective tax rate
in	2Q11	1Q11	2Q10	6M11	6M10

Effective tax rate (%)

Effective tax rate	16.5	23.7	9.8	20.4	21.0

The 2Q11 effective tax rate was impacted by the geographical mix of results. The effective tax rate also reflected an increase in the valuation allowance against deferred tax assets, mainly in the UK, and an increase in deferred tax asset balances following a re-measurement of deferred tax assets in Switzerland.

Net deferred tax assets
end of	2Q11	1Q11	Change

Net deferred tax assets (CHF million)

Net operating losses	4,501	4,993	(492)

Temporary differences	2,900	3,188	(288)

Net deferred tax assets	7,401	8,181	(780)

Overall, net deferred tax assets decreased CHF 780 million to CHF 7,401 million as of the end of 2Q11. The reduction in net deferred tax assets primarily related to foreign exchange translation losses of CHF 637 million, and also reflected the recognition of a valuation allowance against deferred tax assets, mainly in the UK, of CHF 180 million and an increase in deferred tax asset balances of CHF 121 million following a re-measurement of deferred tax assets in Switzerland. The split of net deferred tax assets between deferred tax assets related to net operating losses and deferred tax assets on timing differences is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting.

For disclosure purposes, valuation allowances have been allocated against deferred tax assets on net operating losses first with any remainder allocated to deferred tax assets on temporary differences, which is considered the most accurate allocation method given the underlying nature of the gross deferred tax assets.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 47 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the Netherlands – 2005; the UK – 2003; and the US – 1999.

Note 21 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. For further information on cash and share-based awards and the related fair value assumptions, refer to Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The Group repurchases its own shares in the open market and issues new shares out of available conditional capital to satisfy obligations in connection with share-based compensation.
The following tables show the compensation expense for deferred compensation awards that was recognized in the consolidated statements of operations, the total shares delivered, the estimated unrecognized compensation expenses for deferred compensation awards granted in 2Q11 and prior periods outstanding as of 2Q11 and the remaining requisite service period over which the unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	2Q11	1Q11	2Q10	6M11	6M10

Deferred compensation expense (CHF million)

Share-based awards	223	200	60	423	127

Adjustable Performance Plan awards	318	370	245	688	517

Restricted Cash Awards	47	101	0	148	0

Scaled Incentive Share Units	98	117	139	215	303

Incentive Share Units	46	36	237	82	427

Cash Retention Awards	0	0	155	0	307

Performance Incentive Plans (PIP I and PIP II)	0	0	1	0	1

Partner Asset Facility [1]	20	53	(48)	73	(40)

Other cash awards	93	112	80	205	188

Total deferred compensation expense	845	989	869	1,834	1,830

Total shares delivered (million)

Total shares delivered	1.5	21.1	37.6	22.6	45.8

1 Compensation expense represents the change in underlying fair value of the indexed assets during the period.

Additional information
end of	2Q11

Estimated unrecognized compensation expense (CHF million)

Share-based awards	1,518

Adjustable Performance Plan awards	1,169

Restricted Cash Awards	258

Scaled Incentive Share Units	480

Incentive Share Units	195

Other cash awards	52

Total	3,672

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Share-based awards
Share-based awards were granted in January 2011 as part of the 2010 deferred compensation. These awards replace other plans introduced in prior years, including Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and the Performance Incentive Plan (PIP). Each share-based award granted entitles the holder of the award to receive one Group share. One quarter of the share awards vest on each of the four anniversaries of the date of grant. The value that is delivered is equal to the Group share price at the time of delivery, as the share-based awards do not contain any leverage component or multiplier effect as contained in earlier awards.

The Group’s share-based awards also include other awards, such as blocked shares and longevity premium awards, which were primarily used in previous years, and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share, subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

As part of the deferred compensation for 2010, the Group awarded a small population of employees in a number of EU countries 50% of the amount they otherwise would have received in unrestricted cash in the form of blocked shares in order to comply with differing European regulatory requirements. The blocked shares vested immediately upon grant, have no future service requirements and were attributed to services performed in 2010. The shares remain blocked for a period of time, which varies from six months to three years, dependent on location, after which they are subject to no restrictions.

Share-based award activities
	2Q11		1Q11		2Q10		6M11		6M10

	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF

Share-based award activities

Balance at beginning of period	50.5	43.28	17.3	43.86	14.0	46.69	17.3	43.86	15.5	45.67

Granted	1.1	38.53	36.6	42.44	1.6	48.81	37.7	42.33	2.9	49.41

Settled	(1.9)	44.80	(3.3)	41.22	(0.5)	63.83	(5.2)	42.53	(3.2)	47.56

Forfeited	(0.4)	43.38	(0.1)	46.24	(0.1)	55.41	(0.5)	43.99	(0.2)	60.92

Balance at end of period	49.3	43.11	50.5	43.28	15.0	46.24	49.3	43.11	15.0	46.24

of which vested	0.9	–	1.3	–	1.1	–	0.9	–	1.1	–

of which unvested	48.4	–	49.2	–	13.9	–	48.4	–	13.9	–

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred, cash-based plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan). The Group continued to grant Adjustable Performance Plan awards as part of deferred compensation for 2010 (2010 Adjustable Performance Plan) and amended and simplified certain features in the 2010 Adjustable Performance Plan.

The 2009 Adjustable Performance Plan awards are subject to a three-year, pro rata vesting schedule. The final value of the Adjustable Performance Plan awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date depending on the financial performance of the specific business areas and the Group return on equity and the value paid out each year for vested awards will reflect these adjustments.

The 2010 Adjustable Performance Plan awards are similar to the 2009 Adjustable Performance Plan awards, except the pro rata vesting will occur over a four-year period and the outstanding 2010 Adjustable Performance Plan awards will be subject to annual adjustments, increasing or decreasing the outstanding balances by a percentage equal to the Group return on equity, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss unless a negative Group return on equity applies for that year and is greater than the divisional adjustment.

Restricted Cash Award
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received the cash component of variable compensation in 2010 in the form of a restricted cash award with ratable vesting over a two-year period and other restrictive covenants and provisions. These cash awards were paid in 1Q11 and must be repaid by the employee, either in part or in full, if a claw-back event such as voluntary termination of employment or termination for cause occurs during the vesting period.

Scaled Incentive Share Unit
The SISU plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of 2009 deferred compensation. SISUs are similar to ISUs (refer to Incentive Share Unit below) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares based on Group return on equity.

Scaled Incentive Share Unit activities
	2Q11	1Q11	2Q10	6M11	6M10

Number of awards (million)

Balance at beginning of period	15.2	20.4	21.0	20.4	–

Granted	0.0	0.0	0.0	0.0	21.1

Settled	0.0	(5.1)	0.0	(5.1)	0.0

Forfeited	(0.2)	(0.1)	0.0	(0.3)	(0.1)

Balance at end of period	15.0	15.2	21.0	15.0	21.0

of which vested	0.5	0.4	0.0	0.5	0.0

of which unvested	14.5	14.8	21.0	14.5	21.0

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price compared to predefined targets set at grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The ISU leverage units granted in 2007 were settled in 6M11 and did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
	2Q11	1Q11	2Q10	6M11	6M10

Number of awards (million)

Balance at beginning of period	14.5	37.7	39.3	37.7	41.5

Granted [1]	0.0	0.0	0.0	0.0	6.0

Settled	(0.5)	(22.8)	0.0	(23.3)	(8.1)

Forfeited	(0.2)	(0.4)	(0.4)	(0.6)	(0.5)

Balance at end of period	13.8	14.5	38.9	13.8	38.9

of which vested	1.0	1.5	3.2	1.0	3.2

of which unvested	12.8	13.0	35.7	12.8	35.7

1 Includes ISUs granted in January and through out the year.

Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of PAF awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

PAF awards, which have a contractual term of eight years, are fully vested. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 525 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2011. As of the end of 2Q11, CHF 276 million of contributions have been made.

Components of total pension costs
	in			% change		in		% change

	2Q11	1Q11	2Q10	QoQ	YoY	6M11	6M10	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	89	88	76	1	17	177	152	16

Interest costs on benefit obligation	136	138	149	(1)	(9)	274	297	(8)

Expected return on plan assets	(206)	(209)	(201)	(1)	2	(415)	(401)	3

Amortization of recognized prior service cost	3	4	4	(25)	(25)	7	8	(13)

Amortization of recognized actuarial losses	36	37	30	(3)	20	73	57	28

Net periodic pension costs	58	58	58	0	0	116	113	3

Settlement (gains)/losses	0	0	0	–	–	0	(2)	100

Curtailment (gains)/losses	0	1	0	(100)	–	1	0	–

Special termination benefits	0	0	0	–	–	0	0	–

Total pension costs	58	59	58	(2)	0	117	111	5

Note 23 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

For further discussion of the fair value of derivatives, refer to Note 26 – Financial instruments.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2Q11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,873.2	4.0	3.3	0.0	0.0	0.0

Swaps	28,445.4	363.1	358.1	64.8	2.2	1.2

Options bought and sold (OTC)	2,711.9	39.4	40.4	0.0	0.0	0.0

Futures	2,656.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,010.6	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,697.4	406.9	402.1	64.8	2.2	1.2

Forwards	2,129.4	34.3	35.5	20.7	0.1	0.1

Swaps	1,093.6	34.2	44.8	0.0	0.0	0.0

Options bought and sold (OTC)	831.6	11.3	11.8	0.0	0.0	0.0

Futures	11.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	16.0	0.1	0.2	0.0	0.0	0.0

Foreign exchange products	4,081.8	79.9	92.3	20.7	0.1	0.1

Forwards	15.4	1.2	1.2	0.0	0.0	0.0

Options bought and sold (OTC)	26.5	0.5	0.4	0.0	0.0	0.0

Futures	0.2	0.0	0.0	0.0	0.0	0.0

Precious metals products	42.1	1.7	1.6	0.0	0.0	0.0

Forwards	5.2	0.9	0.0	0.0	0.0	0.0

Swaps	230.1	5.1	6.4	0.0	0.0	0.0

Options bought and sold (OTC)	277.7	12.6	14.5	0.0	0.0	0.0

Futures	69.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	457.3	16.5	17.7	0.0	0.0	0.0

Equity/index-related products	1,039.6	35.1	38.6	0.0	0.0	0.0

Credit derivatives [2]	1,972.0	44.3	41.9	0.0	0.0	0.0

Forwards	24.1	1.1	1.1	0.0	0.0	0.0

Swaps	66.7	7.7	7.2	0.0	0.0	0.0

Options bought and sold (OTC)	39.7	2.5	2.0	0.0	0.0	0.0

Futures	184.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	98.8	4.0	4.1	0.0	0.0	0.0

Other products [3]	413.3	15.3	14.4	0.0	0.0	0.0

Total derivative instruments	50,246.2	583.2	590.9	85.5	2.3	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 50,331.7 billion as of June 30, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 4Q10	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,103.8	429.2	422.3	70.0	2.5	1.7

Options bought and sold (OTC)	2,420.3	44.9	46.1	0.0	0.0	0.0

Futures	2,769.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,732.8	480.9	474.6	70.0	2.5	1.7

Forwards	2,062.4	35.2	37.9	19.4	0.4	0.1

Swaps	1,059.0	35.0	45.8	0.0	0.0	0.0

Options bought and sold (OTC)	796.9	14.4	15.1	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,937.4	84.7	98.9	19.4	0.4	0.1

Forwards	15.9	1.7	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	25.4	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.8	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.7	4.2	7.5	0.0	0.0	0.0

Options bought and sold (OTC)	268.2	15.0	16.2	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	389.5	17.0	18.0	0.0	0.0	0.0

Equity/index-related products	955.5	37.3	41.8	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,188.4	678.9	689.4	89.4	2.9	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 46,277.8 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2Q11		4Q10

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	585.5	592.2	681.8	691.2

Counterparty netting [1]	(517.7)	(517.7)	(602.9)	(602.9)

Cash collateral netting [1]	(25.3)	(27.2)	(28.5)	(29.2)

Replacement values (trading and hedging) after netting agreements	42.5	47.3	50.4	59.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	40.3	46.3	47.7	57.9

of which recorded in other assets (PRV) and other liabilities (NRV)	2.2	1.0	2.7	1.2

1 Netting is based on legally enforceable netting agreements.

Fair value hedges
in	2Q11	1Q11	2Q10	6M11	6M10

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	248	(261)	587	(13)	904

Foreign exchange products	9	(11)	13	(2)	31

Total	257	(272)	600	(15)	935

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(273)	259	(595)	(14)	(918)

Foreign exchange products	(9)	11	(14)	2	(32)

Total	(282)	270	(609)	(12)	(950)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(25)	(2)	(9)	(27)	(15)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2Q11	1Q11	2Q10	6M11	6M10

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	3	(3)	0	0	7

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	14	17	0	31	0

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 9 million.
Net investment hedges
in	2Q11	1Q11	2Q10	6M11	6M10

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	0	4	0	8

Foreign exchange products	955	45	513	1,000	492

Total	955	45	517	1,000	500

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	1	(3)	0	(2)	3

Total	1	(3)	0	(2)	3

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. For gains and losses on trading activities by product type, refer to Note 8 – Trading revenues.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2Q11 (CHF billion)

Current net exposure	11.7	1.9	0.6	14.2

Collateral posted	11.6	1.9	–	13.5

Additional collateral required in a one-notch downgrade event	0.1	1.6	0.2	1.9

Additional collateral required in a two-notch downgrade event	0.3	2.9	0.5	3.7

4Q10 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	–	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, ABS and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit-risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of credit protection sold.

The Group also considers estimated recoveries that they would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

The Group purchases its protection from banks and broker dealers, other financial institutions and other counterparties.
Fair value of credit protection sold
The fair values of the credit protection sold also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 2Q11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(434,006)	414,518		(19,488)	46,451	2,314

Non-investment grade	(181,148)	158,947		(22,201)	13,928	(3,309)

Total single-name instruments	(615,154)	573,465		(41,689)	60,379	(995)

of which sovereigns	(113,653)	112,392		(1,261)	9,283	(2,163)

of which non-sovereigns	(501,501)	461,073		(40,428)	51,096	1,168

Multi-name instruments (CHF million)

Investment grade [2]	(272,100)	248,715		(23,385)	21,159	(3,942)

Non-investment grade	(65,009)	61,995		(3,014)	16,342	(1,270)

Total multi-name instruments	(337,109)	310,710		(26,399)	37,501	(5,212)

of which sovereigns	(21,952)	20,941		(1,011)	696	(854)

of which non-sovereigns	(315,157)	289,769		(25,388)	36,805	(4,358)

end of 4Q10

Single-name instruments (CHF million)

Investment grade [2]	(467,460)	450,139	(17,321)	49,008	975

Non-investment grade	(195,340)	169,173	(26,167)	17,161	(2,208)

Total single-name instruments	(662,800)	619,312	(43,488)	66,169	(1,233)

of which sovereigns	(115,191)	113,546	(1,645)	10,305	(2,390)

of which non-sovereigns	(547,609)	505,766	(41,843)	55,864	1,157

Multi-name instruments (CHF million)

Investment grade [2]	(238,372)	215,052	(23,320)	14,480	(4,765)

Non-investment grade	(60,283)	55,884	(4,399)	16,112	(1,088)

Total multi-name instruments	(298,655)	270,936	(27,719)	30,592	(5,853)

of which sovereigns	(15,425)	14,589	(836)	643	(636)

of which non-sovereigns	(283,230)	256,347	(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2Q11 (CHF million)

Single-name instruments	96,525	423,201	95,428	615,154

Multi-name instruments	25,647	265,068	46,394	337,109

Total	122,172	688,269	141,822	952,263

4Q10 (CHF million)

Single-name instruments	90,718	468,223	103,859	662,800

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,230	148,250	961,455

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2Q11 (CHF million)

Credit guarantees and similar instruments	1,791	3,702	5,493	5,101		452	2,381

Performance guarantees and similar instruments	6,117	4,845	10,962	9,731		67	4,293

Securities lending indemnifications	17,044	0	17,044	17,044		0	17,044

Derivatives [2]	27,524	24,745	52,269	52,269		2,151	–	[3]

Other guarantees	3,871	987	4,858	4,810		6	2,157

Total guarantees	56,347	34,279	90,626	88,955		2,676	25,875

4Q10 (CHF million)

Credit guarantees and similar instruments	3,413	3,995	7,408	6,922		512	4,357

Performance guarantees and similar instruments	8,076	4,030	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	18,254	18,254		0	18,254

Derivatives [2]	35,804	29,839	65,643	65,643		2,246	–	[3]

Other guarantees	4,349	1,109	5,458	5,387		8	2,622

Total guarantees	69,896	38,973	108,869	107,046		2,866	29,550

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee scheme for the period July 1, 2010 to June 30, 2011 was CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2011 to June 30, 2012, the Group’s share in the deposit insurance guarantee scheme will be stable at CHF 0.7 billion.

Representations and warranties on mortgages
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2011 by counterparty and the outstanding repurchase claims and related provisions as of the end of 2Q11 and 4Q10.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to June 30, 2011 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	21.8

Non-agency securitizations	128.5	[2]

Total	158.5

1 Primarily banks. 2 The outstanding balance of residential mortgage loans as of the end of 2Q11 was USD 33.4 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 2Q11 is attributable to borrower payments of USD 80.8 billion and losses of USD 14.3 billion due to loan defaults.

Residential mortgage loans sold – repurchase claims and provisions
end of	2Q11		4Q10

Outstanding repurchase claims (USD million)

Government-sponsored enterprises	60		39

Private investors [1]	487		434

Non-agency securitizations	1,084	[2]	–

Total	1,631		473

Provisions related to repurchase claims (USD million)

Total provisions [3]	48		29

1 Primarily banks. 2 At the end of 2Q11 we received repurchase claims of USD 1,084 million related to certain insured non-agency securitizations, and the Group is in the process of evaluating those claims. 3 Substantially all related to government-sponsored enterprises.

Representations and warranties in non-agency securitizations are more limited in scope than those relating to GSE securitizations, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties in non-agency securitizations. The Group is involved in litigation relating to its non-agency securitization activities.

The following table presents the repurchase losses incurred.
Losses from repurchase of residential mortgage loans sold
in	2Q11	1Q11	2Q10	6M11	6M10

Losses from repurchase of residential mortgage loans (USD million)

Net losses [1]	0	3	5	3	11

1 Primarily related to government-sponsored enterprises.

Repurchase claims may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

2Q11 (CHF million)

Irrevocable commitments under documentary credits	4,802	46	4,848		4,561		2,091

Loan commitments	157,428	53,395	210,823	[2]	206,522		136,805

Forward reverse repurchase agreements	45,976	0	45,976		45,976		45,976

Other commitments	1,954	1,993	3,947		3,947		68

Total other commitments	210,160	55,434	265,594		261,006		184,940

4Q10 (CHF million)

Irrevocable commitments under documentary credits	4,500	51	4,551		4,162		1,883

Loan commitments	153,759	55,794	209,553	[2]	202,999		142,425

Forward reverse repurchase agreements	51,968	0	51,968		51,968		51,968

Other commitments	1,375	2,485	3,860		3,860		55

Total other commitments	211,602	58,330	269,932		262,989		196,331

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 135,985 million and CHF 136,533 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 2Q11 and 4Q10, respectively.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls and puts on shares and other equity instruments.

The Group has redeemable noncontrolling interests in its consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary's performance. The put is exercisable December 31, 2011 and, if exercised, would give the Group full control and ownership in the first quarter of 2012. The Group currently estimates the redemption value of the put to be BRL 1,270 million (CHF 685 million). The Group has elected to accrete the value of the payment over 2011, and the accrued portion is included in the balance of the redeemable noncontrolling interest. In addition, Credit Suisse has a call option to acquire the noncontrolling interests.

Note 25 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a material impact on the Group’s financial condition, result of operations or cash flow.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M11 and 6M10 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 6M11 and 6M10, regardless of when the securitization occurred.

Securitizations
in	6M11	6M10

Gains and cash flows (CHF million)

CMBS
Net gain [1]	0	13

Proceeds from transfer of assets	0	523

Cash received on interests that continue to be held	34	83

RMBS
Net gain [1]	36	109

Proceeds from transfer of assets	19,542	19,373

Servicing fees	2	3

Cash received on interests that continue to be held	220	225

ABS [2]
Cash received on interests that continue to be held	3	4

CDO
Net gain/(loss) [1]	17	(6)

Proceeds from transfer of assets	482	2,284

Purchases of previously transferred financial assets or its underlying collateral [3]	(157)	(1,258)

Cash received on interests that continue to be held	7	112

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans. 3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M11 and 6M10 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 6M11 and 6M10, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	6M11	6M10

Gains and cash flows (CHF million)

Net gain/(loss) [1]	(6)	17

Proceeds from transfer of assets [2]	109	260

Purchases of previously transferred financial assets or its underlying collateral	(28)	(527)

Servicing fees	1	0

Cash received on interests that continue to be held	368	712

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q11 and 4Q10, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q11		4Q10

CHF million

CMBS
Principal amount outstanding	37,789	[1]	45,129	[1]

Total assets of SPE	55,789		65,667

RMBS
Principal amount outstanding	85,297	[1]	79,077	[1]

Total assets of SPE	89,415		85,556

ABS
Principal amount outstanding	3,479		4,171

Total assets of SPE	3,479		4,171

CDO
Principal amount outstanding	24,868		29,275	[1]

Total assets of SPE	24,868		29,279

Other asset-backed financing activities
Principal amount outstanding	8,858		10,770

Total assets of SPE	8,858		10,770

1 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 26 – Financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer	RMBS

CHF million, except where indicated

Fair value of beneficial interests	2,538

of which level 2	2,432

of which level 3	106

Weighted-average life, in years	5.8

Prepayment speed assumption (rate per annum), in % [1]	9.0-23.5

Cash flow discount rate (rate per annum), in % [2]	0.5-71.2

Expected credit losses (rate per annum), in %	0.0-71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q11 and 4Q10.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2Q11	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	309		3,575	19	263		1,854

of which non-investment grade	173		1,129	19	28		1,822

Weighted-average life, in years	4.0		5.9	8.6	1.5		2.1

Prepayment speed assumption (rate per annum), in % [3]	–		0.3-31.3	0.8-3.6	–		–

Impact on fair value from 10% adverse change	–		(44.0)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(87.6)	(0.1)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.0-44.0		1.4-52.0	8.0-26.0	2.0-49.0		0.7-10.0

Impact on fair value from 10% adverse change	(5.7)		(91.4)	(0.5)	(1.7)		(3.2)

Impact on fair value from 20% adverse change	(10.9)		(169.6)	(0.8)	(3.4)		(6.3)

Expected credit losses (rate per annum), in %	1.0-44.0		0.0-49.0	5.0-23.0	0.7-49.0		8.0-12.6

Impact on fair value from 10% adverse change	(4.4)		(64.2)	(0.4)	(1.0)		(3.3)

Impact on fair value from 20% adverse change	(8.5)		(117.4)	(0.7)	(2.1)		(6.6)

end of 4Q10	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.2-35.8	0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q11 and 4Q10. For information on assets pledged or assigned, refer to Note 27 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q11	4Q10

CHF million

CMBS
Other assets	625	602

Liability to SPE, included in Other liabilities	(625)	(602)

RMBS
Other assets	0	58

Liability to SPE, included in Other liabilities	0	(58)

ABS
Trading assets	79	19

Other assets	1,534	1,341

Liability to SPE, included in Other liabilities	(1,613)	(1,360)

CDO
Trading assets	47	203

Other assets	194	171

Liability to SPE, included in Other liabilities	(241)	(374)

Other asset-backed financing activities
Trading assets	1,418	1,381

Other assets	26	29

Liability to SPE, included in Other liabilities	(1,444)	(1,410)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 26 – Financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

The Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The overall average maturity of the conduit’s outstanding CP was approximately 21 days and 20 days as of 2Q11 and 1Q11, respectively. As of 2Q11 and 1Q11, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 2Q11 and 1Q11, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.1 years as of 2Q11 and 1Q11.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

The Group repositioned certain of its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain consolidated entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q11 and 4Q10.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 2Q11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,171	37	57	79	123	24	1,491

Trading assets	1,857	979	23	3,070	474	1,076	7,479

Investment securities	0	45	0	0	0	0	45

Other investments	0	0	0	7	1,589	447	2,043

Net loans	0	2,939	0	0	51	1,046	4,036

Premises and equipment	0	0	0	0	38	53	91

Loans held-for-sale	6,832	0	6,794	0	5	0	13,631

Other assets	42	1,154	1	25	1,813	98	3,133

Total assets of consolidated VIEs	9,902	5,154	6,875	3,181	4,093	2,744	31,949

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	433	433

Trading liabilities	27	0	0	131	0	7	165

Short-term borrowings	0	4,121	0	5	0	0	4,126

Long-term debt	9,082	25	7,857	479	216	525	18,184

Other liabilities	58	0	61	2	225	474	820

Total liabilities of consolidated VIEs	9,167	4,146	7,918	617	441	1,439	23,728

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 4Q10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	39	33	72

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,278	420	4,100

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,892	3,508	35,942

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	322	327	840

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	543	627	25,154

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

Non-consolidated VIEs
		Financial intermediation

end of 2Q11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	100	4,518	2,038	895	2,208	9,759

Net loans	0	142	1,619	4,815	2,919	9,495

Other assets	0	0	40	0	55	95

Total variable interest assets	100	4,660	3,697	5,710	5,182	19,349

Maximum exposure to loss (CHF million)

Maximum exposure to loss	492	7,834	3,833	6,293	5,561	24,013

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	11,358	99,872	61,779	22,630	16,609	212,248

		Financial intermediation

end of 4Q10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	2,426	645	2,905	9,953

Net loans	332	145	1,634	6,520	2,031	10,662

Other assets	0	0	80	0	32	112

Total variable interest assets	462	3,992	4,140	7,165	4,968	20,727

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	4,270	7,936	5,370	25,896

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	66,068	31,006	15,778	238,367

Note 26 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Group regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Group is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

Based on the Group’s regular review of observable parameters used in its pricing models, in 2Q11 the Group adopted a change in estimate relating to the use of OIS interest rate yield curves, instead of other reference rates such as LIBOR, in determining the fair value of certain collateralized derivatives, resulting in a loss of CHF 115 million in Investment Banking fixed income sales and trading revenue.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Likewise, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	336	0	0		336

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	116,274	1,066	0		117,340

Debt	311	3,717	0	0		4,028

of which corporates	0	3,628	0	0		3,628

Equity	27,944	85	0	0		28,029

Securities received as collateral	28,255	3,802	0	0		32,057

Debt	80,644	65,032	9,382	0		155,058

of which foreign governments	61,777	10,320	312	0		72,409

of which corporates	544	36,607	3,836	0		40,987

of which RMBS	17,847	8,869	2,597	0		29,313

of which CMBS	0	3,245	1,440	0		4,685

of which CDO	0	5,933	699	0		6,632

Equity	77,370	11,093	614	0		89,077

Derivatives	9,071	566,241	8,028	(543,027)		40,313

of which interest rate products	1,417	403,999	1,514	–		–

of which foreign exchange products	1	78,851	1,084	–		–

of which equity/index-related products	6,096	26,728	2,293	–		–

of which credit derivatives	0	41,945	2,390	–		–

Other	7,185	8,971	2,022	0		18,178

Trading assets	174,270	651,337	20,046	(543,027)		302,626

Debt	3,934	1,268	108	0		5,310

of which foreign governments	3,666	63	17	0		3,746

of which corporates	0	820	46	0		866

of which CDO	0	384	45	0		429

Equity	10	84	0	0		94

Investment securities	3,944	1,352	108	0		5,404

Private equity	0	0	4,282	0		4,282

of which equity funds	0	0	3,237	0		3,237

Hedge funds	0	294	222	0		516

of which debt funds	0	143	144	0		287

Other equity investments	709	67	3,894	0		4,670

of which private	0	18	3,887	0		3,905

Life finance instruments	0	0	1,679	0		1,679

Other investments	709	361	10,077	0		11,147

Loans	0	13,388	5,803	0		19,191

of which commercial and industrial loans	0	6,805	3,349	0		10,154

of which financial institutions	0	5,860	2,447	0		8,307

Other intangible assets (mortgage servicing rights)	0	0	50	0		50

Other assets	5,978	24,299	7,747	(137)		37,887

of which loans held-for-sale	0	15,155	7,275	0		22,430

Total assets at fair value	213,156	811,149	44,897	(543,164)		526,038

Less other investments - equity at fair value attributable to noncontrolling interests	(611)	(118)	(5,047)	0		(5,776)

Less assets consolidated under ASU 2009-17 [2]	0	(11,675)	(5,214)	0		(16,889)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under Basel II	212,545	799,356	34,636	(543,164)		503,373

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,477	0	0		3,477

Customer deposits	0	3,675	0	0		3,675

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	109,282	0	0		109,282

Debt	311	3,717	0	0		4,028

of which corporates	0	3,628	0	0		3,628

Equity	27,944	85	0	0		28,029

Obligations to return securities received as collateral	28,255	3,802	0	0		32,057

Debt	38,600	12,505	16	0		51,121

of which foreign governments	38,066	1,102	1	0		39,169

of which corporates	0	10,421	15	0		10,436

Equity	22,197	748	8	0		22,953

Derivatives	8,449	574,117	8,468	(544,656)		46,378

of which interest rate products	1,224	399,882	991	–		–

of which foreign exchange products	1	89,321	2,965	–		–

of which equity/index-related products	5,611	30,255	2,756	–		–

of which credit derivatives	0	40,600	1,250	–		–

Trading liabilities	69,246	587,370	8,492	(544,656)		120,452

Short-term borrowings	0	3,823	223	0		4,046

Long-term debt	427	63,785	12,632	0		76,844

of which treasury debt over two years	0	16,860	0	0		16,860

of which structured notes over two years	0	20,496	7,994	0		28,490

of which non-recourse liabilities	427	13,023	4,204	0		17,654

Other liabilities	0	26,313	3,705	(341)		29,677

of which failed sales	0	3,723	2,085	0		5,808

Total liabilities at fair value	97,928	801,527	25,052	(544,997)		379,510

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Securities received as collateral	36,319	5,828	0	0		42,147

Debt	84,937	58,605	11,013	0		154,555

of which foreign governments	67,775	8,100	373	0		76,248

of which corporates	196	34,722	3,803	0		38,721

of which RMBS	16,233	6,937	3,264	0		26,434

of which CMBS	0	2,226	1,861	0		4,087

of which CDO	0	5,764	1,135	0		6,899

Equity	91,376	10,943	622	0		102,941

Derivatives	7,004	663,116	8,719	(631,095)		47,744

of which interest rate products	3,217	475,596	2,072	–		–

of which foreign exchange products	1	83,857	843	–		–

of which equity/index-related products	3,002	31,967	2,300	–		–

of which credit derivatives	0	46,824	2,725	–		–

Other	7,229	10,217	2,018	0		19,464

Trading assets	190,546	742,881	22,372	(631,095)		324,704

Debt	6,186	1,590	79	0		7,855

of which foreign governments	5,904	284	18	0		6,206

of which corporates	0	984	0	0		984

of which CDO	0	321	62	0		383

Equity	4	86	0	0		90

Investment securities	6,190	1,676	79	0		7,945

Private equity	0	0	4,609	0		4,609

of which equity funds	0	0	3,516	0		3,516

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	631	807	4,723	0		6,161

of which private	8	614	4,719	0		5,341

Life finance instruments	0	0	1,844	0		1,844

Other investments	631	1,382	11,435	0		13,448

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,526	9,253	(195)		39,470

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	239,572	924,296	50,660	(631,290)		583,238

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(4,518)	0		(5,910)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under Basel II	239,050	911,771	38,987	(631,290)		558,518

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,444	0	0		3,444

Customer deposits	0	3,537	0	0		3,537

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Obligations to return securities received as collateral	36,319	5,828	0	0		42,147

Debt	44,635	11,356	65	0		56,056

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,432	65	0		9,503

Equity	19,580	404	28	0		20,012

Derivatives	6,817	673,437	9,107	(631,432)		57,929

of which interest rate products	2,980	470,284	1,341	–		–

of which foreign exchange products	16	95,916	2,941	–		–

of which equity/index-related products	2,971	35,897	2,940	–		–

of which credit derivatives	0	45,343	1,256	–		–

Trading liabilities	71,032	685,197	9,200	(631,432)		133,997

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	66,493	16,797	0		83,692

of which treasury debt over two years	0	19,500	0	0		19,500

of which structured notes over two years	0	20,162	9,488	0		29,650

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	26,047	3,734	(596)		29,185

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	916,921	30,361	(632,028)		423,007

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Transfers between level 1 and level 2 during 6M11 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

6M11	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(9)	0	0	56	(46)	0		(9)	0		0	(123)	1,066

Debt	11,013	1,450	(1,512)	5,291	(6,237)	0	0	98		442	0		1	(1,164)	9,382

of which corporates	3,803	378	(205)	2,180	(1,853)	0	0	46		33	0		1	(547)	3,836

of which RMBS	3,264	792	(769)	2,187	(2,830)	0	0	35		215	0		0	(297)	2,597

of which CMBS	1,861	68	(159)	324	(601)	0	0	4		64	0		0	(121)	1,440

of which CDO	1,135	175	(343)	305	(616)	0	0	12		134	0		0	(103)	699

Equity	622	204	(355)	523	(425)	0	0	40		32	0		38	(65)	614

Derivatives	8,719	1,288	(1,040)	0	0	319	(805)	(51)		475	0		0	(877)	8,028

of which interest rate products	2,072	60	(122)	0	0	112	(241)	(9)		(171)	0		0	(187)	1,514

of which equity/index-related products	2,300	109	(153)	0	0	110	(13)	24		171	0		0	(255)	2,293

of which credit derivatives	2,725	845	(717)	0	0	21	(382)	(65)		222	0		0	(259)	2,390

Other	2,018	106	(199)	1,573	(1,239)	0	(36)	8		19	0		0	(228)	2,022

Trading assets	22,372	3,048	(3,106)	7,387	(7,901)	319	(841)	95		968	0		39	(2,334)	20,046

Investment securities	79	2	0	50	(11)	0	(4)	0		0	0		0	(8)	108

Equity	9,591	23	(66)	640	(1,876)	0	0	0		35	0		927	(876)	8,398

Life finance instruments	1,844	0	0	59	(90)	0	0	0		56	0		0	(190)	1,679

Other investments	11,435	23	(66)	699	(1,966)	0	0	0		91	0		927	(1,066)	10,077

Loans	6,258	915	(935)	1,050	(454)	1,163	(1,748)	21		190	0		0	(657)	5,803

of which commercial and industrial loans	3,558	912	(564)	170	(269)	975	(1,192)	5		96	0		0	(342)	3,349

of which financial institutions	2,195	3	(127)	876	(80)	189	(370)	(1)		42	0		0	(280)	2,447

Other intangible assets	66	0	0	0	0	0	0	0		0	0		(10)	(6)	50

Other assets	9,253	2,965	(4,591)	3,185	(2,874)	1,186	(839)	89		374	0		(1)	(1,000)	7,747

of which loans held-for-sale	8,932	2,963	(4,588)	2,991	(2,861)	1,185	(833)	89		349	0		0	(952)	7,275

Total assets at fair value	50,660	6,953	(8,707)	12,371	(13,206)	2,724	(3,478)	205		1,614	0		955	(5,194)	44,897

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(263)	0	0	0	(204)	(4)		0	0		0	(36)	0

Trading liabilities	9,200	836	(844)	134	(192)	453	(1,070)	(29)		950	0		0	(946)	8,492

of which interest rate derivatives	1,341	26	(10)	0	0	11	(102)	(11)		(146)	0		0	(118)	991

of which foreign exchange derivatives	2,941	59	(33)	0	0	3	(324)	(1)		640	0		0	(320)	2,965

of which equity/index-related derivatives	2,940	94	(232)	0	0	185	(190)	26		252	0		0	(319)	2,756

of which credit derivatives	1,256	623	(507)	0	0	123	(276)	(43)		203	0		0	(129)	1,250

Short-term borrowings	123	43	(18)	0	0	226	(137)	1		5	0		0	(20)	223

Long-term debt	16,797	3,535	(5,630)	0	0	4,005	(4,963)	54		546	0		0	(1,712)	12,632

of which structured notes over two years	9,488	804	(1,121)	0	0	1,759	(2,282)	(9)		337	0		0	(982)	7,994

of which non-recourse liabilities	6,825	2,577	(4,398)	0	0	2,043	(2,441)	57		224	0		0	(683)	4,204

Other liabilities	3,734	507	(155)	157	(225)	1	(211)	(30)		163	0		129	(365)	3,705

of which failed sales	1,849	499	(131)	124	(207)	0	(9)	(5)		159	0		0	(194)	2,085

Total liabilities at fair value	30,361	4,921	(6,910)	291	(417)	4,685	(6,585)	(8)		1,664	0		129	(3,079)	25,052

Net assets/liabilities at fair value	20,299	2,032	(1,797)	12,080	(12,789)	(1,961)	3,107	213		(50)	0		826	(2,115)	19,845

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

						Trading revenues			Other revenues

6M10	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	0		0		(1)	0		0	70	1,583

Debt	11,980	1,463	(1,540)	(2,605)		88		618	0		(1)	593	10,596

of which corporates	4,816	481	(359)	(1,183)		52		(98)	0		(1)	268	3,976

of which RMBS	3,626	548	(731)	(1,229)		22		407	0		0	166	2,809

of which CMBS	2,461	117	(135)	(669)		12		(37)	0		0	122	1,871

of which CDO	559	307	(304)	237		2		398	0		0	12	1,211

Equity	488	34	(90)	115		1		18	0		0	19	585

Derivatives	11,192	874	(1,151)	(1,002)		41		182	0		0	511	10,647

of which interest rate products	1,529	173	(150)	296		52		169	0		0	67	2,136

of which equity/index-related products	3,298	152	(282)	(724)		63		565	0		0	151	3,223

of which credit derivatives	4,339	489	(582)	(377)		(70)		(876)	0		0	200	3,123

Other	2,310	370	(601)	74		(1)		52	0		0	105	2,309

Trading assets	25,970	2,741	(3,382)	(3,418)		129		870	0		(1)	1,228	24,137

Investment securities	86	0	0	356		0		4	0		0	(3)	443

Equity	12,205	143	(350)	(266)		0		3	29		180	489	12,433

Life finance instruments	2,048	0	0	(38)		0		130	0		0	94	2,234

Other investments	14,253	143	(350)	(304)		0		133	29		180	583	14,667

Loans	11,079	835	(312)	155		7		(42)	0		9	481	12,212

of which commercial and industrial loans	8,346	251	(113)	(1,537)		3		(275)	0		9	366	7,050

of which financial institutions	2,454	180	(95)	1,598		4		231	0		0	103	4,475

Other intangible assets	30	0	0	87		0		0	0		(28)	1	90

Other assets	6,744	1,484	(1,309)	7,772		31		899	0		18	273	15,912

of which loans held-for-sale	6,220	1,457	(1,287)	7,857		31		931	0		21	250	15,480

Total assets at fair value	59,676	5,203	(5,353)	4,648		167		1,863	29		178	2,633	69,044

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	(217)		0		0	0		0	11	0

Trading liabilities	11,951	909	(1,498)	(2,359)		234		(529)	0		0	557	9,265

of which interest rate derivatives	1,786	128	(142)	(210)		(16)		274	0		0	81	1,901

of which foreign exchange derivatives	2,936	59	(15)	(1,126)		(1)		(84)	0		0	140	1,909

of which equity/index-related derivatives	3,635	253	(468)	(478)		185		(363)	0		0	170	2,934

of which credit derivatives	1,996	444	(567)	(351)		36		(540)	0		0	96	1,114

Short-term borrowings	164	12	(14)	160		0		(40)	0		0	6	288

Long-term debt	16,646	1,532	(2,156)	6,513		(256)		799	0		0	753	23,831

of which structured notes over two years	14,781	1,086	(1,996)	(1,231)		(126)		(756)	0		0	690	12,448

of which non-recourse liabilities	0	350	(16)	8,928		(126)		1,558	0		0	(29)	10,665

Other liabilities	3,995	145	(67)	508		(4)		(403)	0		46	174	4,394

of which failed sales	1,932	106	(28)	668		(4)		(373)	0		0	86	2,387

Total liabilities at fair value	32,962	2,598	(3,735)	4,605		(26)		(173)	0		46	1,501	37,778

Net assets/liabilities at fair value	26,714	2,605	(1,618)	43		193		2,036	29		132	1,132	31,266

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M11				6M10

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	163	826	989	[1]	2,229	161	2,390	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,139)	801	(1,338)		1,897	50	1,947

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 2Q11 were CHF 3,433 million, primarily from trading assets, loans held-for sale and loans. The transfers were related to trading and SPE consolidated positions within the emerging markets, RMBS (including non-agency) and alternative investments businesses, primarily due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q11 were CHF 4,808 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets in loans held-for-sale were mainly related to trading and SPE consolidated positions within the RBMS (including non-agency) and alternative investments businesses due to improved observability of pricing data. The transfers out of level 3 assets in trading assets were related to RMBS due to greater pricing information.

Transfers into level 3 assets during 6M11 were CHF 6,953 million, primarily from trading assets and loans held-for-sale. The transfers were related to trading and SPE consolidated positions within the RMBS (including non-agency) and alternative investments businesses, primarily due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M11 were CHF 8,707 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets in loans held-for-sale were mainly related to trading and SPE consolidated positions within the RMBS and alternative investments business due to improved observability of pricing data. The transfers out of level 3 assets in trading assets were related to RMBS due to greater pricing information from external providers.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Nonrecurring fair value changes
end of	2Q11	4Q10

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	0.6

of which level 2	0.0	0.1

of which level 3	0.6	0.5

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include Single Premium Immediate Annuity, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	2Q11			4Q10

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	82	168	(86)	105	187	(82)

Non-interest-earning loans	479	2,595	(2,116)	653	2,087	(1,434)

Financial instruments (CHF million)

Interest-bearing deposits with banks	336	337	(1)	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,340	116,831	509	136,906	135,939	967

Loans	19,191	19,345	(154)	18,552	18,677	(125)

Other assets [1]	23,661	33,844	(10,183)	25,078	36,195	(11,117)

Due to banks and customer deposits	(720)	(732)	12	(410)	(420)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(109,282)	(109,202)	(80)	(123,697)	(123,562)	(135)

Short-term borrowings	(4,046)	(4,017)	(29)	(3,308)	(3,262)	(46)

Long-term debt	(76,844)	(82,539)	5,695	(83,692)	(90,271)	6,579

Other liabilities	(5,808)	(6,674)	866	(5,734)	(7,569)	1,835

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	6M11		6M10

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	0		10	[1]

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	713	[1]	998	[1]

Other trading assets	(5)	[2]	68	[2]

Other investments	88	[2]	(176)	[3]

of which related to credit risk	(2)		(18)

Loans	1,012	[2]	(513)	[2]

of which related to credit risk	134		453

Other assets	2,110	[2]	1,755	[1]

of which related to credit risk	269		(50)

Due to banks and customer deposits	(12)	[1]	(12)	[2]

of which related to credit risk	8		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(81)	[1]	30	[2]

Short-term borrowings	(141)	[2]	109	[2]

Long-term debt	(4,223)	[2]	1,954	[2]

of which related to credit risk [4]	(301)		1,086

Other liabilities	(738)	[2]	46	[3]

of which related to credit risk	(260)		(34)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF (255) million and CHF 961 million in 6M11 and 6M10, respectively.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 2Q11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	46		9		55	0

Equity funds	26		5,640	[1]	5,666	0

Equity funds sold short	0		(156)		(156)	0

Total funds held in trading assets and liabilities	72		5,493		5,565	0

Debt funds	38		249		287	195

Equity funds	5		89		94	0

Others	7		128		135	0

Hedge funds	50		466	[2]	516	195

Debt funds	11		0		11	17

Equity funds	3,234		0		3,234	850

Real estate funds	283		0		283	199

Others	754		0		754	212

Private equities	4,282		0		4,282	1,278

Equity method investments	367		0		367	0

Total funds held in other investments	4,699		466		5,165	1,473

Total fair value	4,771	[3]	5,959	[4]	10,730	1,473	[5]

1 54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 30 days and 17% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on demand with a notice period primarily of less than 30 days and 15% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 2,218 million attributable to noncontrolling interests. 4 Includes CHF 83 million attributable to noncontrolling interests. 5 Includes CHF 521 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 4Q10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	37		6,340	[1]	6,377	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	37		6,260		6,297	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,516		0		3,516	1,054

Real estate funds	322		0		322	223

Others	759		0		759	213

Private equities	4,609		0		4,609	1,509

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,825		801		6,626	1,743

Total fair value	5,862	[3]	7,061	[4]	12,923	1,743	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments
	2Q11		4Q10

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	200,091	200,091	220,443	220,443

Securities received as collateral	32,057	32,057	42,147	42,147

Trading assets	302,626	302,626	324,704	324,704

Investment securities	5,550	5,550	8,397	8,397

Loans	220,030	222,969	218,842	221,937

Other financial assets [1]	191,961	192,003	189,973	190,011

Financial liabilities (CHF million)

Due to banks and deposits	328,442	328,439	325,057	325,051

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	142,245	142,245	168,394	168,394

Obligation to return securities received as collateral	32,057	32,057	42,147	42,147

Trading liabilities	120,452	120,452	133,997	133,997

Short-term borrowings	20,373	20,373	21,683	21,683

Long-term debt	164,159	163,643	173,752	172,698

Other financial liabilities [2]	128,535	128,535	123,549	123,549

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Assets pledged or assigned
end of	2Q11	4Q10

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	153,308	169,702

of which assets provided with the right to sell or repledge	106,454	112,246

Fair value of collateral received with the right to sell or repledge	345,270	356,970

of which sold or repledged	281,012	307,894

Note 28 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,840	5,053		6,893	41	148		7,082

Interest expense	(1,212)	(4,459)		(5,671)	(39)	5		(5,705)

Net interest income	628	594		1,222	2	153		1,377

Commissions and fees	937	2,274		3,211	3	249		3,463

Trading revenues	(433)	1,498		1,065	0	51		1,116

Other revenues	761	76		837	749	(650)		936

Net revenues	1,893	4,442		6,335	754	(197)		6,892

Provision for credit losses	0	(2)		(2)	0	15		13

Compensation and benefits	879	2,091		2,970	24	102		3,096

General and administrative expenses	414	1,200		1,614	(38)	76		1,652

Commission expenses	60	393		453	1	37		491

Total other operating expenses	474	1,593		2,067	(37)	113		2,143

Total operating expenses	1,353	3,684		5,037	(13)	215		5,239

Income/(loss) from continuing operations before taxes	540	760		1,300	767	(427)		1,640

Income tax expense	(17)	238		221	(1)	51		271

Income/(loss) from continuing operations	557	522		1,079	768	(478)		1,369

Net income/(loss)	557	522		1,079	768	(478)		1,369

Net income/(loss) attributable to noncontrolling interests	577	27		604	0	(3)		601

Net income/(loss) attributable to shareholders	(20)	495		475	768	(475)		768

of which from continuing operations	(20)	495		475	768	(475)		768

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 2Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,288	5,591		7,879	59	121		8,059

Interest expense	(1,453)	(5,357)		(6,810)	(57)	10		(6,857)

Net interest income	835	234		1,069	2	131		1,202

Commissions and fees	1,176	2,168		3,344	3	239		3,586

Trading revenues	(120)	3,674		3,554	0	74		3,628

Other revenues	184	(48)		136	1,555	(1,568)		123

Net revenues	2,075	6,028		8,103	1,560	(1,124)		8,539

Provision for credit losses	1	18		19	0	1		20

Compensation and benefits	1,064	2,804		3,868	26	86		3,980

General and administrative expenses	650	1,386		2,036	(65)	90		2,061

Commission expenses	82	444		526	1	42		569

Total other operating expenses	732	1,830		2,562	(64)	132		2,630

Total operating expenses	1,796	4,634		6,430	(38)	218		6,610

Income/(loss) from continuing operations before taxes	278	1,376		1,654	1,598	(1,343)		1,909

Income tax expense	103	(18)		85	5	97		187

Income/(loss) from continuing operations	175	1,394		1,569	1,593	(1,440)		1,722

Net income/(loss)	175	1,394		1,569	1,593	(1,440)		1,722

Net income/(loss) attributable to noncontrolling interests	33	81		114	0	15		129

Net income/(loss) attributable to shareholders	142	1,313		1,455	1,593	(1,455)		1,593

of which from continuing operations	142	1,313		1,455	1,593	(1,455)		1,593

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 6M11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	3,858	8,293		12,151	85	298		12,534

Interest expense	(2,476)	(6,856)		(9,332)	(81)	9		(9,404)

Net interest income	1,382	1,437		2,819	4	307		3,130

Commissions and fees	2,043	4,566		6,609	5	520		7,134

Trading revenues	320	2,790		3,110	0	17		3,127

Other revenues	1,247	323		1,570	1,872	(1,785)		1,657

Net revenues	4,992	9,116		14,108	1,881	(941)		15,048

Provision for credit losses	1	(22)		(21)	0	27		6

Compensation and benefits	2,065	4,817		6,882	49	194		7,125

General and administrative expenses	857	2,359		3,216	(80)	148		3,284

Commission expenses	132	813		945	1	81		1,027

Total other operating expenses	989	3,172		4,161	(79)	229		4,311

Total operating expenses	3,054	7,989		11,043	(30)	423		11,436

Income/(loss) from continuing operations before taxes	1,937	1,149		3,086	1,911	(1,391)		3,606

Income tax expense	335	335		670	4	62		736

Income/(loss) from continuing operations	1,602	814		2,416	1,907	(1,453)		2,870

Net income/(loss)	1,602	814		2,416	1,907	(1,453)		2,870

Net income/(loss) attributable to noncontrolling interests	947	52		999	0	(36)		963

Net income/(loss) attributable to shareholders	655	762		1,417	1,907	(1,417)		1,907

of which from continuing operations	655	762		1,417	1,907	(1,417)		1,907

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 6M10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	4,592	8,917		13,509	117	239		13,865

Interest expense	(2,758)	(7,857)		(10,615)	(114)	13		(10,716)

Net interest income	1,834	1,060		2,894	3	252		3,149

Commissions and fees	2,156	4,346		6,502	5	486		6,993

Trading revenues	512	6,429		6,941	0	139		7,080

Other revenues	311	(14)		297	3,557	(3,524)		330

Net revenues	4,813	11,821		16,634	3,565	(2,647)		17,552

Provision for credit losses	10	(51)		(41)	0	11		(30)

Compensation and benefits	2,260	5,404		7,664	47	162		7,873

General and administrative expenses	1,087	2,625		3,712	(137)	161		3,736

Commission expenses	160	846		1,006	1	82		1,089

Total other operating expenses	1,247	3,471		4,718	(136)	243		4,825

Total operating expenses	3,507	8,875		12,382	(89)	405		12,698

Income/(loss) from continuing operations before taxes	1,296	2,997		4,293	3,654	(3,063)		4,884

Income tax expense/(benefit)	476	405		881	6	139		1,026

Income/(loss) from continuing operations	820	2,592		3,412	3,648	(3,202)		3,858

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	820	2,573		3,393	3,648	(3,202)		3,839

Net income/(loss) attributable to noncontrolling interests	86	127		213	0	(22)		191

Net income/(loss) attributable to shareholders	734	2,446		3,180	3,648	(3,180)		3,648

of which from continuing operations	734	2,465		3,199	3,648	(3,180)		3,667

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,790	62,770		68,560	16	(503)		68,073

Interest-bearing deposits with banks	77	4,715		4,792	0	(2,852)		1,940

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	121,129	77,839		198,968	0	1,123		200,091

Securities received as collateral	36,948	(4,947)		32,001	0	56		32,057

Trading assets	93,586	204,945		298,531	0	4,095		302,626

Investment securities	0	4,024		4,024	0	1,526		5,550

Other investments	8,594	5,075		13,669	32,004	(31,587)		14,086

Net loans	26,047	174,283		200,330	6,534	13,166		220,030

Premises and equipment	937	5,223		6,160	0	491		6,651

Goodwill	535	6,238		6,773	0	1,135		7,908

Other intangible assets	90	184		274	0	7		281

Brokerage receivables	16,016	24,675		40,691	0	154		40,845

Other assets	17,456	59,001		76,457	198	130		76,785

Total assets	327,205	624,025		951,230	38,752	(13,059)		976,923

Liabilities and equity (CHF million)

Due to banks	93	50,708		50,801	5,514	(14,328)		41,987

Customer deposits	0	262,809		262,809	0	23,646		286,455

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	115,395	26,850		142,245	0	0		142,245

Obligation to return securities received as collateral	36,948	(4,947)		32,001	0	56		32,057

Trading liabilities	26,326	93,350		119,676	0	776		120,452

Short-term borrowings	23,495	(5,048)		18,447	0	1,926		20,373

Long-term debt	44,687	116,157		160,844	1,908	1,407		164,159

Brokerage payables	46,520	20,923		67,443	0	(128)		67,315

Other liabilities	10,390	50,323		60,713	114	746		61,573

Total liabilities	303,854	611,125		914,979	7,536	14,101		936,616

Total shareholders' equity	17,300	8,696		25,996	31,216	(25,996)		31,216

Noncontrolling interests	6,051	4,204		10,255	0	(1,164)		9,091

Total equity	23,351	12,900		36,251	31,216	(27,160)		40,307

Total liabilities and equity	327,205	624,025		951,230	38,752	(13,059)		976,923

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
6M11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	4,943	(4,816)		127	2,964	(2,583)		508

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1)	(561)		(562)	0	77		(485)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,444)	4,764		2,320	0	(1,388)		932

Purchase of investment securities	0	(79)		(79)	0	(1,093)		(1,172)

Proceeds from sale of investment securities	0	2,096		2,096	0	0		2,096

Maturities of investment securities	0	84		84	0	1,288		1,372

Investments in subsidiaries and other investments	708	(1,498)		(790)	(2,490)	2,410		(870)

Proceeds from sale of other investments	428	2,019		2,447	0	69		2,516

(Increase)/decrease in loans	2,192	(6,210)		(4,018)	74	(1,692)		(5,636)

Proceeds from sales of loans	0	230		230	0	0		230

Capital expenditures for premises and equipment and other intangible assets	(182)	(522)		(704)	0	(14)		(718)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	9	49		58	0	89		147

Net cash provided by/(used in) investing activities of continuing operations	710	375		1,085	(2,416)	(254)		(1,585)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(16)	14,941		14,925	(656)	1,434		15,703

Increase/(decrease) in short-term borrowings	(12,509)	12,928		419	0	(6)		413

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	8,015	(18,255)		(10,240)	0	0		(10,240)

Issuances of long-term debt	2,718	19,774		22,492	5	1,105		23,602

Repayments of long-term debt	(2,649)	(15,767)		(18,416)	0	(556)		(18,972)

Issuances of common shares	0	0		0	666	0		666

Sale of treasury shares	0	614		614	417	6,715		7,746

Repurchase of treasury shares	0	(612)		(612)	(61)	(6,999)		(7,672)

Dividends paid/capital repayments	0	(142)		(142)	(1,560)	(103)		(1,805)

Other, net	60	(358)		(298)	632	337		671

Net cash provided by/(used in) financing activities of continuing operations	(4,381)	13,123		8,742	(557)	1,927		10,112

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(615)	(5,835)		(6,450)	7	(11)		(6,454)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25		25	0	0		25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	657	2,872		3,529	(2)	(921)		2,606

Cash and due from banks at beginning of period	5,133	59,898		65,031	18	418		65,467

Cash and due from banks at end of period	5,790	62,770		68,560	16	(503)		68,073

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
6M10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	40,062	(3,637)		36,425	3,859	(3,469)		36,815

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(589)	(1,013)		(1,602)	0	865		(737)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(1,076)	(29,619)		(30,695)	0	494		(30,201)

Purchase of investment securities	0	(32)		(32)	0	(1,134)		(1,166)

Proceeds from sale of investment securities	0	680		680	0	0		680

Maturities of investment securities	0	590		590	29	1,122		1,741

Investments in subsidiaries and other investments	(94)	(269)		(363)	(408)	311		(460)

Proceeds from sale of other investments	423	513		936	0	118		1,054

(Increase)/decrease in loans	764	3,585		4,349	458	(3,521)		1,286

Proceeds from sales of loans	0	478		478	0	0		478

Capital expenditures for premises and equipment and other intangible assets	(283)	(474)		(757)	0	(7)		(764)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	34	123		157	0	27		184

Net cash provided by/(used in) investing activities of continuing operations	(821)	(25,435)		(26,256)	79	(1,725)		(27,902)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	74	7,852		7,926	(2,239)	2,071		7,758

Increase/(decrease) in short-term borrowings	(8,036)	16,653		8,617	0	388		9,005

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(30,070)	33,454		3,384	0	(99)		3,285

Issuances of long-term debt	191	28,962		29,153	6	1,464		30,623

Repayments of long-term debt	(1,849)	(24,981)		(26,830)	(483)	(924)		(28,237)

Issuances of common shares	0	0		0	29	0		29

Sale of treasury shares	0	1,528		1,528	21	13,350		14,899

Repurchase of treasury shares	0	(1,281)		(1,281)	(1,316)	(13,835)		(16,432)

Dividends paid/capital repayments	0	(3,159)		(3,159)	(2,378)	2,883		(2,654)

Other, net	140	(3,254)		(3,114)	2,419	23		(672)

Net cash provided by/(used in) financing activities of continuing operations	(39,550)	55,774		16,224	(3,941)	5,321		17,604

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	96	(847)		(751)	2	(3)		(752)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(98)		(98)	0	0		(98)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(213)	25,757		25,544	(1)	124		25,667

Cash and due from banks at beginning of period	1,989	50,546		52,535	11	(689)		51,857

Cash and due from banks at end of period	1,776	76,303		78,079	10	(565)		77,524

1 Includes eliminations and consolidation adjustments.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010 and updated in quarterly reports and below. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors.

In 2Q11, the Group recorded net litigation provisions of CHF 69 million, primarily in Investment Banking and Corporate Center. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

US tax matter
Credit Suisse has been responding to subpoenas and other requests for information from the Department of Justice (DOJ), SEC and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC is investigating whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted or arrested for alleged conduct while employed at Credit Suisse or other financial institutions. Credit Suisse has received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and, subject to Swiss legal obligations, are cooperating with the authorities to resolve these matters.

NCFE-related litigation
On April 12, 2011, the US District Court for the Southern District of Ohio (SDO) granted the summary judgment motion of Credit Suisse Securities (USA) LLC (CSS LLC) and an affiliate to dismiss the action filed by the trust created through the National Century Financial Enterprises, Inc. and its affiliates (NCFE) bankruptcy plan. The trust filed a motion with the SDO to reconsider that decision on May 11, 2011. CSS LLC and an affiliate filed an opposition to that motion on May 19, 2011. On June 24, 2011, CSS LLC and its affiliates agreed in principle to settle this action and the action filed by the trust and another trust created in NCFE's bankruptcy in the US Bankruptcy Court for the Southern District of Ohio (objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE's bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan). The agreement in principle with the trusts is subject to the execution of formal settlement documentation and is covered by existing provisions.

Mortgage-related matters
Class action litigations
In June 2011, the US District Court for the Southern District of New York (SDNY) allowed additional RMBS investors to intervene as plaintiffs in the In re IndyMac Mortgage-Backed Securities Litigation class action for the purpose of asserting certain claims related to an additional USD 1.7 billion of IndyMac RMBS offerings underwritten by CSS LLC. As a result, the proportional share of IndyMac RMBS at issue for which CSS LLC served as underwriter increased to approximately USD 3.0 billion (approximately 37% of USD 8.1 billion at issue across all banks).

Individual Investor Actions
CSS LLC and certain of its affiliates were named among the defendants in three new individual investor actions: one action brought by the Federal Home Loan Bank of Boston in Massachusetts state court related to approximately USD 423 million of RMBS at issue (approximately 7% of USD 5.9 billion at issue against all banks); and two actions brought by The Union Central Life Insurance Company and certain of its affiliates in the SDNY related to approximately USD 71 million of RMBS at issue (approximately 36% of USD 199 million at issue against all banks).

Monoline insurer disputes
In the two litigations brought against CSS LLC and certain of its affiliates by monoline insurers related to claims that loans underlying the insured transactions breach certain representations and warranties, the New York state court dismissed both of the monoline insurer plaintiffs’ fraudulent inducement claims against CSS LLC and its affiliates. Plaintiffs are requesting reconsideration by the court.

Auction Rate Securities
On March 31, 2011, the US District Court for the Eastern District of New York denied in part, and granted in part, the Group's motion to dismiss the original complaint of ST Microelectronics (ST), alleging violations of the federal securities laws and various common law causes of action relating to the ARS portfolio, and granted ST's motion to file an amended complaint in the action. On June 2, 2011, the US Court of Appeals for the Second Circuit affirmed the SDNY's confirmation of ST's FINRA arbitration award against CSS LLC (except to the extent that the SDNY failed to credit against the amount of the award USD 75 million received by ST from the sale of certain of the ARS and to reduce the amount of interest owed by CSS LLC accordingly). On June 8, 2011, CSS LLC, the Group and ST settled these cases. Pursuant to the settlement, CSS LLC and the Group paid ST USD 357 million and received the ARS positions and interest in ST's CSS LLC account as of the settlement date. Substantially all of the settlement amount was covered by existing provisions.

ADR litigation
On July 18, 2011, the SDNY granted final approval of the settlement among the Group, certain of its executives and a plaintiff class of purchasers of Group ADRs on the New York Stock Exchange and US purchasers of Group common shares on foreign exchanges, and dismissed with prejudice the entire action.

Investor information
Investor information

Investor information
Share data

	in / end of

	6M11	2010		2009	2008

Share price (common shares, CHF)

Average	39.22	45.97		45.65	48.87

Minimum	31.62	37.04		22.48	24.90

Maximum	44.99	56.40		60.40	66.95

End of period	32.70	37.67		51.20	28.50

Share price (American Depositary Shares, USD)

Average	43.14	44.16		42.61	45.48

Minimum	37.98	36.54		19.04	19.01

Maximum	47.63	54.57		59.84	59.76

End of period	39.02	40.41		49.16	28.26

Market capitalization

Market capitalization (CHF million)	39,312	44,683		60,691	33,762

Market capitalization (USD million)	46,910	47,933		58,273	33,478

Dividend per share (CHF)

Dividend per share paid	–	1.30	[1]	2.00	0.10

1 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of August 8, 2011	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Stable

List of abbreviations
A

ABS	Asset-Backed Securities

ADS	American Depositary Share

AMF	Asset Management Finance

AOCI	Accumulated Other Comprehensive Income

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

BRL	Brazilian Real

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common Equity Tier 1

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

D

DVA	Debit Valuation Adjustment

E

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FNMA	Federal National Mortgage Association

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

GDP	Gross Domestic Product

G-SIB	Globally Systemically Important Bank

GSE	Government-Sponsored Enterprise

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

M

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OIS	Overnight Indexed Swap

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PFS	Prime Fund Services

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Asset

S

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SPE	Special Purpose Entity

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNW	Ultra-High-Net-Worth

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Ytd	Year to Date

Foreign currency translation rates

	End of				Average in			Average in

	2Q11	1Q11	4Q10	2Q10	2Q11	1Q11	2Q10	6M11	6M10

1 USD / 1 CHF	0.84	0.91	0.94	1.08	0.87	0.93	1.09	0.90	1.07

1 EUR / 1 CHF	1.22	1.30	1.25	1.32	1.26	1.28	1.40	1.27	1.43

1 GBP / 1 CHF	1.35	1.47	1.45	1.61	1.42	1.49	1.63	1.46	1.65

100 JPY / 1 CHF	1.04	1.10	1.15	1.22	1.06	1.14	1.19	1.10	1.18

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery in the US or other developed countries in 2011 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional Information – Risk Factors.

Financial calendar and information sources
Financial calendar and information sources

Financial calendar

Third quarter 2011 results	Tuesday, November 1, 2011

Fourth quarter / full year 2011 results	Thursday, February 9, 2012

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and an in-depth review of our operating and financial results.

Company Profile
For insights about the activities of each of the Group’s divisions, regions and other shared services functions, refer to the Company Profile. The Business Review, a summary of the Group’s financial performance during the year, is included in the publication.

Corporate Responsibility Report and Chronicle
For a detailed presentation on how the Group addresses its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report. This publication is complemented by an online Chronicle that adds a multimedia dimension by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. www.credit-suisse.com/chronicle

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520134 English